   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER   , 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                        REGISTRATION NO. 333-
                                                                        811-8722

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                    FORM S-6
               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2
                            ------------------------

                            PROVIDENTMUTUAL VARIABLE
                             LIFE SEPARATE ACCOUNT
                             (EXACT NAME OF TRUST)

              PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA
                              (NAME OF DEPOSITOR)

                             300 CONTINENTAL DRIVE
                             NEWARK, DELAWARE 19173
         (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                         ADAM SCARAMELLA, ESQ., COUNSEL
              PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA
                              1050 WESTLAKES DRIVE
                           BERWYN, PENNSYLVANIA 19312
                (NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE)

                                    COPY TO:
                             STEPHEN E. ROTH, ESQ.
                          SUTHERLAND, ASBILL & BRENNAN
                         1275 PENNSYLVANIA AVENUE, N.W.
                           WASHINGTON, DC 20004-2404

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of this Registration Statement

 TITLE OF SECURITIES BEING OFFERED:  Individual Flexible Premium Variable Life
                              Insurance Policies.

     The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
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

                                   PROSPECTUS
                                      FOR
                                FLEXIBLE PREMIUM
                              ADJUSTABLE VARIABLE
                                 LIFE INSURANCE
                                   ISSUED BY
                        PROVIDENTMUTUAL LIFE AND ANNUITY
                               COMPANY OF AMERICA

PROVIDENTMUTUAL LIFE AND ANNUITY
COMPANY OF AMERICA

PROSPECTUS

           FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
                                   ISSUED BY

              PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA
         SERVICE CENTER: 300 CONTINENTAL DRIVE, NEWARK, DELAWARE 19173 CORPORATE HEADQUARTERS: 1050 WESTLAKES DRIVE, BERWYN, PENNSYLVANIA 19312
                           TELEPHONE: (302) 452-4000

     This Prospectus describes a flexible premium adjustable variable life insurance policy (the "Policy") offered by Providentmutual Life and Annuity Company of America ("PLACA"). The Policy has an insurance component and an investment component. The primary purpose of the Policy is to provide insurance coverage for the lifetime of the Insured. The Policy gives the policyowner (the "Owner") the right to vary the frequency and amount of premium payments, to choose among investment alternatives with different investment objectives and to increase or decrease the death benefit payable under the Policy.

     After certain deductions are made, Net Premiums are allocated to one or more Subaccounts of the Providentmutual Variable Life Separate Account, or the Guaranteed Account, or both. The Providentmutual Variable Life Separate Account has twenty-eight Subaccounts, the assets of which are each invested in shares of a corresponding investment Portfolio that is part of one of the following mutual fund companies:

--------------------------------------------------------------------------------------------------------------------------
                                                                                              SCUDDER VARIABLE
     THE MARKET STREET FUND, INC.                OCC ACCUMULATION TRUST                     LIFE INVESTMENT FUND
--------------------------------------------------------------------------------------------------------------------------
  - Aggressive Growth Portfolio          - Equity Portfolio                        - Growth and Income Portfolio
  - All-Pro Large Cap Growth Portfolio   - Managed Portfolio
  - All-Pro Large Cap Value Portfolio
  - All-Pro Small Cap Growth Portfolio
  - All-Pro Small Cap Value Portfolio
  - Bond Portfolio
  - Growth Portfolio
  - International Portfolio
  - Managed Portfolio
  - Money Market Portfolio
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                   NEUBERGER & BERMAN                       THE DREYFUS SOCIALLY
        THE ALGER AMERICAN FUND                 ADVISERS MANAGEMENT TRUST                  RESPONSIBLE GROWTH FUND
--------------------------------------------------------------------------------------------------------------------------
  - Limited Maturity Bond Portfolio      - Small Capitalization Portfolio          - Socially Responsible Portfolio
  - Partners Portfolio
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                   VARIABLE INSURANCE                        VARIABLE INSURANCE
   VAN ECK WORLDWIDE INSURANCE TRUST                  PRODUCTS FUND                            PRODUCT FUND II
--------------------------------------------------------------------------------------------------------------------------
  - Worldwide Bond Portfolio             - Equity-Income Portfolio                 - Asset Manager Portfolio
  - Worldwide Emerging Market Portfolio  - Growth Portfolio                        - Contrafund Portfolio
  - Worldwide Hard Assets Portfolio      - High Income Portfolio                   - Index 500 Portfolio
  - Worldwide Real Estate Portfolio      - Overseas Portfolio
--------------------------------------------------------------------------------------------------------------------------

     The Owner bears the entire investment risk for all amounts allocated to the Subaccounts; there is no guaranteed minimum value for the Subaccounts.

     The accompanying prospectuses for the funds describe the investment objectives and the attendant risks of the Portfolios. The Policy Account Value will reflect monthly deductions and certain other fees and charges. Also, a surrender charge may be imposed if, during the first 12 Policy Years or within 12 years after a Face Amount increase, the Policy lapses or if the Owner decreases the Face Amount. Generally, during the first five Policy Years, the Policy will remain in force as long as the Minimum Guarantee Premium is paid or there is sufficient value in the Policy to pay certain monthly charges imposed under the Policy. After the fifth Policy Year, the Policy will only remain in force if there is sufficient value to pay the monthly deductions and other charges under the Policy.

     This Prospectus must be accompanied or preceded by current prospectuses for the funds. Please read this Prospectus carefully and retain it for future reference.

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               February   , 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY OF THE POLICY
  The Policy................................................     3
  Purpose of the Policy.....................................     3
  The Death Benefit.........................................     3
  Flexibility to Adjust Amount of Death Benefit.............     4
  Policy Account Value......................................     4
  Allocation of Net Premiums................................     4
  Transfers.................................................     5
  Free-Look.................................................     5
  Charges Assessed Under the Policy.........................     5
  Loan Privilege............................................     7
  Partial Withdrawal of Net Cash Surrender Value............     7
  Surrender of the Policy...................................     7
  Accelerated Death Benefit.................................     7
  Tax Treatment.............................................     7
  Illustrations.............................................     8
Table of Fund Fees and Expenses.............................     9
The Company, Variable Account and Funds.....................    11
  Providentmutual Life and Annuity Company of America.......    11
  The Providentmutual Variable Life Separate Account........    11
  The Funds.................................................    11
  Market Street Fund, Inc. .................................    12
  The Alger American Fund...................................    14
  Variable Insurance Product Fund and Variable Insurance
     Products Fund II.......................................    15
  Neuberger & Berman Advisers Management Trust..............    18
  Van Eck Worldwide Insurance Trust.........................    18
  Additional Information About the Funds and Portfolios.....    19
Detailed Description of Policy Provisions...................    20
  Death Benefit.............................................    20
  Ability to Adjust Face Amount.............................    22
  Insurance Protection......................................    23
  Payment and Allocation of Premiums........................    24
  Special Policy Account Value Credit.......................    26
  Policy Account Value......................................    26
  Policy Duration...........................................    26
  Transfers of Policy Account Value.........................    27
  Free Look Privileges......................................    28
  Loan Privileges...........................................    29
  Surrender Privilege.......................................    30
  Partial Withdrawal Privilege..............................    30
  Accelerated Death Benefit.................................    32
Charges and Deductions......................................    34
  Premium Expense Charge....................................    34
  Surrender Charges.........................................    34
  Monthly Deductions........................................    36
  Face Amount Increase Charge...............................    37

                                                              PAGE
                                                              ----
  Partial Withdrawal Charge.................................    37
  Transfer Charge...........................................    37
  Mortality and Expense Risk Charge.........................    37
  Other Charges.............................................    38
The Guaranteed Account......................................    39
  Minimum Guaranteed and Current Interest Rates.............    39
  Transfers from Guaranteed Account.........................    40
Other Policy Provisions.....................................    41
  Benefit Payable on Final Policy Date......................    41
  Payment of Policy Benefits................................    41
  The Policy Application....................................    41
  Ownership.................................................    41
  Beneficiary...............................................    42
  Change of Owner and Beneficiary...........................    42
  Split Dollar Arrangements.................................    42
  Assignments...............................................    42
  Misstatement of Age and Sex...............................    43
  Suicide...................................................    43
  Contestability............................................    43
  Settlement Options........................................    43
  Supplementary Benefits....................................    43
Federal Income Tax Considerations...........................    45
  Introduction..............................................    45
  Tax Status of the Policy..................................    45
  Tax Treatment of Policy Benefits..........................    46
  Possible Tax Law Changes..................................    48
  Special Rules for Pension and Profit-Sharing Plans........    48
  Possible Charge for PLACA's Taxes.........................    48
Policies Issued in Conjunction with Employee Benefit
  Plans.....................................................    49
Legal Developments Regarding Unisex Actuarial Tables........    49
Voting Rights...............................................    49
Changes to the Variable Account and the Funds...............    51
  Changes to Variable Account Operations....................    51
  Changes to Available Portfolios...........................    51
  Termination of Participation Agreements...................    51
Officers and Directors of PLACA.............................    53
Distribution of Policies....................................    53
Policy Reports..............................................    54
Preparing for Year 2000.....................................    54
State Regulation............................................    55
Legal Proceedings...........................................    55
Experts.....................................................    55
Legal Matters...............................................    55
Definitions.................................................    56
Appendix A -- Illustration of Death Benefits, Policy Account
Values and Net Cash Surrender
                Values......................................   A-1
Appendix B -- Long Term Market Trends.......................   B-1
Financial Statements........................................   F-1

                             SUMMARY OF THE POLICY

     The following summary of the Policy provisions should be read in conjunction with the detailed information appearing elsewhere in this Prospectus. Unless otherwise indicated, the description of the Policy in this prospectus assumes that the Insured is alive, the Policy is in force and there is no outstanding loan.

THE POLICY

     The Flexible Premium Adjustable Variable Life Insurance Policy (the "Policy") offered by this Prospectus is issued by Providentmutual Life and Annuity Company of America ("PLACA"). The Policy is similar in many ways to a fixed-benefit life insurance policy. As with a fixed-benefit life insurance policy, the Owner of a Policy makes premium payments in return for insurance coverage on the person insured. Also, like many fixed-benefit life insurance policies, the Policy provides for accumulation of Net Premiums and a Net Cash Surrender Value which is payable if the Policy is surrendered during the Insured's lifetime. As with many fixed-benefit life insurance policies, the Net Cash Surrender Value during the early Policy Years is likely to be substantially lower than the aggregate premium payments made.

     However, the Policy differs from a fixed-benefit life insurance policy in several important respects. Unlike a fixed-benefit life insurance policy, under the Policy, the Death Benefit may and the Policy Account Value will increase or decrease to reflect the investment performance of any Subaccounts to which Policy Account Value is allocated. Also, unless the entire Policy Account Value is allocated to the Fixed Account, there is no guaranteed minimum Net Cash Surrender Value. If Net Cash Surrender Value is insufficient to pay charges due, then, after a grace period, the Policy will Lapse without value. (See "Policy Duration".) However, PLACA guarantees that the Policy will remain in force during the first five Policy Years as long as certain requirements related to the Minimum Guarantee Premium have been met. (See "Policy Lapse.") If a Policy Lapses while loans are outstanding, certain amounts may become subject to income tax and a 10% penalty tax. (See "Federal Income Tax Considerations.")

     The Policy is called "flexible premium" because there is no fixed schedule for premium payments, even though the Owner may establish a schedule of Planned Periodic Premiums. The Policy is described as "adjustable" because the Owner may, within limits, increase or decrease the Face Amount and may change the Death Benefit Option.

     The most important features of the Policy, such as charges and deductions, Death Benefits, and calculation of Policy values, are summarized on the following pages.

PURPOSE OF THE POLICY

     The Policy is designed to provide lifetime insurance benefits and long-term investment of Policy Account Value. A prospective Owner should evaluate the Policy in conjunction with other insurance coverage that he or she may have, as well as their need for insurance and the Policy's long-term investment potential. It may not be advantageous to replace existing insurance coverage with the Policy. In particular, replacement should be carefully considered if the decision to replace existing coverage is based solely on a comparison of Policy illustrations.

THE DEATH BENEFIT

     As long as the Policy remains in force, PLACA will pay the Insurance Proceeds to the Beneficiary upon receipt of due proof of the death of the Insured. The Insurance Proceeds will consist of the Policy's Death Benefit, plus any additional benefits provided by a supplementary benefit rider, less any outstanding Policy loan and accrued interest, less any unpaid Monthly Deductions.

     There are two Death Benefit Options available. Death Benefit Option A provides Death Benefit equal to the greater of (a) the Face Amount and (b) the applicable percentage of the Policy Account Value. Death Benefit Option B provides a Death Benefit equal to the greater of (a) the Face Amount plus the Policy Account Value and (b) the applicable percentage of the Policy Account Value. (See "Death Benefit".)

FLEXIBILITY TO ADJUST AMOUNT OF DEATH BENEFIT

     After the first Policy Year, the Owner has significant flexibility to adjust the Death Benefit by changing the Death Benefit Option or by increasing or decreasing the Face Amount of the Policy. (See "Death Benefit" and "Ability to Adjust Face Amount".) The minimum amount of a requested increase in Face Amount is $25,000 (or such lesser amount required in a particular state) and any requested increase may require evidence of insurability. Any decrease in Face Amount must be for at least $25,000 (or such lesser amount required in a particular state) and cannot result in a Face Amount less than the Minimum Face Amount available. PLACA reserves the right to establish different Minimum Face Amounts for Policies issued in the future.

     Any change in Death Benefit Options or in the Face Amount may affect the charges under the Policy. Any increase in the Face Amount will result in an increase in the Monthly Deductions and any increase in Face Amount will also increase the surrender charges which are imposed upon lapse or surrender of the Policy or the pro-rata surrender charges imposed upon a decrease in Face Amount within the relevant twelve-year period. For any decrease in Face Amount, that part of the surrender charges attributable to the decrease will reduce the Policy Account Value, and the surrender charges will be reduced by this amount. A decrease in Face Amount may also affect cost of insurance charges. (See "Monthly Deductions".)

     To the extent that a requested decrease in Face Amount would result in cumulative premiums exceeding the maximum premium limitations applicable under the Internal Revenue Code of 1986 (the "Code") for life insurance, PLACA will not effect the decrease.

     An Additional Insurance Benefit Rider ("AIB rider") is available with the Policy. Changes in the AIB rider coverage amount may have the same affect on charges and maximum premium limitations.

POLICY ACCOUNT VALUE

     The Policy Account Value in the Subaccounts reflects the investment performance of those Subaccounts, any Net Premiums allocated to those Subaccounts, any transfers to or from those Subaccounts, any partial withdrawals from those Subaccounts, any loans, any loan repayments, any loan interest paid or credited and any charges assessed in connection with the Policy. The Owner bears the entire investment risk for amounts allocated to the Subaccounts.

     The Guaranteed Account earns interest at rates PLACA declares in advance for specific periods. The rates are guaranteed to equal or exceed 4%. The principal, after deductions, is also guaranteed. The value of the Guaranteed Account will reflect any amounts allocated or transferred to it plus interest credited to it, less amounts deducted, transferred or withdrawn from it. (See "The Guaranteed Account".)

     The Loan Account will reflect any amounts transferred from the Subaccounts and/or Guaranteed Account as collateral for Policy loans plus interest of at least 4% credited to such amount. (See "Loan Privileges".)

ALLOCATION OF NET PREMIUMS

     After deduction of the Premium Expense Charge, Net Premiums are allocated to one or more of the Subaccounts and/or the Guaranteed Account as selected by the Owner in the application or by subsequent written notice. The Owner bears the entire risk of Policy Account Value in the Subaccounts.

     Providentmutual Variable Life Separate Account consists of twenty-eight Subaccounts, the assets of which are used to purchase shares of a designated corresponding mutual fund portfolio (each, a "Portfolio") that is part of one of the following funds: The Market Street Fund, Inc.; The Alger American Fund; Neuberger & Berman Advisers Management Trust; The Dreyfus Socially Responsible Growth Fund; OCC Accumulation Trust; Scudder Variable Life Investment Fund; Van Eck Worldwide Insurance Trust; Variable Insurance Products Fund; and Variable Insurance Products Fund II (the "Funds", each, a "Fund"). There is no assurance that the investment objectives of a particular Portfolio will be met.

     Where state law requires a return of premiums paid when a Policy is returned under the Free-Look provision any portion of any Net Premiums received before the expiration of a 15-day period beginning on the later of the Policy Issue Date or the date PLACA receives the Minimum Initial Premium, which are to be allocated to the Subaccounts will be allocated to the Money Market Subaccount. At the end of the 15-day period, Policy Account Value in the Money Market Subaccount is allocated to each of the chosen Subaccounts as indicated in the application. (See "Payment and Allocation of Premiums".)

TRANSFERS

     The Owner may transfer Policy Account Value between and among the Subaccounts and Guaranteed Account. Transfers between and among the Subaccounts or into the Guaranteed Account are made as of the date PLACA receives the request. PLACA requires a minimum amount for each such transfer, usually $1,000. Transfers out of the Guaranteed Account may only be made within 30 days of a Policy Anniversary and are limited in amount. (See "Transfers of Policy Account Value".)

FREE-LOOK

     The Policy provides for an initial Free-Look period. The Owner may cancel the Policy before the later of: (a) 45 days after Part I of the Application for the Policy is signed, and (b) 10 days after the Owner receives the Policy. Upon returning the Policy to PLACA or to an agent of PLACA within such time with a written request for cancellation, the Owner will receive a refund equal to the sum of: (i) the Policy Account Value as of the date PLACA receives the returned Policy; (ii) the amount deducted for premium taxes; (iii) any Monthly Deductions charged against the Policy Account Value; and (iv) an amount reflecting other charges directly or indirectly deducted under the Policy. Where state law requires, the refund will instead equal the premiums paid. (See "Free-Look Privileges".)

     A Free-Look privilege also applies after a requested increase in Face Amount. (See "Free-Look For Increase in Face Amount".)

CHARGES ASSESSED UNDER THE POLICY

     Premium Expense Charge. A Premium Charge will be deducted from each premium payment. This charge consists of:

          1. Premium Tax Charge for state and local premium taxes based on the rate for the Insured's residence at the time the premium is paid. PLACA reserves the right to change the amount of the charge deducted from future premiums if the Insured's residence changes or the applicable law is changed;

          2. Percent of Premium Charge equal to 1.5% of each premium payment. PLACA may increase this charge to a maximum of 3% of each premium payment. (See "Premium Expense Charge".)

     Monthly Deductions. On the Policy Date and on each Policy Processing Date thereafter, the Policy Account Value is reduced by a Monthly Deduction equal to the sum of the monthly Cost of Insurance Charge, Monthly Administrative Charge and a charge for additional benefits added by rider and, on the first 12 Policy Processing Days, the initial Administrative Charge. The monthly Cost of Insurance Charge is determined by multiplying the Net Amount at Risk by the applicable cost of insurance rate(s) in the Policy. The Monthly Administrative Charge is currently $7.50; the maximum permissible Monthly Administrative Charge is $12. (See "Monthly Administrative Charge".) The Initial Administrative Charge is $5, deducted on the first 12 Policy Processing Days. (See "Initial Administrative Charge".)

     Surrender Charge and Additional Surrender Charge. A Surrender Charge is imposed if the Policy is surrendered or lapses at any time before the end of the 12th Policy Year. The Surrender Charge consists of a Deferred Administrative Charge and a Deferred Sales Charge. A portion of this Surrender Charge will be deducted if the Owner decreases the Initial Face Amount before the end of the 12th Policy Year. (See "Surrender Charges".) An Additional Surrender Charge which consists of an Additional Deferred Sales Charge and an Additional Deferred Administrative Charge, will be imposed if the Policy is surrendered or lapses at any time within 12 years after the effective date of an increase in Face Amount. (See "Surrender

Charges".) A portion of an Additional Surrender Charge will be deducted if the related increment of Face Amount is decreased within 12 years after such increase took effect. (See "Surrender Charges".)

     The Deferred Administrative Charge is the charge described below less the amount of any Deferred Administrative Charge previously paid at the time of a decrease in Face Amount.

                                               CHARGE PER $1,000
POLICY YEAR(S)                                  OF FACE AMOUNT
--------------                                 -----------------
1-6..........................................        $4.90
7............................................        $4.20
8............................................        $3.50
9............................................        $2.80

                                               CHARGE PER $1,000
POLICY YEAR(S)                                  OF FACE AMOUNT
--------------                                 -----------------
10.........................................          $2.10
11.........................................          $1.40
12.........................................          $0.70
13+........................................          $   0

     The Deferred Sales Charge is equal to 35% of all premiums paid to the date of surrender, lapse or decrease. The Deferred Sales Charge and any Additional Deferred Sales Charges, however, will not exceed the Maximum Deferred Sales Charge and Maximum Additional Deferred Sales Charges, respectively. During Policy Years one through six (or for six years following the effective date of an increase in Face Amount), this maximum equals 70% of the Target Premium for the Initial Face Amount (or 70% of the Target Premium for the increase, as the case may be). The maximum declines to 60% of the relevant Target Premium during the seventh year, 50% during the eighth year, 40% during the ninth year, 30% during the tenth year, 20% during the eleventh year, 10% during the twelfth year and 0% during years thirteen and later.

     Additional Deferred Administrative Charge. An Additional Deferred Administrative Charge is associated with each increase in Face Amount. The Charge is the same as that for the initial Face Amount except that the Charge grades down based on 12-month periods beginning with the effective date of each increase. The Additional Deferred Administrative Charge paid is the Charge as described less amount of any such Charge previously paid at the time of a decrease in Face Amount.

     Face Amount Increase Charge. A charge, currently $100 plus $0.50 per $1,000 Face Amount increase but not greater than $750, will be deducted from the Policy Account Value on the effective date of an increase in Face Amount to compensate PLACA for administrative expenses in connection with the increase. This charge may be increased in the future but in no event will it exceed $100 plus $3.00 per $1,000 Face Amount increase. (See "Face Amount Increase Charge".)

     Transfer Charge. For each transfer of Policy Account Value between or among the Subaccounts and the Guaranteed Account after the twelfth transfer in a Policy Year, PLACA deducts $25 from the amount transferred to compensate it for administrative costs in handling such transfers. (See "Transfer Charge".)

     Partial Withdrawal Charge. PLACA deducts a $25 charge from Policy Account Value with each partial withdrawal to compensate it for administrative costs. (See "Partial Withdrawal Charge".)

     Daily Charges Against the Subaccounts. PLACA imposes a daily charge for its assumption of certain mortality and expense risks in connection with the Policy at an annual rate which is currently 0.75% of the average daily net assets of the Separate Account. This charge may be increased in the future but will not it exceed an annual rate of 0.90%. (See "Mortality and Expense Risk Charges".)

     Shares of the Portfolios are purchased by the Subaccounts at net asset value which reflects management fees and expenses deducted from the assets of the Portfolios.

LOAN PRIVILEGE

     The Owner may obtain Policy loans in a minimum amount of $500 (or such lesser minimum as may be required in a particular state) but not exceeding, in the aggregate, the Net Cash Surrender Value. Policy loans will bear interest at a fixed rate of 6% per year, payable at the end of each Policy Year. If interest is not paid when due, it will be added to the outstanding loan balance. Policy loans may be repaid at any time and in any amount prior to the Final Policy Date. PLACA transfers Policy Account Value in an amount equal to the loan to the Loan Account where it becomes collateral for the loan. The transfer is made pro-rata from each Subaccount and the Guaranteed Account or as specified by the Owner when applying for the loan. This collateral in the Loan Account earns interest at an effective annual rate of at least 4%. (See "Loan Privileges".)

     Depending upon the investment performance of the Subaccounts and the amounts borrowed, loans may cause a Policy to lapse. Lapse of the Policy with outstanding loans may result in adverse tax consequences including a 10% penalty tax. (See "Tax Treatment of Policy Benefits".)

PARTIAL WITHDRAWAL OF NET CASH SURRENDER VALUE

     After the first Policy Year, the Owner may, subject to certain restrictions, withdraw part of Net Cash Surrender Value. The minimum amount for such withdrawal is $1,500. An expense charge of $25 will be deducted from the Policy Account Value for each withdrawal. The withdrawal amount and expense charge is allocated to the Subaccounts and the Guaranteed Account based on the proportion that the value in each account bears to the total unloaned Policy Account Value or allocated to such Subaccounts as specified by the Owner. If Death Benefit Option A is in effect, PLACA will reduce the Face Amount by the amount of the withdrawal. (See "Partial Withdrawal Privilege".)

SURRENDER OF THE POLICY

     The Owner may at any time surrender the Policy and receive the entire Net Cash Surrender Value. (See "Surrender Privilege".)

ACCELERATED DEATH BENEFIT

     Under the Accelerated Death Benefit Rider, an Owner may receive, at his or her request and upon approval by PLACA, accelerated payment of part of the Policy's Death Benefit if the Insured develops a Terminal Illness or is permanently confined to a Nursing Care Facility (see "Accelerated Death Benefit".)

TAX TREATMENT

     PLACA believes that a Policy issued on a standard premium class basis generally should meet the definition of a life insurance contract in the Code. There is insufficient guidance to determine whether or not a Policy issued on an extra rating (i.e., substandard) basis would satisfy the Code definition of a life insurance contract, particularly if the Owner pays the full amount of premiums permitted under such a Policy. An Owner of a Policy issued on an extra rating basis may, however, adopt certain self-imposed limitations on the amount of premiums paid for such a Policy which should cause the Policy to meet the definition of a life insurance contract. Any Owner contemplating the adoption of such limitations should consult a tax adviser.

     Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, a Policyowner should not be deemed to be in constructive receipt of Policy Account Value under a Policy until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be completely excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally should not be taxed on these proceeds. (See "Tax Status of the Policy".)

     Under certain circumstances, a Policy may be treated as a "Modified Endowment Contract." If the Policy is a Modified Endowment Contract, then all pre-death distributions, including Policy loans, will be treated first as a distribution of taxable income and then as a return of basis or investment in the Policy. In addition, prior to age 59 1/2 any such distributions generally will be subject to a 10% penalty tax. (For further discussion of Modified Endowment Contracts, See "Tax Treatment of Policy Benefits".)

     If the Policy is not a Modified Endowment Contract, distributions generally will be treated first as a return of basis or investment in the contract and then as disbursing taxable income. Moreover, loans will not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a Modified Endowment Contract are subject to the 10% penalty tax. (See "Distributions from Policies Not Classified as Modified Endowment Contracts".)

ILLUSTRATIONS

     Illustrations of Death Benefits, Policy Account Value and Net Cash Surrender Value in this prospectus or used in connection with the purchase of a Policy are based on hypothetical rates of return. These rates are not guaranteed. They are illustrative only and should not be considered a representation of past or future performance. Actual rates of return may be higher or lower than those reflected in Policy illustrations, and therefore, actual Policy values will be different from those illustrated.

                        TABLE OF FUND FEES AND EXPENSES

                                                            MONEY                              AGGRESSIVE
MARKET STREET FUND ANNUAL EXPENSES           GROWTH        MARKET        BOND       MANAGED      GROWTH     INTERNATIONAL
(AS A PERCENTAGE OF AVERAGE NET ASSETS)    PORTFOLIO      PORTFOLIO   PORTFOLIO    PORTFOLIO   PORTFOLIO      PORTFOLIO
---------------------------------------  --------------   ---------   ----------   ---------   ----------   -------------
Management Fees (Investment Advisory
  Fees)............................           0.32%         0.25%        0.35%       0.41%        0.45%         0.75%
Other Expenses.....................           0.11%         0.14%        0.22%       0.17%        0.18%         0.27%
                                              ----          ----         ----        ----         ----          ----
Total Fund Annual Expenses.........           0.43%         0.39%        0.57%       0.58%        0.63%         1.02%

                                            ALL-PRO        ALL-PRO     ALL-PRO      ALL-PRO
                                           LARGE CAP      LARGE CAP   SMALL CAP    SMALL CAP
MARKET STREET FUND ANNUAL EXPENSES           GROWTH         VALUE       GROWTH       VALUE
(AS A PERCENTAGE OF AVERAGE NET ASSETS)    PORTFOLIO      PORTFOLIO   PORTFOLIO    PORTFOLIO
    -------------------------------           ----          ----         ----        ----
Management Fees (Investment Advisory
  Fees)............................           0.70%         0.70%        0.90%       0.90%
Other Expenses.....................           0.40%         0.40%        0.40%       0.40%
                                              ----          ----         ----        ----
Total Fund Annual Expenses.........           1.10%         1.10%        1.30%       1.30%

                                             SMALL
ALGER AMERICAN FUND ANNUAL EXPENSES(2)   CAPITALIZATION
(AS A PERCENTAGE OF AVERAGE NET ASSETS)    PORTFOLIO
    -------------------------------           ----
Management Fees (Investment Advisory
  Fees)............................           0.85%
Other Expenses.....................           0.04%
                                              ----
Total Fund Annual Expenses.........           0.89%

VARIABLE INSURANCE PRODUCTS FUND ("VIP        HIGH         EQUITY-
FUND") ANNUAL EXPENSES(2)                    INCOME        INCOME       GROWTH     OVERSEAS
(AS A PERCENTAGE OF AVERAGE NET ASSETS)    PORTFOLIO      PORTFOLIO   PORTFOLIO    PORTFOLIO
    -------------------------------           ----          ----         ----        ----
Management Fees (Investment Advisory
  Fees)............................           0.59%         0.49%        0.60%       0.74%
Other Expenses (after
  reimbursement)(1)................           0.12%         0.08%        0.07%       0.16%
                                              ----          ----         ----        ----
Total Fund Annual Expenses (after
  reimbursement)(1)................           0.71%         0.57%        0.67%       0.90%

THE DREYFUS SOCIALLY RESPONSIBLE FUND       SOCIALLY
("DREYFUS") ANNUAL EXPENSES(2)            RESPONSIBLE
(AS A PERCENTAGE OF AVERAGE NET ASSETS)    PORTFOLIO
    -------------------------------           ----
Management Fees (Investment Advisory
  Fees)............................           0.75%
Other Expenses.....................           0.07%
                                              ----
Total Fund Annual Expenses.........           0.82%

OCC ACCUMULATION TRUST ("OCC")
ANNUAL EXPENSES(2)                           EQUITY        MANAGED
(AS A PERCENTAGE OF AVERAGE NET ASSETS)    PORTFOLIO      PORTFOLIO
---------------------------------------  --------------   ---------
Management Fees (Investment Advisory
  Fees)............................           0.80%         0.80%
Other Expenses.....................           0.19%         0.07%
                                              ----          ----
Total Fund Annual Expenses.........           0.99%         0.87%

SCUDDER VARIABLE LIFE INVESTMENT FUND        GROWTH
("SCUDDER") ANNUAL EXPENSES(2)             AND INCOME
(AS A PERCENTAGE OF AVERAGE NET ASSETS)    PORTFOLIO
---------------------------------------  --------------
Management Fees (Investment Advisory
  Fees)............................           0.47%
Other Expenses.....................           0.11%
                                              ----
Total Fund Annual Expenses.........           0.58%

VARIABLE INSURANCE PRODUCTS FUND II          ASSET          GRADE
("VIP II FUND") ANNUAL EXPENSES(2)          MANAGER         BOND      CONTRAFUND
(AS A PERCENTAGE OF AVERAGE NET ASSETS)    PORTFOLIO      PORTFOLIO   PORTFOLIO
    -------------------------------           ----          ----         ----
Management Fees (Investment Advisory
  Fees)............................           0.55%         0.28%        0.59%
Other Expenses (after reimburse-
  ment)(1).........................           0.09%         0.00%        0.09%
                                              ----          ----         ----
Total Fund Annual Expenses (after
  reimbursement)(1)................           0.64%         0.28%        0.68%

                                            LIMITED
NEUBERGER & BERMAN ADVISERS                 MATURITY
MANAGEMENT TRUST ANNUAL EXPENSES(2)           BOND        PARTNERS
(AS A PERCENTAGE OF AVERAGE NET ASSETS)    PORTFOLIO      PORTFOLIO
    -------------------------------           ----          ----
Management Fees (Investment Advisory
  Fees)............................           0.65%         0.80%
Other Expenses.....................           0.12%         0.06%
                                              ----          ----
Total Fund Annual Expenses.........           0.77%         0.86%

                                                          WORLDWIDE   WORLDWIDE    WORLDWIDE
VAN ECK WORLDWIDE INSURANCE                WORLDWIDE        HARD       EMERGING      REAL
TRUST ANNUAL EXPENSES(2)                      BOND         ASSETS       MARKET      ESTATE
(AS A PERCENTAGE OF AVERAGE NET ASSETS)    PORTFOLIO      PORTFOLIO   PORTFOLIO    PORTFOLIO
    -------------------------------           ----          ----         ----        ----
Management Fees (Investment Advisory
  Fees)............................           1.00%         1.00%        1.00%       1.00%
Other Expenses (after reimburse-
  ment)(1).........................           0.12%         0.17%        0.00%       0.17%
                                              ----          ----         ----        ----
Total Fund Annual Expenses (after
  reimbursement)(1)................           1.12%         1.17%        1.00%       1.17%

---------------
(1) For certain portfolios, certain expenses were reimbursed during 1997. It is anticipated that expense reimbursement and fee waiver arrangements will continue past the current year. Absent the expense reimbursement, the 1997 Other Expenses and Total Annual Expenses would have been 0.09%, 0.58%, respectively, for the VIP Fund Equity-Income Portfolio, 0.09%, 0.69%, respectively, for the VIP Fund Growth Portfolio, 0.17%, 0.91%, respectively, for the VIP II Fund Overseas Portfolio, 0.10%, 0.65%, respectively, for the VIP II Fund Asset Manager Portfolio, 0.13%, 0.40%, respectively, for the VIP II Fund Index 500 Portfolio, 0.11%, 0.71%, respectively, for the VIP II Fund Contrafund Portfolio, and 0.18%, 1.18%, respectively, for the Van Eck Worldwide Hard Assets Portfolio. Similar expense reimbursement and fee waiver arrangements were also in place for the other Portfolios and it is anticipated that such arrangements will continue past the current year. However, no expenses were reimbursed or fees waived during 1997 for these Portfolios because the level of actual expenses and fees never exceeded the thresholds at which the reimbursement and waiver arrangements would have become operative.

(2) The fee and expense information regarding the Funds was provided by those Funds. The Neuberger & Berman Advisers Management Trust, the Alger American Fund, the Dreyfus Socially Responsible Growth Fund, the OCC Accumulation Trust, the Scudder Variable Life Investment Fund, the VIP Fund, the VIP II Fund, and the Van Eck WIT Fund are not affiliated with PLACA.

                    THE COMPANY, VARIABLE ACCOUNT AND FUNDS

PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA

     The Contracts are issued by PLACA which is a stock life insurance company originally incorporated under the name of Washington Square Life Insurance Company in the Commonwealth of Pennsylvania in 1958. The name of the Company was changed to PLACA in 1991 and the Company was redomiciled as a Delaware insurance company in December, 1992. PLACA is currently licensed to transact life insurance business in 48 states and the District of Columbia. As of December 31, 1997, PLACA had total assets of approximately $1.2 billion.

     PLACA is a wholly-owned subsidiary of Provident Mutual Life Insurance Company ("PMLIC"). PMLIC was chartered by the Commonwealth of Pennsylvania in 1865 and at the end of 1997 had total assets of approximately $7.9 billion. On December 31, 1997, PLACA and PMLIC entered into a Support Agreement whereby PMLIC agrees to maintain PLACA's total adjusted capital at the level of 200% of the "company action level" for risk-based capital at the end of each calendar quarter during the term of the agreement. Under the Support Agreement, PMLIC also agrees to maintain PLACA's cash or cash equivalents from time to time as may be necessary during the term of the agreement in an amount sufficient for the payment of benefits and other contractual claims pursuant to policies and other contracts issued by PLACA. Other than this Support Agreement, PMLIC is under no obligation to invest money in PLACA nor is it in any way a guarantor of PLACA's contractual obligations or obligations under the Policies. PLACA is subject to regulation by the Insurance Department of the State of Delaware as well as by the insurance departments of all other states and jurisdictions in which it does business.

     PLACA is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may include the IMSA logo and information about IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

THE PROVIDENTMUTUAL VARIABLE LIFE SEPARATE ACCOUNT

     The Providentmutual Variable Life Separate Account (the "Variable Account") is a separate investment account of PLACA established by the Board of Directors of PLACA under Delaware law to support the Policies and other variable life insurance policies. PLACA has registered the Variable Account with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.

     The assets of the Variable Account are owned by PLACA. However, these assets are held separate from other assets and are not part of PLACA's General Account. The portion of the assets of the Variable Account equal to the reserves or other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business PLACA conducts. PLACA may transfer to its General Account any assets of the Variable Account that exceed the reserves and the Contract liabilities of the Variable Account (which will always be at least equal to the aggregate Policy Account value allocated to the Variable Account under the Policies). The income, gains and losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to other income, gains or losses of PLACA. PLACA may accumulate in the Variable Account the accrued charges for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the Policies. The Variable Account currently has twenty-eight Subaccounts, each corresponding to an investment portfolio (a "Portfolio") of one of the mutual fund companies listed below.

THE FUNDS

     The Portfolios are each part of one of nine series-type mutual fund companies (each, a "Fund"): Market Street Fund, Inc.; Neuberger & Berman Advisers Management Trust; The Alger American Fund; The Dreyfus Socially Responsible Growth Fund; OCC Accumulation Trust; Scudder Variable Life Investment

Fund; Van Eck Investment Trust; Variable Insurance Products Fund; and Variable Insurance Products Fund II. Each of the Funds are registered with the SEC under the 1940 Act as an open-end management investment company. The SEC does not, however, supervise the management or the investment practices and policies of the Funds or their Portfolios. The assets of each Portfolio are separate from the assets of other portfolios of that Fund and each Portfolio has separate investment objectives and policies. Some of the Funds may, in the future, create additional Portfolios. The investment experience of each Subaccount depends on the investment performance of its corresponding Portfolio.

     Certain Subaccounts invest in portfolios that have similar investment objectives and/or policies; therefore before choosing Subaccounts, carefully read the individual prospectuses for the Funds along with this prospectus.

MARKET STREET FUND, INC.

     The Variable Account has ten Subaccounts that invest exclusively in shares of Market Street Fund, Inc., ("MS Fund") The investment objectives of MS Fund's Portfolios are set forth below.

     The Growth Portfolio. This portfolio seeks intermediate and long-term growth of capital by investing in common stocks of companies believed to offer above-average growth potential over both the intermediate and the long-term. Current income is a secondary consideration.

     The Money Market Portfolio. The Money Market Portfolio seeks to provide maximum current income consistent with capital preservation and liquidity by investing in high-quality money market instruments.

     The Bond Portfolio. The Bond Portfolio seeks to generate a high level of current income consistent with prudent investment risk by investing in a diversified portfolio of marketable debt securities.

     The Managed Portfolio. The Managed Portfolio seeks to realize as high a level of long-term total rate of return as is consistent with prudent investment risk by investing in stocks, bonds, money market instruments or a combination thereof.

     The Aggressive Growth Portfolio. The Aggressive Growth Portfolio seeks to achieve a high level of long-term capital appreciation by investing in securities of a diverse group of smaller emerging companies.

     The International Portfolio. The International Portfolio seeks long-term growth of capital principally through investments in a diversified portfolio of marketable equity securities of established non-United States companies.

     All Pro Large Cap Growth Portfolio. The All Pro Large Cap Growth Portfolio seeks to achieve long-term capital appreciation. The Portfolio pursues its objective by investing primarily in common stock and other equity securities of companies among the 750 largest by market capitalization at the time of purchase, which the Advisers believe show potential for growth in future earnings.

     All Pro Small Cap Growth Portfolio. The All Pro Small Cap Growth Portfolio seeks to achieve long-term capital appreciation. The Portfolio pursues its objective by investing primarily in common stock and other equity securities of companies that rank between 751 and 1,750 in size measured by market capitalization at the time of purchase, which the Advisers believe show potential for growth in future earnings.

     All Pro Large Cap Value Portfolio. The All Pro Large Cap Value Portfolio seeks to provide long-term capital appreciation. The Portfolio attempts to achieve this objective by investing primarily in undervalued common stock and other equity securities of companies among the 750 largest by market capitalizations at the time of purchase that the Advisers believe offer above-average potential for growth in future earnings.

     All Pro Small Cap Value Portfolio. The All Pro Small Cap Value Portfolio seeks to provide long-term capital appreciation. The Portfolio pursues this objective by investing primarily in undervalued common stock and other equity securities of companies that rank between 751 and 1,750 in size measured by market capitalization at the time of purchase, which the Advisers believe offer above-average potential for growth in future earnings.

     With respect to the Growth, Money Market, Bond, Managed and Aggressive Growth Portfolios, the Fund is advised by Sentinel Advisors Company (SAC), which is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. As compensation for its services, SAC receives monthly compensation as follows:

          Growth Portfolio -- 0.50% of the first $20 million of the average daily net assets of the Growth Portfolio, 0.40% of the next $20 million of the average daily net assets of the portfolio, and 0.30% of the average daily net assets in excess of $40 million.

          Money Market Portfolio -- 0.25% of the average daily net assets of the portfolio.

          Bond Portfolio -- 0.35% of the first $100 million of the average daily net assets of the portfolio and 0.30% of the average daily net assets in excess of $100 million.

          Managed Portfolio -- 0.40% of the first $100 million of the average daily net assets of the portfolio and 0.35% of the average daily net assets in excess of $100 million.

          Aggressive Growth Portfolio -- 0.50% of the first $20 million of the average daily net assets of the portfolio, 0.40% of the next $20 million of the average daily net assets of the portfolio and 0.30% of the average daily net assets in excess of $40 million.

     With respect to the International Portfolio, MS Fund is advised by Providentmutual Investment Management Company ("PIMC") which receives monthly compensation at an effective annual rate of 0.75% of the first $500 million of the average daily net assets of the portfolio and 0.60% of the average daily net assets in excess of $500 million. PIMC has employed The Boston Company Asset Management, Inc. ("Boston Company") to provide investment subadvisory services in connection with the Portfolio. As compensation for the investment advisory services rendered, PIMC pays The Boston Company a monthly fee at an effective rate of 0.375% of the first $500 million of the average daily net assets of the portfolio and 0.30% of the average daily net assets in excess of $500 million.

     PIMC serves as investment adviser for the All Pro Portfolios. As compensation for its services, PIMC receives .70% of the daily net assets of the All Pro Large Cap Growth and All Pro Large Cap Value Portfolios, and .90% of the daily net assets of the All Pro Small Cap Growth and All Pro Small Cap Value Portfolios. PIMC uses a "manager of managers" approach for the All Pro Portfolios under which PIMC allocates each Portfolio's assets among one or more "specialist" investment sub-advisers. Additionally, PIMC has retained Wilshire Associates Incorporated ("Wilshire") to assist it in identifying potential sub-advisers and performing the quantitative analysis necessary to assess such sub-advisers' styles and performance. As compensation for these services, PIMC pays Wilshire from its investment advisory fees, .05% of the average daily net assets of the All Pro Portfolios.

     All Pro Large Cap Growth. As of the date of this prospectus, the assets of the All Pro Large Cap Growth Portfolio are managed in part by Cohen, Klingenstein & Marks, Inc. ("CKM"); in part by Geewax, Terker & Co. ("Geewax"); and in part by Oak Associates, Ltd. ("Oak"); pursuant to separate investment sub-advisory agreements. As compensation for their services PIMC pays from its investment advisory fees the following percentages of the daily net assets of the Portfolio: CKM -- .35%; Geewax -- .30%; Oak-- .35%.

     All Pro Small Cap Growth. As of the date of this prospectus, the assets of the All Pro Small Cap Growth Portfolio are managed in part by Standish, Ayer & Wood ("SAW"), and in part by Husic Capital Management ("Husic"), pursuant to separate investment sub-advisory agreements. As compensation for their services, PIMC pays from its investment advisory fees the following percentages of the daily net assets of the Portfolio: SAW -- .50%; Husic -- .50%.

     All Pro Large Cap Value. As of the date of this prospectus, the assets of the All Pro Large Cap Value Portfolio are managed in part by Equinox Capital Management, Inc. ("Equinox"); in part by Harris Associates, Inc. ("Harris"); and in part by Mellon Equity Associates ("Mellon"), pursuant to separate investment sub-advisory agreements. As compensation for their services PIMC pays from its investment advisory fees the following percentages of the daily net assets of the Portfolio: Equinox -- .30% of the first $50 million of assets and .25% of the remaining assets; Harris -- .65% of the first $50 million of assets, .60% of the next $50 million of assets and .55% of the remaining assets; Mellon -- .30%.

     All Pro Small Cap Value. As of the date of this prospectus, the assets of the All Pro Small Cap Value Portfolio are managed in part by 1838 Investment Advisors ("1838") and in part by Denver Investment Advisors ("DIA"), pursuant to separate investment sub-advisory agreements. As compensation for their services, PIMC pays from its investment advisory fees the following percentages of the daily net assets of the Portfolio: 1838 -- .55%; DIA -- .75% of the first $25 million of assets and .65% on the remaining assets.

     In addition to the fee for the investment advisory services, MS Fund pays its own expenses generally, including brokerage costs, administrative costs, custodial costs, and legal, accounting and printing costs. However, PMLIC has entered into an agreement with the Fund whereby it will reimburse the Fund for all ordinary operating expenses, excluding advisory fees in excess of an annual rate of 0.40% of the average daily net assets of each portfolio except the International Portfolio, and 0.75% for the International Portfolio. It is anticipated that this agreement will continue; if it is terminated, Fund expenses may increase.

     A more complete description of MS Fund, including the investment objectives, policies and risks of each Portfolio, is contained in the prospectus for the Fund, which accompanies this Prospectus.

THE ALGER AMERICAN FUND

     The Variable Account has one Subaccount that invests exclusively in shares of a Portfolio of The Alger American Fund ("Alger American").

     Alger American Small Capitalization Portfolio seeks long-term capital appreciation by focusing on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace.

     The investment adviser for the Alger American Small Capitalization Portfolio is Fred Alger Management, Inc. ("Alger Management"), which is registered with the SEC as an Investment Adviser under the Investment Advisors Act of 1940. As compensation for its services, Alger Management receives a fee at the end of each month at an annual rate of .85% of the average net assets of the Alger American Small Capitalization Portfolio.

     A more complete description of Alger American and the Alger American Small Capitalization Portfolio, including the Portfolio's investment objectives, policies and risks, is contained in the prospectus for Alger American which accompanies this Prospectus.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

     The Dreyfus Socially Responsible Subaccount invests in shares of the Dreyfus Socially Responsible Growth Fund, Inc. (the "Dreyfus Fund"). The Dreyfus Fund is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by the separate accounts of various life insurance companies. The Dreyfus Fund investment objective is as follows:

     Socially Responsible Portfolio. This Portfolio seeks to provide capital growth primarily through equity investments in companies that, in the opinion of the Portfolio's management, not only meet traditional investment standards but which also show evidence that they conduct their business in a manner that contributes to the quality of life in America, current income is a secondary goal.

     The Dreyfus Corporation ("Dreyfus") serves as investment adviser to the Dreyfus Fund. Dreyfus supervises and assists in the overall management of each Dreyfus Fund's affairs subject to the overall authority of the Fund Boards. NCM Capital Management Group, Inc. serves as sub-investment adviser of the Dreyfus Socially Responsible Growth Fund, Inc. and provides day-to-day management of the Fund's portfolio.

OCC ACCUMULATION TRUST

     The OCC Equity Subaccount and the OCC Managed Subaccount will invest only in shares of their corresponding portfolios of the OCC Accumulation Trust ("OCC Trust"). Shares of the OCC Trust are sold only to separate accounts of life insurance companies established to fund variable life contracts.

     The OCC Trust currently has seven Portfolios, two of which are available for investment under the Policies. The investment objectives of the Portfolios available with the variable life Policies issued by PLACA are described below.

     Equity Portfolio. Long term capital appreciation through investment in a diversified portfolio of primarily equity securities selected on the basis of a value-oriented approach to investing.

     Managed Portfolio. Growth of capital over time through investment in a portfolio consisting of common stocks, bonds, and cash equivalents, the percentages of which will vary over time based on the investment manager's assessments of relative investment values.

     The OCC Trust receives investment advice with respect to each of its Portfolios from OpCap Advisors, a subsidiary of Oppenheimer Capital which is a subsidiary of PIMCO Advisors L.P. and which is registered as an investment adviser under the Investment Advisers Act of 1940.

THE SCUDDER VARIABLE LIFE INVESTMENT FUND

     The Scudder Growth and Income Subaccount will invest in shares of its corresponding portfolio of the Scudder Variable Life Investment Fund ("Scudder Fund"). The Scudder Fund is designed to provide an investment vehicle for variable annuity contracts and variable life insurance policies. Therefore, shares of the Scudder Fund are sold only to insurance company separate accounts including the PLACA Variable Life Separate Account.

     The Scudder Fund currently consists of seven Portfolios. Only the Growth and Income Portfolio is available under the variable life Policies offered by PLACA. Its investment objective is as follows:

     Growth and Income Portfolio. This Portfolio seeks long-term growth of capital, current income and growth of income. It primarily invests in common stocks, preferred stocks and securities convertible into common stocks.

     Scudder Kemper Investments, Inc., an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, manages daily investments and business affairs of the Scudder Fund, subject to policies established by the Trustees of the Scudder Fund.

VARIABLE INSURANCE PRODUCTS FUND AND VARIABLE INSURANCE PRODUCTS FUND II

     Variable Account has eight Subaccounts that invest exclusively in shares of Portfolios of the Variable Insurance Products Fund (the "VIP Fund") or of the Variable Insurance Products Fund II (the "VIP II Fund"). The investment objectives of the Portfolios of the VIP Fund and the VIP II Fund in which the Subaccounts will invest are set forth below.

  VIP Fund

     VIP Equity-Income Portfolio. This Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the VIP Equity-Income Portfolio considers the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield of the securities comprising the Standard and Poor's 500 Composite Stock Price Index.

     VIP Growth Portfolio. This Portfolio seeks to achieve capital appreciation. The VIP Growth Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

     VIP High Income Portfolio. This Portfolio seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital.

     VIP Overseas Portfolio. This Portfolio seeks long term growth of capital primarily through investments in foreign securities. The VIP Overseas Portfolio provides a means for diversification by participating in companies and economies outside of the United States.

  VIP II Fund

     VIP II Asset Manager Portfolio. This Portfolio seeks to obtain high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term money market instruments.

     VIP II Contrafund Portfolio. This Portfolio seeks capital appreciation by investing in securities of companies where value is not fully recognized by the public.

     VIP II Index 500 Portfolio. This Portfolio seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) of a broad range of common stocks publicly traded in the United States. In seeking this objective, the VIP II Index 500 Portfolio attempts to duplicate the composition and total return of the Standard and Poor's 500 Composite Stock Price Index while keeping transaction costs and other expenses low. The Portfolio is designed as a long-term investment option.

     The VIP Equity-Income, VIP Growth, VIP High Income, and VIP Overseas Portfolios of the VIP Fund and the VIP II Asset Manager, VIP II Contrafund, and VIP II Index 500 Portfolios of the VIP II Fund are managed by Fidelity Management & Research Company ("FMR"). For managing its investments and business affairs, each Portfolio pays FMR a monthly fee.

     For the VIP Equity-Income, VIP Growth, VIP Overseas VIP II Contrafund and VIP II Asset Manager Portfolios, the annual fee rate is the sum of two components:

          1. A group fee rate based on the monthly average net assets of all the mutual funds advised by FMR. This rate cannot rise above 0.52% and it drops (to as low as a marginal rate of 0.30% when average group assets exceed $174 billion) as total assets in all these funds rise.

          2. An individual fund fee rate of 0.20% for the VIP Equity-Income Portfolio, 0.30% for the VIP Contrafund, VIP Growth and VIP II Asset Manager Portfolios and 0.45% for the VIP Overseas Portfolio.

     One-twelfth of the combined annual fee rate is applied to each Portfolio's net assets averaged over the most recent month, giving a dollar amount which is the fee for that month.

     The VIP II Index 500 Portfolio pays FMR a monthly management fee at the annual rate of 0.28% of the Portfolio's average net assets. One-twelfth of this annual fee rate is applied to the net assets averaged over the most recent month, giving a dollar amount which is the fee for that month.

     For the VIP High Income Portfolio, the annual fee rate is the sum of two components:

          1. A group fee rate based on the monthly average net assets of all the mutual funds advised by FMR. This rate cannot rise above 0.37%, and it drops (to as low as a marginal rate of 0.14%) as total assets in all these funds rise.

          2.  An individual Portfolio fee rate of 0.45%.

     One twelfth of the combined annual fee rate is applied to the Portfolio's net assets averaged over the most recent month, giving a dollar amount which is the fee for that month.

     On behalf of the VIP II Asset Manager Portfolio and the VIP II Contrafund Portfolio, FMR has entered into sub-advisory agreements with Fidelity Management & Research (U.K.) Inc. ("FMR (U.K.)") and Fidelity Management & Research (Far
East) Inc. ("FMR Far East"), pursuant to which these entities provide research and investment recommendations with respect to companies based outside the United States. FMR (U.K.) primarily focuses on companies based in Europe while FMR Far East focuses primarily on companies based in Asia and the Pacific Basin. Under the sub-advisory agreements, FMR and not the

Portfolios pay FMR (U.K.) and FMR Far East fees equal to 100% and 105%, respectively, of each sub-advisor's costs incurred in connection with its sub-advisory agreement.

     On behalf of the VIP Overseas Portfolio, FMR has entered into sub-advisory agreements with FMR (U.K.), FMR Far East, and Fidelity International Investment Advisors ("FIIA"). FIIA, in turn, has entered into a sub-advisory agreement with its wholly owned subsidiary Fidelity International Investment Advisors (U.K.) Limited (FIIAL U.K.). Under the sub-advisory agreements, FMR may receive investment advice and research services with respect to companies based outside the U.S. and may grant them investment management authority as well as the authority to buy and sell securities if FMR believes it would be beneficial to the Portfolio.

     Currently, FMR (U.K.), FMR Far East, FIIA and FIIAL U.K. each focus on investment opportunities in countries other than the U.S., including countries in Europe, Asia and the Pacific Basin.

     Under the sub-advisory agreements FMR pays the fees of FMR (U.K.), FMR Far East, and FIIA. FIIA, in turn, pays the fees of FIIAL U.K.

     For providing investment advice and research services the sub-advisors are compensated as follows:

     - FMR pays FMR (U.K.) and FMR Far East fees equal to 110% and 105%, respectively, of FMR (U.K.)'s and FMR Far East's costs incurred in connection with providing investment advice and research services.

     - FMR pays FIIA 30% of its monthly management fee with respect to the average market value of investments held by the Portfolio for which FIIA has provided FMR with investment advice.

     - FIIA pays FIIAL U.K. a fee equal to 110% of FIIAL U.K.'s costs incurred in connection with providing investment advice and research services.

     For providing investment management services, the sub-advisors are compensated according to the following formulas:

     - FMR pays FMR (U.K.), FMR Far East, and FIIA 50% of its monthly management fee with respect to the Portfolio's average net assets managed by the sub-advisor on a discretionary basis.

     - FIIA pays FIIAL U.K. 110% of FIIAL U.K.'s costs incurred in connection with providing investment management.

     Each Portfolio utilizes Fidelity Investments Institutional Operations Company ("FIIOC"), an affiliate of FMR, to maintain the master accounts of the participating insurance companies. Under the transfer agent agreement with FIIOC, each Portfolio pays fees based on the type, size, and number of accounts in each Portfolio and the number of transactions made by shareholders of each Portfolio.

     Each Portfolio also has an agreement with Fidelity Service Co. ("Service"), an affiliate of FMR under which each Portfolio pays Service to calculate its daily share prices and to maintain the portfolio and general accounting records of each Portfolio and to administer each Portfolio's securities lending program. The fees for pricing and bookkeeping services are based on each Portfolio's average net assets but must fall within a range of $45,000 to $750,000. The fees for securities lending services are based on the number and duration of individual securities loans.

     FMR may, from time to time, agree to reimburse a Portfolio for management fees and other expenses above a specified percentage of average net assets. Reimbursement arrangements, which may be terminated at any time without notice, will increase a Portfolio's yield. If FMR discontinues a reimbursement arrangement, each Portfolio's expenses will go up and its yield will be reduced. FMR retains the right to be repaid by a Portfolio for expense reimbursements if expenses fall below the limit prior to the end of a fiscal year. Repayment by a Portfolio will lower its yield. FMR has voluntarily agreed to reimburse the management fees and all other expenses (excluding taxes, interest and extraordinary expenses) in excess of 1.50% of the average net assets of the VIP Equity-Income and VIP Growth Portfolios, 1.25% of the average net assets of the VIP II Asset Manager Portfolio and 0.28% of the average net assets of the VIP II Index 500 Portfolio.

     A more complete description of the VIP Fund and the VIP II Fund, including the investment of objectives, policies and risks of its Portfolios, is contained in the prospectuses for the VIP Fund and VIP II Fund which accompany this Prospectus.

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

     The Variable Account has two Subaccounts that invest exclusively in shares of Portfolios of the Neuberger & Berman Advisers Management Trust ("AMT").

     Each Portfolio of AMT invests all of its net investable assets in its corresponding Series (each, a "Series") of Advisers Managers Trust ("Managers Trust"), an open-end management investment company. Each Series invests in securities in accordance with an investment objective, policies and limitations identical to those of its corresponding Portfolio. This "master/feeder fund" structure is different from that of many other investment companies which directly acquire and manage their own portfolios of securities. For more information regarding this structure, see the prospectus for AMT.

     In that the investment objective of each Portfolio matches that of its corresponding Series, the following describes the investment objective of each Series underlying the Portfolio of AMT in which the Subaccounts will invest. The investment objectives of the Portfolios of AMT in which the Subaccounts will invest are set forth below. The investment experience of each Subaccount depends upon the investment performance of its corresponding Portfolio and Series.

     Limited Maturity Bond Portfolio. The Series corresponding to this Portfolio seeks the highest current income consistent with low risk to principal and liquidity and secondarily, total return, through investment in short to intermediate term debt securities, primarily investment grade.

     Partners Portfolio. The Series corresponding to this Portfolio seeks capital growth through investment in common stocks and other equity securities of medium to large capitalization established companies.

     The Investment Adviser for the Series of Managers Trust corresponding to the Limited Maturity Bond and Partners Portfolios of AMT is Neuberger & Berman Management Incorporated ("N&B Management"). As compensation for its services, N & B Management receives a monthly fee from AMT at the following percentages of daily net assets of the corresponding Portfolio: Limited Maturity Bond Portfolio -- 0.25% of first $500 million, 0.225% of next $500 million, 0.20% of next $500 million, 0.175% of next $500 million and 0.15% of over $2 billion; Partners Portfolio -- 0.55% of first $250 million, 0.525% of next $250 million, 0.50% of next $250 million, 0.475 of next $250 million, 0.45% of next $500 million, and 0.425% of over $1.5 billion.

     A more complete description of AMT, including the investment objectives, policies and risks of the available Portfolios, is contained in the prospectuses for the Limited Maturity Bond and Partners Portfolios of AMT, which accompany this Prospectus.

VAN ECK WORLDWIDE INSURANCE TRUST

     The Variable Account has four Subaccounts that invest exclusively in shares of Portfolios of Van Eck Worldwide Insurance ("Van Eck Trust"). The investment objectives of the Portfolios of Van Eck Trust are set forth below.

     Van Eck Worldwide Hard Assets Portfolio seeks long-term capital appreciation by investing globally, primarily in "Hard Assets Securities". Hard Assets Securities include equity securities of Hard Asset Companies and securities, including structured notes, whose value is linked to the price of a Hard Asset commodity or a commodity index. Hard Asset Companies include companies that are directly or indirectly engaged to a significant extent in the exploration, development, production or distribution of one or more of the following (together, Hard Assets); (i) precious metals, (ii) ferrous and non-ferrous metals, (iii) gas, petroleum, petrochemicals or other hydrocarbons,
(iv) forest products, (v) real estate and (vi) other basic non-agricultural commodities. Income is a secondary consideration

     Van Eck Worldwide Bond Portfolio seeks high total return through a flexible policy of investing globally, primarily in debt securities.

     Van Eck Worldwide Emerging Markets Portfolio seeks long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.

     Van Eck Worldwide Real Estate Portfolio seeks to maximize total return by investing primarily in equity securities of domestic and foreign companies which are principally engaged in the real estate industry or which own significant real estate assets.

     The investment adviser for the Van Eck Worldwide Hard Assets, Van Eck Worldwide Bond and Van Eck Worldwide Real Estate Portfolios is Van Eck Associates Corporation ("Van Eck Associates"). The investment adviser for the Van Eck Worldwide Emerging Markets Portfolio is Van Eck Global Asset Management
(Asia) Limited, a wholly-owned investment adviser subsidiary of Van Eck Associates. As compensation for its services to the Worldwide Hard Assets and Worldwide Bond Portfolios, Van Eck Associates receives a monthly fee at an annual rate of 1.0% of the first $500 million of the average daily net assets of the Portfolios, 0.90% of the next $250 million of the daily net assets of the Portfolios, and 0.70% of the average daily net assets of the Portfolios in excess of $750 million. As compensation for its services to the Worldwide Emerging Markets and Van Eck Worldwide Real Estate Portfolios, Van Eck Associates or its affiliate receives a monthly fee at an annual rate of 1.00% of the Portfolio's average daily net assets.

     A more complete description of Van Eck Trust, including the investment objectives, policies and risks of the available Portfolios, is contained in the Prospectus for the Trust which accompanies this Prospectus.

ADDITIONAL INFORMATION ABOUT THE FUNDS AND PORTFOLIOS

NO ONE CAN ASSURE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVES AND POLICIES.

     More detailed information concerning the investment objectives, policies and restrictions of the Portfolios, the expenses of the Portfolios, the risks attendant to investing in the Portfolios and other aspects of the Funds' operations can be found in the current prospectus for each Fund that accompanies this Prospectus and the current statement of additional information for each Fund. The Funds' prospectuses should be read carefully before any decision is made concerning the allocation of Net Premium Payments or transfers among the Subaccounts.

     Not all of the Portfolios described in the prospectuses for the Funds are available with the Policy. Moreover, PLACA cannot guarantee that each Portfolio will always be available for the Policies, but in the event that a Portfolio is not available, PLACA will take reasonable steps to secure the availability of a comparable portfolio. Shares of each Fund are purchased and redeemed at net asset value, without a sales charge.

     PLACA has entered into agreements with the investment advisers of several of the Funds pursuant to which each such investment adviser will pay PLACA a servicing fee based upon an annual percentage of the average aggregate net assets invested by PLACA on behalf of the Variable Account. These agreements reflect administrative services provided to the Funds by PLACA. Payments of such amounts by an adviser will not increase the fees paid by the Portfolios or their shareholders.

     Shares of the Funds are sold to separate accounts of insurance companies that are not affiliated with PLACA or each other, a practice known as "shared funding." They are also sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners, whose Policy Account Values are allocated to the Variable Account, and of owners of other contracts or policies whose values are allocated to one or more other separate accounts investing in any one of the Portfolios. Shares of some of the Funds may also be sold to certain pension and retirement plans qualifying under
Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other policies or contracts (including policies issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, PLACA will consider what action may be appropriate, including removing the Portfolio from the Variable Account or replacing the Portfolio with another Portfolio. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

                   DETAILED DESCRIPTION OF POLICY PROVISIONS

DEATH BENEFIT

     General. As long as the Policy remains in force, the Insurance Proceeds of the Policy will, upon due proof of the Insured's death (and fulfillment of certain other requirements), be paid to the Beneficiary in accordance with the designated Death Benefit Option. The Insurance Proceeds will be determined as of the date of the Insured's death and will be equal to:

          1.  the Death Benefit;

          2. plus any additional benefits due under a supplementary benefit rider attached to the Policy;

          3.  less any loan and accrued loan interest on the Policy;

          4. less any overdue deductions if the death of the Insured occurs during the Grace Period.

     The Insurance Proceeds may be paid in cash or under one of the Settlement Options set forth in the Policy.

     Death Benefit Options.  The Policy provides two Death Benefit Options:
Option A and Option B. The Owner designates the Death Benefit Option in the application and may change it as described in "Change in Death Benefit Option." Under either Option, the duration of the Death Benefit coverage depends upon the Policy's Net Cash Surrender Value. (See "Policy Duration.")

     Option A. The Death Benefit is equal to the greater of: (a) the Face Amount of the Policy and (b) the Policy Account Value on the Valuation Date on or next following the Insured's date of death multiplied by the specified percentage shown in the table below:

  ATTAINED AGE  PERCENTAGE  ATTAINED AGE   PERCENTAGE
  ------------  ----------  -------------  ----------
  40 and under     250%          60           130%
       45          215%          65           120%
       50          185%          70           115%
       55          150%     75 through 90     105%
                            95 through 99     100%

For Attained Ages not shown, the percentages will decrease by a ratable portion for each full year.

     Illustration of Option A -- For purposes of this illustration, assume that the Insured is under Attained Age 40 and there is no Policy loan outstanding.

     Under Option A, a Policy with a Face Amount of $200,000 will generally pay a Death Benefit of $200,000. The specified percentage for an Insured under Attained Age 40 on the Policy Anniversary prior to the date of death is 250%. Because the Death Benefit must be equal to or be greater than 2.50 times the Policy Account Value, any time the Policy Account Value exceeds $80,000 the Death Benefit will exceed the Face Amount. Each additional dollar added to the Policy Account Value will increase the Death Benefit by $2.50. Thus, a 35 year old Insured with a Policy Account Value of $150,000 will have a Death Benefit of $375,000 (2.50 x $150,000); a Policy Account Value of $300,000 will yield a Death Benefit of $750,000 (2.50 x $300,000); a Policy Account Value of $400,000 will yield a Death Benefit of $1,000,000 (2.50 x $400,000).

     Similarly, any time the Policy Account Value exceeds $80,000, each dollar taken out of the Policy Account Value will reduce the Death Benefit by $2.50. If at any time, however, the Policy Account Value multiplied by the specified percentage is less than the Face Amount, the Death Benefit will be the Face Amount of the Policy.

     Option B. The Death Benefit is equal to the greater of: (a) the Face Amount of the Policy plus the Policy Account Value and (b) the Policy Account Value multiplied by the specified percentage shown in the table above. (The Policy Account Value in each case is determined on the Valuation Day on or next following the Insured's date of death.)

     Illustration of Option B -- For purposes of this illustration, assume that the Insured is under Attained Age 40 and there is no outstanding Policy loan.

     Under Option B, a Policy with a Face Amount of $200,000 will generally pay a Death Benefit of $200,000 plus the Policy Account Value. Thus, for example, a Policy with a $50,000 Policy Account Value will have a Death Benefit of $250,000 ($200,000 plus $50,000); and a Policy Account Value of $100,000 will yield a Death Benefit of $300,000. Since the specified percentage is 250%, the Death Benefit will be at least 2.50 times the Policy Account Value. As a result, if the Policy Account Value exceeds $133,333, the Death Benefit will be greater than the Face Amount plus the Policy Account Value. Each additional dollar added to the Policy Account Value above $133,333 will increase the Death Benefit by $2.50. An Insured with a Policy Account Value of $150,000 will therefore have a Death Benefit of $375,000 (2.50 x $150,000); a Policy Account Value of $300,000 will yield a Death Benefit of $750,000 (2.50 x $300,000); and a Policy Account Value of $500,000 will yield a Death Benefit of $1,250,000 (2.50 x $500,000).
Similarly, any time the Policy Account Value exceeds $133,333, each dollar taken out of the Policy Account Value will reduce the Death Benefit by $2.50. If at any time, however, the Policy Account Value multiplied by the applicable percentage is less than the Face Amount plus the Policy Account Value, the Death Benefit will be the Face Amount plus the Policy Account Value.

     Which Death Benefit Option to Choose. If an Owner prefers to have premium payments and favorable investment performance reflected partly in the form of an increasing Death Benefit, the Owner should choose Option B. If an Owner is satisfied with the amount of the Insured's existing insurance coverage and prefers to have premium payments and favorable investment performance reflected to the maximum extent in the Policy Account Value, the Owner should choose Option A.

     Change in Death Benefit Option. After the first Policy Year or 12 months after a Face Amount increase, at any time while the Policy is in force, the Owner may change the Death Benefit Option in effect by sending PLACA a completed application for change. No charges will be imposed to make a change in the Death Benefit Option. The effective date of any such change will be the Policy Processing Day on or next following the date PLACA receives the completed application for change.

     If the Death Benefit Option is changed from Option A to Option B, on the effective date of the change, the Death Benefit will not change and the Face Amount and any applicable rider coverage amounts, respectively, will be decreased by the Policy Account Value on that date. However, this change may not be made if it would reduce the Face Amount or applicable rider coverage amount to less than the Minimum Face Amount or minimum amount in which the applicable rider could be issued.

     If the Death Benefit Option is changed from Option B to Option A, on the effective date of the change, the Death Benefit will not change and the Face Amount will be increased by the Policy Account Value on that date.

     A change in the Death Benefit Option may affect the Net Amount at Risk over time which, in turn, would affect the monthly Cost of Insurance Charge. Changing from Option A to Option B will generally result in a Net Amount at Risk that remains level. Such a change will result in a relative increase in the cost of insurance charges over time because the Net Amount at Risk will, unless the Death Benefit is based on the applicable percentage of Policy Account Value, remain level rather than decreasing as the Policy Account Value increases. Unless the Death Benefit is based on the applicable percentage of Policy Account Value, changing from Option B to Option A will, if the Policy Account Value increases, decrease the Net Amount at Risk over time, thereby reducing the cost of insurance charge.

     The effects of these Death Benefit Option changes on the Face Amount, Death Benefit and Net Amount at Risk can be illustrated as follows. Assume that a contract under Option A has a Face Amount of $500,000 and a Policy Account Value of $100,000 and, therefore, a Death Benefit of $500,000 and a Net Amount at Risk of $400,000 ($500,000 - $100,000). If the Death Benefit Option is changed from Option A to Option B, the Face Amount will decrease from $500,000 to $400,000 and the Death Benefit and Net Amount at Risk would remain the same. Assume that a contract under Option B has a Face Amount of $500,000 and a Policy Account Value of $50,000 and, therefore, the Death Benefit is $550,000
($500,000 - $50,000) and a Net

Amount at Risk of $500,00 ($550,000 - $50,000). If the Death Benefit Option is changed from Option B to Option A, the Face Amount will increase to $550,000, and the Death Benefit and Net Amount at Risk would remain the same.

     If a change in the Death Benefit Option would result in cumulative premiums exceeding the maximum premium limitations under the Internal Revenue Code for life insurance, PLACA will not effect the change.

     A change in the Death Benefit Option may have Federal income tax consequences. (See "Tax Treatment of Policy Benefits.")

     How the Death Benefit May Vary. The amount of the Death Benefit may vary with the Policy Account Value. The Death Benefit under Option A will vary with the Policy Account Value whenever the specified percentage of Policy Account Value exceeds the Face Amount of the Policy. The Death Benefit under Option B will always vary with the Policy Account Value because the Death Benefit equals the greater of (a) the Face Amount plus the Policy Account Value and (b) the Policy Account Value multiplied by the specified percentage.

ABILITY TO ADJUST FACE AMOUNT

     Subject to certain limitations, an Owner may generally, at any time after the first Policy Year, increase or decrease the Policy's Face Amount by submitting a written application to PLACA. The effective date of the increase or decrease will be the Policy Processing Day on or next following PLACA's approval of the request. An increase or decrease in Face Amount may have tax consequences. (See "Tax Treatment of Policy Benefits.") The effect of changes in Face Amount on Policy charges, as well as other considerations, are described below.

     Increase. A request for an increase in Face Amount may not be for less than $25,000 (or such lesser amount required in a particular state). The Owner may not increase the Face Amount after the Insured's Attained Age 75 or if the Face Amount was increased during the prior 12-month period. To obtain the increase, the Owner must submit an application for the increase and provide evidence satisfactory to PLACA of the Insured's insurability.

     On the effective date of an increase, and taking the increase into account, the Net Cash Surrender Value must be equal to the Monthly Deductions then due and the expense charge for the increase in Face Amount. If the Net Cash Surrender Value is not sufficient, the increase will not take effect until the Owner makes a sufficient additional premium payment to increase the Net Cash Surrender Value.

     An increase in the Face Amount will generally affect the total Net Amount at Risk which will increase the monthly Cost of Insurance Charges. An increase in Face Amount will increase the amount of any Additional Surrender Charge. A Face Amount increase expense charge will also be deducted. (See "Face Amount Increase Charge.") In addition, different cost of insurance rates may apply to the increase in insurance coverage. (See "Monthly Deductions.")

     After increasing the Face Amount, the Owner will have the right: (a) during the Free-Look Period following the effective date of the increase, to have the increase canceled and receive a credit or refund equal to the cost of insurance charge and the increase charge deducted for the increase; and (b) during the first 24 months following the increase, to exchange the increase in Face Amount for a fixed benefit permanent life insurance policy issued by PLACA. (See "Transfers of Policy Account Value.")

     Decrease. The amount of a Face Amount decrease must be for at least $25,000 (or such lesser amount required in a particular state). The Face Amount after any decrease may not be less than the Minimum Face Amount. A decrease in Face Amount will not be permitted if the Face Amount was increased during the prior 12-month period. To the extent a decrease in the Face Amount could result in cumulative premiums exceeding the maximum premium limitations applicable for life insurance under the Internal Revenue Code, PLACA will not effect the decrease.

     A decrease in the Face Amount generally will decrease the total Net Amount at Risk which will decrease an Owner's monthly insurance charges. A decrease in the Face Amount may result in the imposition of a surrender charge as of the Policy Processing Day on which the decrease becomes effective. (See "Surrender Charges.")

     Any surrender charge applicable to a decrease will be deducted from the Policy Account Value and the remaining surrender charge will be reduced by the amount deducted. The surrender charge will be deducted from the Subaccounts and the Guaranteed Account based on the proportion that the value in such account bears to the total unloaned Policy Account Value.

     For purposes of determining the cost of insurance charge and surrender charges, any decrease in the Face Amount will reduce the Face Amount in the following order: (a) the Face Amount provided by the most recent increase; (b) the next most recent increases, successively; and (c) the Initial Face Amount.

INSURANCE PROTECTION

     An Owner may increase or decrease the insurance protection provided by the Policy (i.e, the Net Amount at Risk) in one of several ways, as insurance needs change. These ways include increasing or decreasing the Face Amount, changing the level of premium payments, and by making a partial withdrawal of Net Cash Surrender Value. The consequences of each are summarized below.

     A decrease in Face Amount will decrease the insurance protection. It will not reduce the Policy Account Value, except for the deduction of any surrender charge applicable to the decrease. The Monthly Deductions will generally be correspondingly lower following the decrease.

     An increase in Face Amount will generally increase the amount of insurance protection, depending on the Policy Account Value and applicable percentage. If the insurance protection is increased, Monthly Deductions will increase as well.

     Under Death Benefit Option A, until the applicable percentage of Policy Account Value exceeds the Face Amount, then (a) if the Owner increases the premium payments from the current level, the amount of insurance protection will generally be reduced, and (b) if the Owner reduced the premium payments from the current level, the amount of insurance protection will generally be increased.

     Under Death Benefit Option B, until the applicable percentage of Policy Account Value exceeds the Face Amount plus the Policy Account Value, the level of premium payments will not affect the amount of insurance protection. (However, both the Policy Account Value and Death Benefit will be increased if premium payments are increased and reduced if premium payments are reduced.) Under either Death Benefit Option, if the Death Benefit is the applicable percentage of Policy Account Value, then (a) if the Owner increases premium payments from the current level, the amount of insurance protection will increase and (b) if the Owner reduces the premium payments from the current level, the amount of insurance protection will be lower.

     AIB Rider. An Owner may also obtain additional insurance protection by purchasing an AIB rider. An AIB rider increases the Insurance Proceeds under the Policy by the death benefit of the AIB rider. The death benefit under the AIB rider is: (a) if Death Benefit Option A under the Policy is in effect, the Policy's Face Amount plus the rider coverage amount less the Policy's Death Benefit, or (b) if Death Benefit Option B under the Policy is in effect, the Policy's Face Amount plus the rider coverage amount plus the Policy Account Value less the Policy's Death Benefit.

     An AIB rider may be canceled separately from the Policy (i.e., it can be canceled without causing the Policy to be canceled or to lapse). The cost of insurance charge for the AIB rider is deducted from the Policy Account Value as part of the monthly deduction. (See "Monthly Deductions".) No additional Surrender or Premium Expense Charge is assessed in connection with an AIB rider.

     Owners may increase or decrease the coverage amount of an AIB rider separately from the Face Amount of a Policy. Likewise, the Face Amount of a Policy may be increased or decreased without affecting the coverage amount of an AIB rider. Since no Surrender Charge is assessed in connection with a decrease in the coverage amount of an AIB rider, such a decrease may be less expensive than a decrease of the same size in the Face Amount of the Policy if the Face Amount decrease would be subject to a Surrender Charge.

However, continuing coverage on such an increment of Policy Face Amount may have a cost of insurance charge that is higher than the same increment of coverage amount under the AIB rider. Owners who have an AIB rider should consult their sales representative before deciding whether to decrease Policy Face Amount or AIB rider coverage amount.

     For the purpose of maintaining compliance with the maximum premium limitations under the Code, insurance coverage provided by an AIB rider is treated as part of the Face Amount of a Policy (see "Tax Considerations"). Owners should consult their sales representative when deciding whether to purchase an AIB rider.

     A partial withdrawal of Net Cash Surrender Value will reduce the Death Benefit. If Death Benefit Option A is in effect, the withdrawal will first decrease the Policy's Face Amount, and then the coverage amount of any AIB rider by the amount withdrawn plus the partial withdrawal expense charge. It will not reduce the amount of insurance protection unless the Death Benefit is based on the applicable percentage of Policy Account Value. In this event, however, the decrease in the Death Benefit will be greater than the amount of a withdrawal.

PAYMENT AND ALLOCATION OF PREMIUMS

     Issuance of a Policy. In order to purchase a Policy, an individual must make application to PLACA through a licensed PLACA agent who is also a registered representative of 1717 Capital Management Company ("1717") or a broker/dealer having a Selling Agreement with 1717 or a broker/dealer having a Selling Agreement with such a broker/dealer. If PLACA accepts the application, a Policy will be issued in consideration of payment of the Minimum Initial Premium set forth in the Policy. The Minimum Face Amount of a Policy under PLACA's rules is $50,000 for all Premium Classes except preferred. For the preferred Premium Class, the Minimum Face Amount is $100,000.

     PLACA reserves the right to revise its rules from time to time to specify a different Minimum Face Amount for subsequently issued policies. A Policy will be issued only with respect to Insureds who have an Issue Age of 85 or less and who provide PLACA with satisfactory evidence of insurability. Acceptance is subject to PLACA's underwriting rules. PLACA reserves the right to reject an application for any reason permitted by law. (See "Distribution of Policies.")

     At the time the application for a Policy is signed, an applicant can, subject to PLACA's underwriting rules, obtain temporary insurance protection, pending issuance of the Policy, by answering "no" to the Health Questions of the Temporary Agreement and submitting payment of the Minimum Initial Premium with the Application. The Minimum Initial Premium will equal the Minimum Annual Premium multiplied by the following factor:

PREMIUM BILLING MODE
SELECTED AT ISSUE                                      FACTOR
--------------------                                   ------
Annual.............................................    1.000
Semi-annual........................................    0.500
Quarterly..........................................    0.250
Monthly............................................    0.167

     The amount of coverage under the agreement is the lesser of the Face Amount applied for or $500,000. Coverage under the agreement will end on the earliest of: (a) the 90th day from the date of the agreement; (b) the date that insurance takes effect under the Policy; (c) the date a policy, other than as applied for, is offered to the Applicant; or (d) five days from the date PLACA mails a notice of termination of coverage.

     Amount and Timing of Premiums. The Minimum Initial Premium is due on or before the date the Policy is delivered. No insurance will take effect until the Minimum Initial Premium is paid while the health and other conditions of the Insured stay the same as described in the application. Prior to the Final Policy Date and while the Policy is in force an Owner may make additional premium payments at any time and in any amount, subject to the limitation set forth below. Each premium payment must be for at least $20.

PLACA may increase this minimum amount upon 90 days written notice to Owners of such increase, but the minimum amount will never exceed $500. Subject to certain limitations described below, an Owner has considerable flexibility in determining the amount and frequency of premium payments.

     At the time of application, each Owner will select a Planned Periodic Premium schedule, based on a periodic billing mode of annual, semi-annual, or quarterly payment. The Owner is entitled to receive a premium reminder notice from PLACA at the specified interval. The Owner may change the Planned Periodic Premium frequency and amount. Also, under the Automatic Payment Plan, the Owner can select a monthly payment schedule pursuant to which premium payments will be automatically deducted from a bank account or other source, rather than being "billed".

     Any payments made while there is an outstanding Policy loan are considered loan repayments, unless PLACA is notified in writing that the amount is to be applied as a premium payment. The Owner is not required to pay the Planned Periodic Premiums in accordance with the specified schedule. The Owner has the flexibility to alter the amount and frequency of premium payments. However, payment of the Planned Periodic Premiums does not guarantee that the Policy will remain in force. Instead, the duration of the Policy depends upon the Policy's Net Cash Surrender Value. Thus, even if Planned Periodic Premiums are paid, the Policy will lapse whenever the Net Cash Surrender Value is insufficient to pay the Monthly Deductions and any other charges and if a Grace Period expires without an adequate payment by the Owner.

     Premium Limitations. The Code provides for exclusion of the Death Benefit from a Beneficiary's gross income if total premium payments do not exceed certain stated limits. In no event can the total of all premiums paid under a Policy exceed such limits. PLACA has established adequate safeguards to monitor whether aggregate premiums paid under a Policy exceed those limits. If at any time a premium is paid which would result in total premiums exceeding such limits, PLACA will only accept that portion of the premium which would make total premiums equal the maximum amount which may be paid under the Policy. The excess will be refunded. If total premiums do exceed the maximum premium limitations established by the Code, however, the excess of a Policy's Death Benefit over the Policy's Cash Surrender Value should still be excludable from gross income.

     The maximum premium limitations set forth in the Code depend in part upon the amount of the Death Benefit at any time. As a result, any Policy changes which affect the amount of the Death Benefit may affect whether cumulative premiums paid under the Policy exceed the maximum premium limitations. To the extent that any such change would result in cumulative premiums exceeding the maximum premium limitations, PLACA will not effect such change. (See "Federal Income Tax Considerations.") PLACA reserves the right to require satisfactory evidence of insurability before accepting a premium payment that would increase the Net Amount At Risk.

     Allocation of Net Premiums. The Owner indicates in the application how Net Premiums should be allocated among the Subaccounts and/or the Guaranteed Account. The percentages of each Net Premium that may be allocated to any account must be in whole numbers and the sum of the allocation percentages must be 100%. PLACA allocates the Net Premiums on the date it receives such premium at its Administrative Office.

     Where state law requires a refund of premiums paid when a policy is returned under the Free-Look provisions any premiums received by PLACA before the expiration of a 15-day period beginning on the later of the Policy Issue Date or the date PLACA receives the Minimum Initial Premium, which are to be allocated to the Subaccounts are allocated to the Money Market Subaccount. At the end of the 15-day period, Policy Account Value in the Money Market Subaccount is allocated amount the Subaccounts based on the proportion that the allocation percentage for such Subaccount bears to the sum of the Subaccount premium allocation percentages. All other Net Premiums are allocated based on the allocation percentages then in effect. The allocation schedules may be changed at any time by providing PLACA with written notice.

     The values of the Subaccounts will vary with their investment experience and the Owner bears the entire investment risk. Owners should periodically review their allocation schedule in light of market conditions and the Owner's overall financial objectives.

SPECIAL POLICY ACCOUNT VALUE CREDIT

     On each Policy Processing Day after the Policy has been in force for at least 15 years or when the Policy Account Value less the value in the Loan Account equals or exceeds $100,000, an additional credit is added to the Policy Account Value in the Subaccounts. The credit is a result of a reduction in the mortality and expense risk charge and is equal to 0.03% multiplied by the Policy Account Value in the Subaccounts.

POLICY ACCOUNT VALUE

     The Policy Account Value is the total amount of value held under the Policy at any time. It is equal to the sum of the Policy's values in the Subaccounts, the Guaranteed Account and the Loan Account. The Policy Account Value minus any applicable Surrender Charge or Additional Surrender Charge is the Cash Surrender Value.

     The Policy Account Value and Cash Surrender Value will reflect the investment performance of the chosen Subaccounts, the crediting of interest for the Guaranteed Account and the Loan Account, any Net Premiums paid, the Special Policy Account Value Credit, any transfers, any partial withdrawals, any loans, any loan repayments, any loan interest paid, and any charges assessed in connection with the Policy.

     Calculation of Policy Account Value. The Policy Account Value is determined first on the Policy Date and thereafter at the close of each Valuation Day. On the Policy Date, the Policy Account Value equals the Net Premiums received less any Monthly Deductions on the Policy Date. On each Valuation Day after the Policy Date, the Policy Account Value is:

          1. Policy Account Value in each Subaccount, determined by multiplying the number of units of the Subaccount by the Subaccount's Unit Value on that date;

          2.  Policy Account Value in the Guaranteed Account; plus

          3.  Policy Account Value in the Loan Account.

     Determination of Number of Units for the Subaccounts. Allocated Net Premiums, the Special Policy Account Value Credit or Policy Account Value transferred to a Subaccount are used to purchase units of that Subaccount; units are redeemed when amounts are deducted, transferred or withdrawn. The number of units of a Subaccount at any time equals the number of units purchased minus the number of units redeemed up to such time. For each Subaccount, the number of units purchased or redeemed in connection with a particular transaction is determined by dividing the dollar amount by the unit value.

     Determination of Unit Value. The unit value of a Subaccount on any Valuation Day is equal to the unit value on the immediately preceding Valuation Day multiplied by the Net Investment Factor for that Subaccount on that Valuation Day.

     Net Investment Factor. The Net Investment Factor for each Subaccount measures the investment performance of a Subaccount. The factor increases to reflect investment income and capital gains, realized and unrealized, for the shares of the underlying Portfolio. The factor decreases to reflect any capital losses, realized or unrealized, for the shares of the underlying Portfolio as well as the asset charge for mortality and expense risks.

POLICY DURATION

     Policy Lapse. The Policy will remain in force as long as the Net Cash Surrender Value of the Policy is sufficient to pay the Monthly Deductions and other charges under the Policy. When the Net Cash Surrender Value is insufficient to pay the charges and the Grace Period expires without an adequate premium payment by the Owner, the Policy will lapse and terminate without value. Notwithstanding the foregoing, during the first five Policy Years the Policy will not lapse if the Minimum Guarantee Premium has been paid. A Guaranteed Minimum Death Benefit rider may be purchased with the Policy that guarantees the Policy will not lapse if certain conditions are met. (See "Supplementary Benefits.")

     The Policy provides for a 61-day Grace Period that is measured from the date on which notice is sent by PLACA indicating that the Grace Period has begun. Thus, the Policy does not lapse, and the insurance coverage continues, until the expiration of this Grace Period. To prevent lapse, the Owner must, during the Grace Period, make a premium payment equal to three Monthly Deductions. The notice sent by PLACA will specify the payment required to keep the Policy in force.

     Reinstatement. A Policy that lapses may be reinstated at any time within three years (or longer period required in a particular state) after the expiration of the Grace Period and before the Final Policy Date by submitting evidence of the Insured's insurability satisfactory to PLACA and payment of an amount sufficient to keep the Policy in force for at least three months following the date that the reinstatement application is approved. Upon reinstatement, the Policy Account Value is based upon the premium paid to reinstate the Policy. A reinstated Policy has the same Policy Date as it had prior to the lapse.

TRANSFERS OF POLICY ACCOUNT VALUE

     Transfers. The Owner may transfer the Policy Account Value between and among the Subaccounts and the Guaranteed Account by making a written transfer request to PLACA. The amount transferred must be at least $1,000, unless the total value in an account is less than $1,000, in which case the entire amount may be transferred.

     After 12 transfers have been made in any Policy Year, a $25 transfer charge will be deducted from each transfer during the remainder of such Policy Year. All transfers included in a single written request are treated as one transfer. Transfers are made as of the date PLACA receives a written request at its Administrative Office. Transfers resulting from Policy loans, the exercise of exchange privileges, and the reallocation from the Money Market Subaccount following the 15-day period after the Issue Date, are not subject to a transfer charge and do not count as one of the 12 "free" transfers in any Policy Year. Under present law, transfers are not taxable transactions.

     Special Transfer Right. During the first two years following the Issue Date, the Owner may, on one occasion, transfer the entire Policy Account Value in the Subaccounts to the Guaranteed Account without a transfer charge and without such transfer counting toward the twelve transfers permitted without charge during a Policy Year.

     Conversion Privilege for Increase in Face Amount. During the first two years following an increase in Face Amount, the Owner may, on one occasion, without evidence of insurability, exchange the amount of the increase in Face Amount for a fixed-benefit permanent life insurance policy. Such an exchange may, however, have federal income tax consequences. (See "Tax Treatment of Policy Benefits.") Premiums under this new policy will be based on the Sex, Attained Age and Premium Class of the Insured on the effective date of the increase in the Face Amount of the Policy. The new policy will have the same Face Amount and Issue Date as the amount and effective date of the increase. PLACA will refund the monthly deductions for the increase made on each Policy Processing Day between the effective date of the increase to the date of conversion and the expense charge for such increase.

     Transfer Right for Change in Investment Policy of a Subaccount. If the investment policy of a Subaccount is materially changed, the Owner may transfer the portion of the Policy Account Value in such Subaccount to another Subaccount or to the Guaranteed Account without a transfer charge and without having such transfer count toward the twelve transfers permitted without charge during a Policy Year.

     Telephone Transfers. Transfers will be made upon instructions given by telephone, provided the appropriate election has been made at the time of application or proper authorization is provided to PLACA. PLACA reserves the right to suspend telephone transfer privileges at any time for any class of policies, for any reason. PLACA will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and if it follows such procedures it will not be liable for any losses due to authorized or fraudulent instructions. PLACA, however, may be liable for such losses if it does not follow those reasonable procedures. The procedures PLACA will follow for telephone transfers include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction and making a tape-recording of the instructions given by telephone.

     Automatic Asset Rebalancing. Automatic asset rebalancing is a feature which, if elected, authorizes periodic transfers of Policy Account Values between the Subaccounts in order to maintain the allocation of such values in percentages that match the then current premium allocation percentages. Election of this feature may be made in the application or at any time after the policy is issued by properly completing the election form and returning it to PLACA. The election may be revoked at any time. Rebalancing may be done quarterly or annually. Rebalancing terminates when the total value in the subaccounts is less than $1,000. PLACA reserves the right to suspend automatic asset rebalancing at any time, for any class of Policies, for any reason.

     Dollar-Cost Averaging. Dollar Cost Averaging is a program which, if elected, enables the Owner to systematically and automatically transfer, on a monthly basis, specified dollar amounts from any selected Subaccount to any other Subaccounts or the Guaranteed Account. Transfers may not come from the Guaranteed Account. By allocating on a regularly scheduled basis as opposed to allocating the total amount at one particular time, an Owner may be less susceptible to the impact of short term market fluctuations. PLACA, however, makes no guarantee that Dollar Cost Averaging will result in a profit or protect against loss.

     Dollar-Cost Averaging may be elected for a period of 6, 12, 18, 24, 30 or 36 months. To qualify for Dollar Cost Averaging, the following minimum amount of Policy Account Value must be allocated to a Subaccount: 6 months -- $3,000; 12 months -- $6,000; 18 months -- $9,000; 24 months -- $12,000; 30 months --
$15,000; 36 months -- $18,000. At least $500 must be transferred from the Subaccount each month. The amount required to be allocated to the Subaccount can be made from an initial or subsequent investment or by transferring amounts into the Subaccount from the other Subaccounts or from the Guaranteed Account (See "Transfers from Guaranteed Account."). Each monthly transfer is split among the Subaccounts or the Guaranteed Account based upon the percentages elected. Dollar Cost Averaging may not be elected if Automatic Asset Rebalancing has been elected or if a policy loan is outstanding.

     Dollar-Cost Averaging may be elected in the application or by completing an election form and returning it to PLACA by the beginning of the month. When an election form is received, Dollar Cost Averaging will commence on the first Policy Processing Day after the later of (a) the Policy Date; (b) the 15-day period when premiums are allocated to the Money Market Fund in certain states; and (c) when the Subaccount value equals or exceeds the greater of the minimum amount stated above and the amount of the first monthly transfer.

     Once Dollar-Cost Averaging transfers have commenced, they occur monthly on the Policy Processing Day until the specified number of transfers has been completed, or (a) a policy loan is requested, (b) the policy goes into the grace period, or (c) there is insufficient value in the Subaccount to make the transfer. The Owner may instruct PLACA in writing to cancel Dollar-Cost Averaging transfers at any time.

     Transfers made under the Dollar Cost Averaging program do not count toward the twelve transfers permitted each Policy Year without imposing the Transfer Charge. PLACA reserves the right to discontinue offering automatic transfers upon 30 days' written notice to the Owner. Written notice will be sent to the Owner confirming each transfer and when the Dollar Cost Averaging program is terminated. The Owner and agent are responsible for reviewing the confirmation to verify that the transfers are being made as requested.

FREE-LOOK PRIVILEGES

     Free-Look for Policy. The Policy provides for an initial Free-Look Period. The Owner may cancel the Policy until the latest of: (a) 45 days after Part I of the application for the Policy is signed, and (b) 10 days after the Owner receives the Policy. Upon giving written notice of cancellation and returning the Policy to PLACA's Administrative Office, to one of PLACA's other offices, or to the PLACA representative from whom it was purchased, the Owner will receive a refund equal to the sum of: (i) the Policy Account Value as of the date the returned Policy is received by PLACA at its Administrative Office or the PLACA representative through whom the Policy was purchased; (ii) any Premium Expense Charges deducted from premiums paid; (iii) any Monthly Deductions charged against the accounts; and
(iv) any Mortality and Expense Risk charges deducted from the value of the net assets of the Subaccounts attributable to the Policy. A refund of all premiums paid is made for Policy's delivered in states that require such a refund.

     Free-Look for Increase in Face Amount. Any requested increase in Face Amount is also subject to a Free-Look privilege. The Owner may cancel a requested increase in Face Amount until the latest of: (a) 45 days after the application for the increase is signed, and (b) 10 days after the Owner receives the new Policy Schedule pages reflecting the increase. Upon requesting cancellation of the increase, an amount equal to all cost of insurance charges attributable to the increase plus the Face Amount Increase Charge will be reallocated to the accounts in the same proportion as they were deducted, unless the Owner requests a refund of such amount.

LOAN PRIVILEGES

     General. The Owner may at any time after the Issue Date borrow money from PLACA using the Policy Account Value as the security for the loan. The Owner may obtain Policy loans in a minimum amount of $500 (or such lesser minimum required in a particular state) but not exceeding the Policy's Net Cash Surrender Value on the date of the loan. While the Insured is living, the Owner may repay all or a portion of a loan and accrued interest.

     Interest Rate Charged. Interest is charged on Policy loans at an effective annual rate of 6%. Interest is due at the end of each Policy Year. If interest is not paid when due, it is added to the loan balance and bear interest at the same rate. Unpaid interest is allocated based on the Owner's written instructions. If there are no written instructions or the Policy Account Value in the specified Subaccounts is insufficient to allow the collateral for the unpaid interest to be transferred, the interest is allocated based on the proportion that the Guaranteed Account Value and the Value of the Subaccounts under a Policy bear to the total unloaned Policy Account Value.

     Allocation of Loans and Collateral. PLACA will allocate the amount of a Policy loan among the Subaccounts and/or the Guaranteed Account based upon the proportion that the value of the Subaccounts and/or the Guaranteed Account Value bear to the total unloaned Policy Account Value at the time the loan is made or to the Subaccounts based on the percentages you specify at the time the loan is made.

     The collateral for a Policy loan is the loan amount plus accrued interest to the next Policy Anniversary, less interest at an effective annual rate of 4% which is earned to such Policy Anniversary. PLACA will deduct the collateral for the loan from each account based on the allocation described in the preceding paragraph and transfer this amount to the Loan Account. The collateral is recalculated: (a) when loan interest is repaid or added to loaned amount; (b) when a new loan is made; and (c) when a loan repayment is made. A transfer to or from the Loan Account will be made to reflect any recalculation of collateral. At any time, the amount of the outstanding loan under a Policy equals the sum of all loans (including due and unpaid interest added to the loan balance) minus any loan repayments.

     Interest Credited to Loan Account. As long as the Policy is in force, PLACA credits the amount in the Loan Account with interest at effective annual rates it determines, but not less than 4% or such higher minimum rate required under state law. The rate will apply to the calendar year which follows the date of determination. Loan interest credited is transferred to the Subaccounts or the Guaranteed Account: (a) when loan interest is paid added to the loaned amount; (b) when a loan repayment is made; and (c) when a new loan is made. PLACA currently credits 4% interest annually to the amount in the Loan Account until the policy's 10th anniversary or until Attained Age 60, whichever is later, and 5.75% annually thereafter.

     Effect of Policy Loan. Policy loans, whether or not repaid, will have a permanent effect on the Policy Account Value, the Cash Surrender Value, and Net Cash Surrender Value and may permanently affect the Death Benefit under the Policy. The effect on the Policy Account Value and Death Benefit could be favorable or unfavorable, depending on whether the investment performance of the Subaccounts and the interest credited to the Guaranteed Account is less than or greater than the interest being credited on the assets in the Loan Account while the loan is outstanding. Compared to a Policy under which no loan is made, values under a Policy will be lower when the credited interest rate is less than the investment experience of assets held in the Subaccounts and interest credited to the Guaranteed Account. The longer a loan is outstanding, the greater the effect of a Policy loan is likely to be. The Death Proceeds will be reduced by the amount of any outstanding Policy loan.

     Loan Repayments. An Owner may repay all or part of a Policy loan at any time while the Insured is alive and the Policy is in force. Unless prohibited by a particular state, PLACA will assume that any payments made while there is an outstanding loan is a loan repayment, unless it receives written instructions that the payment is a premium payment. Repayments up to the amount of the outstanding loan is allocated to the accounts based on the amount of the outstanding loan allocated to each account as of the date of repayment; any repayment in excess of the amount of the outstanding loan will be allocated to the accounts based on the amount of interest due on the portion of the outstanding loan allocated to each account. For this purpose, the amount of the interest due is determined as of the next Policy Anniversary. Failure to repay a loan or to pay loan interest will not cause the Policy to lapse unless the Net Cash Surrender Value on the Policy Processing Day is less than the monthly deduction due. (See "Policy Duration.")

     Tax Considerations. Any loans taken from a "Modified Endowment Contract" will be treated as a taxable distribution. In addition, with certain exceptions, a 10% additional income tax penalty will be imposed on the portion of any loan that is included in income. (See "Distributions from Policies Classified as Modified Endowment Contracts.") Depending upon the investment performance of the Subaccounts and the amounts borrowed, loans may cause the Policy to lapse. If the Policy is not a modified endowment contract, lapse of the Policy with outstanding loans may result in adverse tax consequences. (See "Distributions from Policies Not Classified as Modified Endowment Contracts.")

SURRENDER PRIVILEGE

     At any time before the earlier of the death of the Insured and the Final Policy Date, the Owner may surrender the Policy for its Net Cash Surrender Value. The Net Cash Surrender Value is determined by PLACA as of the date it receives, at its Service Center, a surrender request signed by the Owner. Coverage under the Policy will end on the day the Owner mails or otherwise sends the written surrender request to PLACA. A surrender may have adverse federal income tax consequences. (See "Tax Treatment of Policy Benefits.")

PARTIAL WITHDRAWAL PRIVILEGE

     After the first Policy Year, at any time before the earlier of the death of the Insured and the Final Policy Date, the Owner may withdraw a portion of the Policy's Net Cash Surrender Value. The minimum amount which may be withdrawn is $1,500. A withdrawal charge will be deducted from the Policy Account Value. A partial withdrawal will not result in the imposition of surrender charges.

     The withdrawn amount and withdrawal charge will be allocated based on the proportion that the Policy Account Value in the Subaccounts and the Guaranteed Account Value bear to the total unloaned Policy Account Value, or are allocated to such Subaccounts as the Owner specifies at the time of the withdrawal.

     The effect of a partial withdrawal on the Death Benefit and Face Amount will vary depending upon the Death Benefit Option in effect and whether the Death Benefit is based on the applicable percentage of Policy Account Value. (See "Death Benefit Options.")

     Option A. The effect of a partial withdrawal on the Face Amount and Death Benefit under Option A can be described as follows:

          If the Death Benefit equals the Face Amount, a partial withdrawal will reduce the Face Amount and the Death Benefit by the amount of the partial withdrawal.

          For the purposes of this illustration (and the following illustrations of partial withdrawals), assume that the Attained Age of the Insured is under 40 and there is no indebtedness. The applicable percentage is 250% for an Insured with an Attained Age under 40.

          Under Option A, a contract with a Face Amount of $300,000 and a Policy Account Value of $30,000 will have a Death Benefit of $300,000. Assume that the policyowner takes a partial withdrawal of $10,000. The partial withdrawal will reduce the Policy Account Value to $19,975
     ($30,000 - $10,000 - $25) and the Death Benefit and Face Amount to $290,000 ($300,000 - $10,000).

          If the Death Benefit immediately prior to the partial withdrawal is based on the applicable percentage of Policy Account Value, the Face Amount will be reduced by an amount equal to the amount of the partial withdrawal. The Death Benefit will be reduced to equal the greater of (a) the Face Amount after the partial withdrawal, and (b) the applicable percentage of the Policy Account Value after deducting the amount of the partial withdrawal and expense charge.

          Under Option A, a policy with a Face Amount of $300,000 and a Policy Account Value of $300,000 will have a Death Benefit of $750,000. Assume that the policyowner takes a partial withdrawal of $49,975. The partial withdrawal will reduce the Policy Account Value to $250,000 ($300,000 - $49,975 - $25) and the Face Amount to $250,025 ($300,000 - $49,975). The
     Death Benefit is the greater of (a) the Face Amount of $250,025 and (b) the applicable percentage of the Policy Account Value $625,000 ($250,000 x 2.5). Therefore, the Death Benefit will be $625,000.

          Any decrease in Face Amount due to a partial withdrawal will first reduce the most recent increase in Face Amount, then the most recent increases, successively, and lastly, the Initial Face Amount. If an AIB rider is purchased, partial withdrawals decrease the Policy's Face Amount and then the coverage amount of the AIB rider.

     Option B. The Face Amount will never be decreased by a partial withdrawal. A partial withdrawal will, however, always decrease the Death Benefit.

          If the Death Benefit equals the Face Amount plus the Policy Account Value, a partial withdrawal will reduce the Policy Account Value by the amount of the partial withdrawal and expense charge and thus the Death Benefit will also be reduced by the amount of the partial withdrawal and the expense charge.

          Under Option B, a policy with a Face Amount of $300,000 and a Policy Account Value of $90,000 will have a Death Benefit of $390,000 ($300,000 + $90,000). Assume the policyowner takes a partial withdrawal of $20,000. The partial withdrawal will reduce the Policy Account Value to $69,975
     ($90,000 - $20,000 - $25) and the Death Benefit to $369,975 ($300,000 +
     $69,975). The Face Amount is unchanged.

          If the Death Benefit immediately prior to the partial withdrawal is based on the applicable percentage of Policy Account Value, The Death Benefit will be reduced to equal the greater of (a) the Face Amount plus the Policy Account Value after deducting the partial withdrawal and expense charge and (b) the applicable percentage of Policy Account Value after deducting the amount of the partial withdrawal and the expense charge.

          Under Option B, a policy with a Face Amount of $300,000 and a Policy Account Value of $300,000 will have a Death Benefit of $750,000 ($300,000 x 2.5). Assume the policyowner takes a partial withdrawal of $149,975. The partial withdrawal will reduce the Policy Account Value to $150,000 ($300,000 - $149,975 - $25) and the Death Benefit to the greater of (a) the Face Amount plus the Policy Account Value $450,000 ($300,000 + $150,000) and (b) the Death Benefit based on the applicable percentage of the Policy Account Value $375,000 ($150,000 x 2.5). Therefore, the Death Benefit will be $450,000. The Face Amount is unchanged.

     Because a partial withdrawal can affect the Face Amount and the Death Benefit as described above, a partial withdrawal may also affect the Net Amount at Risk which is used to calculate the cost of insurance charge under the Policy. (See "Cost of Insurance.") A request for partial withdrawal may not be allowed if or to the extent such withdrawal would reduce the Face Amount below the Minimum Face Amount for the Policy. Also, if a partial withdrawal would result in cumulative premiums exceeding the maximum premium limitations applicable under the Code for life insurance, PLACA will not allow such partial withdrawal.

     A partial withdrawal of Net Cash Surrender Value may have Federal income tax consequences. (See "Tax Treatment of Policy Benefits.")

ACCELERATED DEATH BENEFIT

     Applicants residing in states that have approved the Accelerated Death Benefit rider (the "ADB rider") may elect to add it to their Policy at issue, subject to PLACA receiving satisfactory additional evidence of insurability. The ADB rider is not yet available in all states and the terms under which it is available may vary from state-to-state. There is no assurance that the ADB rider will be approved in all states or that it will be approved under the terms described herein.

     The ADB rider permits the Owner to receive, at his or her request and upon approval by PLACA, an accelerated payment of part of the Policy's Death Benefit when one of the following two events occurs:

          1. Terminal Illness. The Insured develops a non-correctable medical condition which is expected to result in his or her death within 12 months; or

          2. Permanent Confinement to a Nursing Care Facility. The Insured has been confined to a Nursing Care Facility for 180 days and is expected to remain in such a facility for the remainder of his or her life.

     There is no charge for adding the ADB rider to a Policy. However, an administrative charge, currently $100 and not to exceed $250, will be deducted from the accelerated death benefit at the time it is paid.

     Tax Consequences of the ADB Rider. The federal income tax consequences associated with adding the ADB rider or receiving the accelerated death benefit are uncertain. Accordingly, Owners should consult a tax adviser before adding the ADB rider to a Policy or requesting an accelerated death benefit.

     Amount of the Accelerated Death Benefit. The ADB rider provides for a minimum accelerated death benefit payment of $10,000 and a maximum benefit payment equal to 75% of the Eligible Death Benefit less 25% of any outstanding policy loans and accrued interest. The ADB rider also restricts the total of the accelerated death benefits paid from all life insurance policies issued to an Owner by PLACA and its subsidiaries to $250,000. This $250,000 maximum may be increased, as provided in the ADB rider, to reflect inflation. The term Eligible Death Benefit under the ADB rider means:

     The Insurance Proceeds payable under a Policy if the Insured died at the time a claim for an accelerated death benefit is approved by PLACA, minus:

          1. any Premium Refund payable at death if the Insured died at such time; and

          2. any insurance payable under the terms of any other rider attached to a Policy.

     An Owner may request only one accelerated death benefit payment (except to pay premiums and policy loan interest) and there are no restrictions on the Owner's use of the benefit. An Owner may elect to receive the accelerated death benefit payment in a lump sum or in 12 or 24 equal monthly installments. If installments are elected and the Insured dies before all of the payments have been made, the present value (at the time of the Insured's death) of the remaining payments and the remaining Insurance Proceeds at Death under the Policy will be paid to the Beneficiary in a lump sum.

     Conditions for Receipt of the Accelerated Death Benefit. In order to receive an accelerated death benefit payment, a Policy must be in force other than as Extended Term Insurance and an Owner must submit due proof of eligibility and a completed claim form to PLACA at its Home Office. Due proof of eligibility means a written certification (described more fully in the ADB rider) in a form acceptable to PLACA, from a treating physician stating that the Insured has a Terminal Illness or is expected to be permanently confined in a Nursing Care Facility.

     PLACA may request additional medical information from an Owner's physician and/or may require an independent physical examination (at its expense) before approving the claim for payment of the accelerated death benefit. PLACA will not approve a claim for an accelerated death benefit payment if a Policy is assigned in whole or in part, if the Terminal Illness or Permanent Confinement is the result of intentionally self-inflicted injury or if the Owner is required to elect it in order to meet the claims of creditors or to obtain a government benefit.

     Operation of the ADB Rider. The ADB rider provides that the accelerated death benefit be made in the form of a policy loan up to the amount of the maximum loan available under a Policy at the time the claim is approved. Therefore, a request for an accelerated death benefit payment in an amount less than or equal to the maximum loan available at that time will result in a policy loan being made in the amount of the requested benefit. This policy loan operates as would any loan under the Policy.

     To the extent that the amount of a requested accelerated death benefit payment exceeds the maximum available loan amount, the benefit will be advanced to the Owner and a lien will be placed on the Death Benefit payable under the Policy (the "death benefit lien") in the amount of this advance. Under the ADB rider, interest will accrue daily, at a rate determined as described in the ADB rider, on the amount of this advance and upon the death of the Insured the amount of the advance and accrued interest thereon will be subtracted from the amount of Insurance Proceeds at Death.

     Effect on Existing Policy. The Insurance Proceeds at Death otherwise payable under a Policy at the time of an Insured's death will be reduced by the amount of any death benefit lien and accrued interest thereon. If the Owner makes a request for a surrender, a policy loan or a withdrawal, the Policy's Net Cash Surrender Value and Loan Value will be reduced by the amount of any outstanding death benefit lien plus accrued interest. Therefore, depending upon the size of the death benefit lien, this may result in the Net Cash Surrender Value and the Loan Value being reduced to zero.

     Premiums and policy loan interest must be paid when due. However, if requested with the accelerated death benefit claim, future premiums and policy loan interest may be paid through additional accelerated death benefits. If future premiums and policy loan interest are to be paid through additional accelerated death benefits, Periodic Planned Premiums and policy loan interest will be paid in this manner automatically.

     In addition to lapse under the applicable provisions of the Policy, a Policy will also terminate on any Policy Anniversary when the death benefit lien exceeds the Insurance Proceeds at Death.

                             CHARGES AND DEDUCTIONS

     Charges will be deducted in connection with the Policy to compensate PLACA for (a) providing the insurance benefits set forth in the Policy; (b) administering the Policy; (c) assuming certain risks in connection with the Policy; and (d) incurring expenses in distributing the Policy. In the event that there are any profits from fees and charges deducted under the Policy, including but not limited to mortality and expense risk charges, such profits could be used to finance the distribution of the contracts.

PREMIUM EXPENSE CHARGE

     Prior to allocation of Net Premiums, premiums paid are reduced by a Premium Expense Charge which consists of:

     Premium Tax Charge. Various states and some of their subdivisions impose a tax on premiums received by insurance companies. Premium taxes vary from state to state. A deduction of a percentage of the premium will be made from each premium payment. The applicable percentage will be based on the rate for the Insured's residence.

     Percent of Premium Charge. A percent of premium charge not to exceed 3% is deducted from each premium payment to partially compensate PLACA for the cost of selling the Policy. Currently, PLACA deducts 1.5% percent from each premium payment.

SURRENDER CHARGES

     A Surrender Charge, which consists of a Deferred Administrative Charge and a Deferred Sales Charge, is imposed if the Policy is surrendered or lapses at any time before the end of the 12th Policy Year. A portion of this Surrender Charge will be deducted if the Owner decreases the Initial Face Amount before the end of the 12th Policy Year. An Additional Surrender Charge, which is an Additional Deferred Administrative Charge and an Additional Deferred Sales Charge, is imposed if the Policy is surrendered or lapses at any time within 12 years after the effective date of an increase in Face Amount. A portion of an Additional Surrender Charge also is deducted if the related increment of Face Amount is decreased within 12 years after such increase took effect.

     These surrender charges are designed partially to compensate PLACA for the cost of administering, issuing and selling the Policy, including agent sales commissions, the cost of printing the prospectuses and sales literature, any advertising costs, medical exams, review of applications for insurance, processing of the applications, establishing policy records and Policy issue. PLACA does not expect the surrender charges to cover all of these costs. To the extent that they do not, PLACA will cover the short-fall from its general account assets, which may include profits from the mortality and expense risk charge.

     Deferred Administrative Charge. The Deferred Administrative Charge is as follows:

                                         CHARGE PER $1,000
POLICY YEAR                               OF FACE AMOUNT
-----------                              -----------------
1-6..................................          $4.90
7....................................           4.20
8....................................           3.50
9....................................           2.80
10...................................           2.10
11...................................           1.40
12...................................           0.70
13...................................              0

     The actual Deferred Administrative Charge is the charge described above less the amount of any Deferred Administrative Charge previously paid at the time of a decrease in Face Amount.

     Deferred Sales Charge. The Deferred Sales Charge will not exceed the Maximum Deferred Sales Charge specified in the Policy. During Policy Years 1 through 6, this maximum equals 70% of the Target Premium for the Initial Face Amount. It equals 60% of that premium during Policy Year 7, 50% during Policy Year 8, 40% during Policy Year 9, 30% during Policy Year 10, 20% during Policy Year 11, 10% during Policy year 12, and 0% during Policy Years 13 and later. The Deferred Sales Charge actually imposed will equal the lesser of this maximum and an amount equal to 35% of all premiums actually paid to the date of surrender or lapse, less any Deferred Sales Charge previously paid at the time of a prior decrease in Face Amount.

     Additional Deferred Administrative Charge. An Additional Deferred Administrative Charge is associated with each increase in Face Amount. The Charge is the same as that for the initial Face Amount except that the Charge grades down based on 12-month periods beginning with the effective date of each increase. The Additional Deferred Administrative Charge paid is the Charge as described less amount of any such Charge previously paid at the time of a decrease in Face Amount.

     Additional Deferred Sales Charge. An Additional Deferred Sales Charge is associated with each increase in Face Amount. Each Additional Surrender Charge is calculated in a manner similar to the Deferred Sales Charge associated with the Initial Face Amount. The Maximum Additional Surrender Charge for an increase in Face Amount is 70% of the Target Premium for that increase. This maximum remains level for six years following the effective date of an increase. It equals 60% of that premium during the seventh year, and declines in the same manner as the Deferred Sales Charge such that it is 10% during Policy Year 12 and to 0% by the beginning of the 13th year after the effective date of the increase. The Additional Deferred Sales Charge actually deducted is the lesser of this maximum and 35% of premiums received for that increase, less any Additional Deferred Sales Charge for such increase previously paid at the time of a decrease in Face Amount.

     Allocation of Policy Account Value and Subsequent Premium Payments. A special method is used to allocate a portion of the existing Policy Account Value to an increase in Face Amount and to allocate subsequent premium payments between the Initial Face Amount and the increase. The Policy Account Value is allocated according to the ratio between the Guideline Annual Premium for the Initial Face Amount and the Guideline Annual Premium for the total Face Amount on the effective date of the increase before any deductions are made. For example, if the Guideline Annual Premium is equal to $4,500 before an increase and is equal to $6,000 after an increase, the Policy Account Value on the effective date of the increase would be allocated 75% ($4,500/$6,000) to the Initial Face Amount and 25% to the increase. Premium payments made on or after the effective date of the increase are allocated between the Initial Face Amount and the increase using the same ratio as is used to allocate the Policy Account Value. In the event that there is more than one increase in Face Amount, Guideline Annual Premiums for each increment of Face Amount are used to allocate Policy Account Values and subsequent premium payments among the various increments of Face Amounts.

     Surrender Charge Upon Decrease in Face Amount. A surrender charge may be deducted on a decrease in Face Amount. In the event of a decrease, the surrender charge deducted is a fraction of the charge that would apply to a full surrender of the Policy. If there have been no increases in Face Amount, the fraction will be determined by dividing the amount of the decrease by the current Face Amount and multiplying the result by the Surrender Charge. If more than one Surrender Charge is in effect (i.e., pursuant to one or more increases in Face Amount), the surrender charge will be applied in the following order: (1) the most recent increase followed by (2) the next most recent increases, successively, and (3) the Initial Face Amount. Where a decrease causes a partial reduction in an increase or in the Initial Face Amount, a proportionate share of the Surrender Charge for that increase or for the Initial Face Amount will be deducted.

     Allocation of Surrender Charges. The Surrender Charge and any Additional Surrender Charge will be deducted from the Policy Account Value. For surrender charges resulting from Face Amount decreases, that part of any such surrender charge will reduce the Policy Account Value and will be allocated among the accounts based on the proportion that the value in each of the Subaccounts and the Guaranteed Account Value bear to the total unloaned Policy Account Value.

MONTHLY DEDUCTIONS

     Charges will be deducted from the Policy Account Value on the Policy Date and on each Policy Processing Day to compensate PLACA for administrative expenses and for the insurance coverage provided by the Policy. The Monthly Deduction consists of three components -- (a) the cost of insurance, (b) monthly administrative charges, (c) initial administrative charges, and (d) the cost of any additional benefits provided by rider. Because portions of the Monthly Deduction, such as the cost of insurance, can vary from month to month, the Monthly Deduction may vary in amount from month to month. The Monthly Deduction is deducted from the Subaccounts and the Guaranteed Account in accordance with the allocation percentages for Monthly Deductions chosen by the Owner at the time of application, or as later changed by PLACA pursuant to the Owner's written request. If PLACA cannot make a monthly deduction on the basis of the allocation schedule then in effect, PLACA makes the deduction based on the proportion that the Owner's Guaranteed Account Value and the value in the Owner's Subaccounts bear to the total unloaned Policy Account Value.

     Cost of Insurance. Because the cost of insurance depends upon several variables, the cost for each Policy Month can vary. PLACA will determine the monthly Cost of Insurance Charge by multiplying the applicable cost of insurance rate or rates by the Net Amount at Risk for each Policy Month.

     The Net Amount at Risk on any Policy Processing Day is the amount by which the Death Benefit exceeds the Policy Account Value. The Net Amount at Risk is determined separately for the Initial Face Amount and any increases in Face Amount. In determining the Net Amount at Risk for each increment of Face Amount, the Policy Account Value is first considered part of the Initial Face Amount. If the Policy Account Value exceeds the Initial Face Amount, it is considered as part of any increases in Face Amount in the order such increases took effect.

     A cost of insurance is also determined separately for the Initial Face Amount and any increases in Face Amount. In calculating the cost of insurance charge, the rate for the Premium Class on the Policy Date is applied to the Net Amount at Risk for the Initial Face Amount. For each increase in Face Amount, the rate for the Premium Class applicable to the increase is used. If, however, the Death Benefit is calculated as the Policy Account Value times the specified percentage, the rate for the Premium Class for the Initial Face Amount will be used for the amount of the Death Benefit in excess of the total Face Amount.

     Any change in the Net Amount at Risk will affect the total cost of insurance charges paid by the Owner.

     The cost of insurance charge is determined in a similar manner for the coverage amount under an AIB rider and for any increase in the coverage amount under an AIB rider. Generally, the current cost of insurance rates for an AIB rider are lower than the current cost of insurance rates on the Face Amount of the Policy. The guaranteed cost of insurance rates under an AIB rider are substantially the same as the guaranteed cost of insurance rates on the Face Amount of the Policy.

     Cost of Insurance Rate. The cost of insurance rate is based on the Attained Age, Sex, Premium Class of the Insured and Duration. The actual monthly cost on insurance rates will be based on PLACA's expectations as to future mortality and expense experience. They will not, however, be greater than the guaranteed maximum cost of insurance rates set forth in the Policy. These guaranteed maximum rates are based on the Insured's Attained Age, Sex, Premium Class, and the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Table. For Policies issued in states which require "unisex" policies (currently Montana) or in conjunction with employee benefit plans, the maximum cost of insurance charge depends only on the Insured's Age, Premium Class and the 1980 Commissioners Standard Ordinary Mortality Table NB and SB. Any change in the cost of insurance rates will apply to all persons of the same Attained, Age, Sex, and Premium Class and Duration.

     Premium Class. The Premium Class of the Insured will affect the cost of insurance rates. PLACA currently places Insureds into standard classes and classes with extra ratings, which reflect higher morality risks. In an otherwise identical Policy, an Insured in the standard class will have a lower cost of insurance than an Insured in a class with extra ratings. The standard Premium Class is divided into three categories: smoker, nonsmoker and preferred. The preferred Premium Class is only available if the Face Amount equals or exceeds $100,000. Nonsmoking insureds will generally incur lower cost of insurance rates than Insureds who are classified as smokers in the same Premium Class. Preferred Insureds will generally incur lower cost of insurance rates than Insureds who are classified as nonsmokers.

     Since the nonsmoker designation is not available for Insureds under Attained Age 21, shortly before an Insured attains age 21, PLACA will notify the Insured about possible classification as a nonsmoker and will send the Insured an Application for Change in Premium Class. If the Insured does not qualify as a nonsmoker or does not return the application, cost of insurance rates will remain as shown in the Policy. However, if the insured returns the application and qualifies as a nonsmoker, the cost of insurance rates will be changed to reflect the nonsmoker classification.

     Initial Administrative Charge. An Initial Administrative Charge of $5 is deducted from Policy Account Value on the Policy Date and on each of the next eleven Policy Processing Days.

     Monthly Administrative Charges. A Monthly Administrative Charge (presently $7.50) is deducted from the Policy Account Value on the Policy Date and each Policy Processing Day as part of the Monthly Deduction. This charge may be increased, but in no event will it be greater than $12 per month. This charge is intended to reimburse PLACA for ordinary administrative expenses expected to be incurred, including record keeping, processing claims and certain Policy changes, preparing and mailing reports, and overhead costs.

     Additional Benefit Charges. The Monthly Deduction will include charges for any additional benefits added to the Policy. The monthly charges will be specified in the applicable rider.

FACE AMOUNT INCREASE CHARGE

     If the Face Amount is increased, an increase charge will be deducted from the Policy Account Value on the effective date of such increase. This charge, equal to $100 plus $0.50 per $1,000 Face Amount increase, but not greater than $750.00, will be deducted from the accounts based on the allocation schedule for Monthly Deductions in effect at such time. This charge may be increased, but in no event will it be greater than $100 plus $3.00 per $1,000 Face Amount increase. This charge is intended to reimburse PLACA for administrative expenses in connection with the Face Amount increase, including medical exams, review of the application for the increase, underwriting decisions and processing of the application, and changing Policy records and the Policy.

PARTIAL WITHDRAWAL CHARGE

     A charge of $25 will be deducted from the Policy Account Value for each partial withdrawal of Net Cash Surrender Value. This charge is intended to compensate PLACA for the administrative costs in effecting the requested payment and in making all calculations which may be required by reason of the partial withdrawal.

TRANSFER CHARGE

     After 12 transfers have been made in any Policy Year, a transfer charge of $25 will be deducted for each transfer during the remainder of such Policy Year to compensate PLACA for the costs of processing such transfers.

     The transfer charge will be deducted from the amount being transferred. The transfer charge will not apply to transfers resulting from Policy loans, the exercise of special transfer rights and the initial reallocation of account values from the Money Market Subaccount to other Subaccounts. These transfers will not count against the 12 free transfers in any Policy Year.

MORTALITY AND EXPENSE RISK CHARGE

     A daily charge will be deducted from the value of the net assets of the Separate Accounts to compensate PLACA for mortality and expense risks assumed in connection with the Policy. This charge will be deducted at an annual rate of 0.75% (or a daily rate of .002055%) of the average daily net assets of each Subaccount. This charge may be increased, but in no event will it be greater than an annual rate of 0.90% of the average daily net assets of each Separate Account. The mortality risk assumed by PLACA is that Insureds may live for a shorter time than projected and, therefore, greater death benefits than expected will be paid in relation to the amount of premiums received. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges provided in the Policy. (See "Special Policy Account Value Credit")

     If the Mortality and Expense Risk Charge proves insufficient, PLACA will provide for all death benefits and expenses and any loss will be borne by PLACA. Conversely, PLACA will realize a gain from this charge to the extent all money collected from this charge is not needed to provide for benefits and expenses under the Policies.

OTHER CHARGES

     The Subaccounts purchase shares of the Funds at net asset value. The net asset value of those shares reflect management fees and expenses already deducted from the assets of the Fund's Portfolios. The fees and expenses for the Funds and their Portfolios are described briefly in connection with a general description of each Fund.

     More detailed information is contained in the Funds Prospectuses which are attached to or accompany this Prospectus.

                             THE GUARANTEED ACCOUNT

     An Owner may allocate some or all of the Net Premiums and transfer some or all of the Policy Account Value to the Guaranteed Account, which is part of PLACA's General Account and pays interest at declared rates guaranteed for each calendar year (subject to a minimum guaranteed interest rate of 4%). The principal, after deductions, is also guaranteed. PLACA's General Account supports its insurance and annuity obligations. The Guaranteed Account has not, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither the Guaranteed Account nor PLACA's General Account has been registered as an investment company under the Investment Company Act of 1940. Therefore, neither PLACA's General Account, the Guaranteed Account, nor any interest therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to these accounts which are included in this Prospectus are for prospective Owners' information and have not been reviewed by the SEC. However, such disclosures may be subject to certain general applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     The portion of the Policy Account Value allocated to the Guaranteed Account will be credited with rates of interest, as described below. Since the Guaranteed Account is part of PLACA's General Account, PLACA assumes the risk of investment gain or loss on this amount. All assets in the General Account are subject to PLACA's general liabilities from business operations.

MINIMUM GUARANTEED AND CURRENT INTEREST RATES

     The Guaranteed Account Value is guaranteed to accumulate at a minimum effective annual interest rate of 4%. PLACA will credit the Guaranteed Account Value with current rates in excess of the minimum guarantee but is not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Since PLACA, in its sole discretion, anticipates changing the current interest rate from time to time, different allocations to and from the Guaranteed Account Value will be credited with different current interest rates. The interest rate to be credited to each amount allocated or transferred to the Guaranteed Account will apply to the end of the calendar year in which such amount is received or transferred. At the end of the calendar year, PLACA reserves the right to declare a new current interest rate on such amount and accrued interest thereon (which may be a different current interest rate than the current interest rate on new allocations to the Guaranteed Account on that date). The rate declared on such amount and accrued interest thereon at the end of each calendar year will be guaranteed for the following calendar year. Any interest credited on the amounts in the Guaranteed Account in excess of the minimum guaranteed rate of 4% per year will be determined in the sole discretion of PLACA. The Owner assumes the risk that interest credited may not exceed the guaranteed minimum rate.

     Amounts deducted from the Guaranteed Account for partial withdrawals, Policy loans, transfers to the Separate Accounts, Monthly Deductions or other changes are currently, for the purpose of crediting interest, accounted for on a last in, first out ("LIFO") method.

     PLACA reserves the right to change the method of crediting interest from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 4% per annum or shorten the period for which the interest rate applies to less than a calendar year (except for the year in which such amount is received or transferred).

     Calculation of Guaranteed Account Value. The Guaranteed Account Value at any time is equal to amounts allocated and transferred to it plus interest credited to it, minus amounts deducted, transferred or withdrawn from it.

     Interest will be credited to the Guaranteed Account on each Policy Processing Day as follows: for amounts in the account for the entire Policy Month, from the beginning to the end of the month; for amounts allocated to the account during the prior Policy Month, from the date the Net Premium or loan repayment is allocated to the end of the month; for amounts transferred to the account during the Policy Month, from the date of transfer to the end of the month; and for amounts deducted or withdrawn from the account during the prior Policy Month, from the beginning of the month to the date of deduction or withdrawal.

     Surrenders and partial withdrawals from the Guaranteed Account may be delayed for up to six months. (See "Payment of Policy Benefits.")

TRANSFERS FROM GUARANTEED ACCOUNT

     Within 30 days prior to or following any Policy Anniversary, one transfer is allowed from the Guaranteed Account to any or all of the Subaccounts. The amount transferred from the Guaranteed Account may not exceed 25% of the value of such account if the value of such account exceeds $1,000 or, if less, then the entire Guaranteed Account Value may be transferred on the applicable Policy Anniversary. If the written request for such transfer is received prior to the Policy Anniversary, the transfer will be made as of the Policy Anniversary; if the written request is received after the Policy Anniversary, the transfer will be made as of the date PLACA receives the written request at its Administrative Office.

                            OTHER POLICY PROVISIONS

BENEFIT PAYABLE ON FINAL POLICY DATE

     If the Insured is living on the Final Policy Date (at Insured's Attained Age 100), PLACA will pay the Owner the Policy Account Value less any outstanding Policy loan and accrued interest and any unpaid Monthly Deductions. Insurance coverage under the Policy will then end. Payment will generally be made within seven days of the Final Policy Date.

PAYMENT OF POLICY BENEFITS

     Insurance Proceeds under a Policy will ordinarily be paid to the Beneficiary within seven days after PLACA receives proof of the Insured's death at its Administrative Office and all other requirements are satisfied. Insurance proceeds will be paid in a single sum unless an alternative settlement option has been selected.

     If Insurance Proceeds are payable in a single sum, interest at the annual rate of 3% or any higher rate declared by PLACA or required by law is paid on the Insurance Proceeds from the date of death until payment is made.

     Any amounts payable as a result of surrender, partial withdrawal, or Policy loan will ordinarily be paid within seven days of receipt of written request at PLACA's Administrative Office in a form satisfactory to PLACA.

     Generally, the amount of a payment from the Variable Account will be determined as of the date of receipt by PLACA of all required documents. However, PLACA may defer the determination or payment of such amounts if the date for determining such amounts falls within any period during which: (1) the disposal or valuation of a Subaccount's assets is not reasonably practicable because the New York Stock Exchange is closed or conditions are such that, under the SEC's rules and regulations, trading is restricted or an emergency is deemed to exist; or (2) the SEC by order permits postponement of such actions for the protection of PLACA policyholders. As to amounts allocated to the Guaranteed Account, PLACA may defer payment of any withdrawal or surrender of Net Cash Surrender Value and the making of a loan for up to six months after PLACA receives a written request at its Administrative Office. PLACA will allow interest, at a rate of 3% a year, on any payment PLACA defers for 30 days or more as described above.

     The Owner may decide the form in which proceeds will be paid. During the Insured's lifetime, the Owner may arrange for the Insurance Proceeds to be paid in a lump sum or under a Settlement Option. These choices are also available upon surrender of the Policy for its Net Cash Surrender Value and for payment of the Policy Account Value on the Final Policy Date. If no election is made, payment will be made in a lump sum. The Beneficiary may also arrange for payment of the Insurance Proceeds in a lump sum or under a Settlement Option. If the Beneficiary is changed, any prior arrangements with respect to the Payment Option will be canceled.

THE POLICY

     The Policy and the application(s) attached thereto are the entire contract. Only statements made in the applications can be used to void the Policy or deny a claim. PLACA assumes that all statements in an application are made to the best of the knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties. PLACA relies on those statements when it issues or changes a Policy. Only the President or a Vice President of PLACA can agree to change or waive any provisions of the Policy and only in writing. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

OWNERSHIP

     The Owner is the Insured unless a different Owner is named in the application or thereafter changed. While the Insured is living, the Owner is entitled to exercise any of the rights stated in the Policy or otherwise granted by PLACA. If the Insured and Owner are not the same, and the Owner dies before the Insured, these rights will vest in the estate of the Owner, unless otherwise provided.

BENEFICIARY

     The Beneficiary is designated in the application for the Policy, unless thereafter changed by the Owner during the Insured's lifetime by written notice to PLACA. Any Insurance Proceeds for which there is not a designated Beneficiary surviving at the Insured's death are payable in a single sum to the Insured's executors or administrators.

CHANGE OF OWNER OR BENEFICIARY

     As long as the Policy is in force, the Owner or Beneficiary may be changed by written request in a form acceptable to PLACA. If two or more persons are named as Beneficiaries, those surviving the Insured will share the Insurance Proceeds equally, unless otherwise stated. The change will take effect as of the date it is signed, whether or not the Insured is living when the request is received by PLACA. PLACA will not be responsible for any payment made or action taken before it receives the written request. A change in the Policy's ownership may have Federal income tax consequences. (see "Tax Treatment of Policy Benefits.")

SPLIT DOLLAR ARRANGEMENTS

     The Owner or Owners may enter into a Split Dollar Arrangement between each other or another person or persons whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., Net Cash Surrender Value or Policy Proceeds) are split between the parties. There are different ways of allocating such rights.

     For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the Net Cash Surrender Value. The employee may designate the Beneficiary to receive any Death Proceeds in excess of the Net Cash Surrender Value. If the employee dies while such an arrangement is in effect, the employer would receive from the Death Proceeds the amount which he would have been entitled to receive upon surrender of the policy and the employee's Beneficiary would receive the balance of the proceeds.

     No transfer of Policy rights pursuant to a Split Dollar Arrangement will be binding on PLACA unless in writing and received by PLACA.

     The parties who elect to enter into a Split Dollar Arrangement should consult their own tax advisers regarding the tax consequences of such an arrangement.

PROTECTION OF PROCEEDS

     Beneficiaries generally may not pledge or otherwise encumber or alienate payments under this Policy before they are due.

ASSIGNMENTS

     The Owner may assign any and all rights under the Policy. No assignment binds PLACA unless in writing and received by PLACA at it's Administrative Office. PLACA assumes no responsibility for determining whether an assignment is valid and the extent of the assignee's interest. All assignments will be subject to any Policy loan. The interest of any Beneficiary or other person will be subordinate to any assignment. A Beneficiary may not commute, encumber, or alienate Policy benefits, and to the extent permitted by applicable law, such benefits are not subject to any legal process for the payment of any claim against the payee. To the extent permitted by applicable laws, no right or benefit under the Policy will be subject to claims of creditors, except as may be provided by assignment.

MISSTATEMENT OF AGE AND SEX

     If the Insured's age or sex has been misstated in the application, the Death Benefit and any benefits provided by riders will be such as the most recent Monthly Deductions would have provided at the correct age and sex. No adjustment will be made to the Policy Account Value.

SUICIDE

     In the event of the Insured's suicide within two years from the Issue Date of the Policy (except where state law requires a shorter period) PLACA's liability is limited to the payment to the Beneficiary of a sum equal to the premiums paid less any Policy loan and accrued interest and any partial withdrawals.

     If the Insured commits suicide within two years (or shorter period required by state law) from the effective date of any Policy change which increases the Death Benefit, the amount which PLACA will pay with respect to the increase will be the Monthly Deductions for the cost of insurance attributable to such increase and the expense charge for the increase.

CONTESTABILITY

     PLACA has the right to contest the validity of a Policy based on material misstatements made in the application for the Policy or a change. However, PLACA will not contest the Policy (or any change) after it (or the change) has been in force during the Insured's lifetime for two years.

SETTLEMENT OPTIONS

     In lieu of a single sum payment on death or surrender, an election may be made to apply the proceeds under any one of the fixed-benefit Settlement Options provided in the Policy. A guaranteed interest rate of 3% per year applies to all Options. Additional interest may be declared each year by PLACA in its sole discretion. The options are briefly described below. Please refer to the Policy for more details.

     Proceeds at Interest Option. Left on deposit to accumulate with PLACA with interest payable at 12, 6, 3, or 1 month intervals, as elected at a rate of at least 3% per year.

     Installments of a Specified Amount Option. Payable in equal installments of the amount elected with PLACA's consent at 12, 6, 3, or 1 month intervals, as elected until proceeds applied under the Option and interest on the unpaid balance at 3% per year and any additional interest are exhausted.

     Installments for a Specified Period Option. Payable in the number of equal monthly installments set forth in the election. Payments may be increased by additional interest which would increase the installments certain. The guaranteed interest rate is 3% per year.

     Life Income Option. Payable in equal monthly installments during the payee's life. Payments will be made either with or without a guaranteed minimum number. If there is to be a minimum number of payments, they will be for either 120 or 240 months or until the proceeds applied under the Option are exhausted, as elected.

     Joint and Survivor Life Income. Payable in equal monthly installments, with a number of installments certain, during the joint lives of the payee and one other person and during the life of the survivor. The minimum number of payments will be for either 120 or 240 months, as elected.

                             SUPPLEMENTARY BENEFITS

     In addition to the ADB rider, the following riders offer other supplementary benefits. Most are subject to various age and underwriting requirements and, unless otherwise indicated, must be purchased when the Policy is issued. The cost of each rider is included in the monthly deduction.

     Additional Insurance Benefit ("AIB"). This rider provides an additional death benefit payable on the death of the covered insured without increasing the Policy's Face Amount. The AIB rider may be purchased at any time. An AIB rider may be terminated separately from the Policy (i.e., it can be canceled without causing the Policy to be canceled or to lapse). There is no cash or loan value associated with this rider.

     Disability Waiver Benefit. A Disability Waiver Benefit rider provides that in the event of the Insured's total disability before Attained Age 60 and continuing for at least six months, PLACA will apply a premium payment to the Policy on each Policy Processing Day during the first five Policy Years (the amount of the payment will be based on the Minimum Annual Premium). PLACA will also waive all monthly deductions after the commencement of and during the continuance of such total disability after the first five Policy Years.

     Disability Waiver of Premium Benefit. A Policy may include the Disability Waiver of Premium Benefit rider that provides that, in the event of the Insured's total disability before Attained Age 60 and continuing for at least 180 days, PLACA will apply a premium payment to the Policy on each Policy Processing Day prior to Insured's Attained Age 65 and while the Insured remains totally disabled.

     At the time of application, a monthly benefit amount is selected by the Owner. This amount is generally intended to reflect the amount of the premiums expected to be paid monthly. In the event of Insured's total disability the amount of the premium payment applied on each Policy Processing Day will be the lesser of: (a) the monthly benefit amount; or (b) the monthly average of the premium payments less partial withdrawals for the Policy since its Policy Date. An Owner cannot elect this rider and another disability waiver benefit rider with the same Policy.

     Change of Insured. A Change of Insured rider permits the Owner to change the Insured, subject to certain conditions and evidence of insurability. The Monthly Deduction for the cost of insurance is adjusted to that for the New Insured as of the effective date of the change.

     Children's Term Rider. A Children's Term Insurance rider provides level term insurance on each insured child until the earlier of age 25 of the child or the Policy Anniversary nearest the Insured's 65th birthday. When the term insurance expires on the life of an insured child, it may be converted without evidence of insurability to a whole life policy providing a level face amount of insurance and a level premium. The new policy may be up to five times the amount of the term insurance.

     The rider is issued to provide between $5,000 and $15,000 of term insurance on each insured child. Each insured child under a rider will have the same amount of insurance. This rider must be selected at the time of application for the Policy or an increase in Face Amount.

     Convertible Term Life Insurance. A Convertible Term Life Insurance rider provides additional term insurance on an insured other than the Insured, on whom the Insured has an insurable interest. This rider will terminate at the earlier of attained age 100 (80 in New York) of the Other Insured or at the termination or maturity of the Policy. If the Policy is extended by the Final Policy Date Extension rider, the Convertible Term Life Insurance rider will terminate on the original maturity date.

     Guaranteed Minimum Death Benefit. A Guaranteed Minimum Death Benefit rider provides a guarantee that if the cumulative premiums paid less partial withdrawals and outstanding loans exceed the cumulative minimum premiums to date, the Policy will not lapse prior to the end of the Death Benefit Guarantee Period shown on page 3 of the Policy Schedule. If the rider is added, the Monthly Deduction will be increased by $0.01 per every $1,000 of Face Amount in force under the Policy. The rider and the additional Monthly Deduction will terminate: (1) upon written request; (2) upon surrender or other termination of the Policy; or (3) at the expiration of the Death Benefit Guarantee Period. The Guaranteed Minimum Death Benefit rider and the Convertible Term Life Insurance rider may not be issued on the same Policy.

     Final Policy Date Extension. A Final Policy Date Extension rider extends the Final Policy Date of a Policy 20 years from the original Final Policy Date. It may only be added on or after the anniversary nearest the younger insured's 90th birthday. There is no charge for adding this rider. The death benefit after the original Final Policy Date will be the Policy Account Value. All other riders attached and in effect on the original Final Policy Date will terminate on the original Final Policy Date.

     The tax consequences of (1) adding a Final Policy Date Extension rider to the Policy, and (2) the Policy continuing in force after the Insured's 100th birthday are uncertain. Prospective Owners and Owners considering the addition of a Final Policy Date Extension to a Policy should consult their own legal or other advisors as to such consequences.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon PLACA's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

TAX STATUS OF THE POLICY

     Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") sets forth a definition of a life insurance contract for Federal tax purposes. Although the Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702, while proposed regulations and other interim guidance has been issued, final regulations have not been adopted. Guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance policy.

     With respect to a Policy issued on the basis of a standard premium class, PLACA believes (largely in reliance on IRS Notice 88-128 and the proposed regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract, as long as the Owner does not pay the full amount of premiums permitted under the Policy.

     With respect to a Policy that is issued on a substandard basis (i.e., a premium class with extra rating involving higher than standard mortality risk), there is less guidance, in particular as to how the mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus, it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the Owner pays the full amount of premiums permitted under the Policy. An Owner of a Policy issued on a substandard basis may, however, adopt certain self-imposed limitations on the amount of premiums paid for such a Policy which should cause the Policy to meet the Section 7702 definition of a life insurance contract. An Owner contemplating the adoption of such limitations should do so only after consulting a tax adviser.

     If it is subsequently determined that a Policy does not satisfy Section 7702, PLACA may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, PLACA reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

     Section 817(h) of the Code requires that the investments of each of the Subaccounts must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Subaccounts, through the Fund, intend to comply with the diversification requirements prescribed in Treas. Reg. sec. 1.817-5, which affect how the Fund's assets are to be invested. PLACA believes that the Subaccounts will, thus, meet the diversification requirement, and PLACA will monitor continued compliance with this requirement.

     In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the Subaccounts used to support their contracts. In those circumstances, income and gains from the Subaccount assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of Subaccount assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

     The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of Subaccount assets. For example, the Owner has additional flexibility in allocating premium payments and Policy Values and the investment objective of certain Portfolios (i.e. the Worldwide Hard Assets Portfolio) may be narrower. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Subaccounts. In addition, PLACA does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. PLACA therefore reserves the right to modify the Policy as necessary to attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Subaccounts.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

     In General. PLACA believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the Death Benefit under the Policy should be excludable from the gross income of the Beneficiary under
Section 101(a)(1) of the Code.

     Depending on the circumstances, the exchange of a Policy, a change in the Policy's Death Benefit Option (i.e., a change from Death Benefit Option A to Death Benefit Option B or vice versa) an adjustment in the Policy's Face Amount, a Policy loan, a partial withdrawal, a surrender, the addition of an Accelerated Death Benefit Rider, the receipt of an Accelerated Death Benefit, the addition of a Final Policy Date Extension Rider, the continuation of the Policy beyond the Insured's 100th birthday, a change in ownership, or an assignment of the Policy may have Federal income tax consequences. In addition, Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary.

     Generally, the Owner will not be deemed to be in constructive receipt of the Policy Account Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract". Whether a Policy is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

     Modified Endowment Contracts. Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts," which applies to Policies entered into or materially changed after June 20, 1988.

     Due to the Policy's flexibility, classification as a Modified Endowment Contract will depend on the individual circumstances of each Policy. In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven Policy Years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. The determination of whether a Policy will be a Modified Endowment Contract after a material change generally depends upon the relationship of the Death Benefit and Policy Account Value at the time of such change and the additional premiums paid in the seven years following the material change. At the time a premium is credited which would cause the Policy to become a Modified Endowment Contract, PLACA will notify the Owner that unless a refund of the excess premium is requested by the Owner, the Policy will become a Modified Endowment Contract. The Owner will have 30 days after receiving such notification to request the refund. The excess premium paid (with either the 4% required interest or positive Subaccount earnings, if any) will be returned to the Owner upon receipt by PLACA of the refund request. The amount to be refunded will be deducted from the Policy Account Value in the Subaccounts and in the Guaranteed Account in the same proportion as the premium payment was allocated to such accounts. In the event that earnings on such excess premium is not at least 4%, the premium plus an amount equal to interest at an annual rate of 4% will be returned.

     The rules relating to whether a Policy will be treated as a Modified Endowment Contract are complex and cannot be fully described in the limited confines of this summary. Therefore, a current or prospective Owner should consult with a competent tax advisor to determine whether a policy transaction will cause the Policy to be treated as a Modified Endowment Contract.

Distributions from Policies Classified as Modified Endowment Contracts. Policies classified as Modified Endowment Contract will be subject to the following tax rules: First, all distributions, including distributions upon surrender and partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Account Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from or secured by, such a Policy are treated as distributions from such a Policy and taxed accordingly. Past due loan interest that is added to the loan amount will be treated as a loan. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) or the Owner and the Owner's Beneficiary.

     If a Policy becomes a modified endowment contract after it is issued, distributions made during the policy year in which it becomes a modified endowment contract, distributions in any subsequent policy year and distributions within two years before the Policy becomes a modified endowment contract will be subject to the tax treatment described above. This means that a distribution from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

     Distributions From Policies Not Classified as Modified Endowment
Contracts. Distributions from a Policy that is not a Modified Endowment Contract, are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's Death Benefit or any other change that reduces benefits under the Policy in the first 15-years after the policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

     Loans from, or secured by, a Policy that is not a Modified Endowment Contract are generally not treated as distributions. Instead, such loans are treated as indebtedness of the Owner. However, the tax consequences of loans after the later of the Policy's 10th anniversary or Attained Age 65 is uncertain. A tax advisor should be consulted.

     Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional tax.

     Policy Loan Interest. Interest paid on any loan under a Policy generally is not deductible. An Owner should consult a tax advisor before deducting any policy loan interest.

     Investment in the Policy. Investment in the Policy means: (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus
(ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract to the extent that such amount is included in the gross income of the Owner.

     Multiple Policies. All Modified Endowment Contracts that are issued by PLACA (or its affiliates) to the same Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the gross income under Section 72(e) of the Code.

     In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

POSSIBLE TAX LAW CHANGES

     Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. For instance, the President's 1999 Budget Proposal recommended legislation that, if enacted, would adversely modify the federal taxation of this Policy. It is possible that any legislative change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Policy.

SPECIAL RULES FOR PENSION AND PROFIT-SHARING PLANS

     If Policies are purchased by a trust forming part of a pension or profit-sharing plan meeting the qualification requirements of Section 401(a) of the Code, various special tax rules will apply. Because these rules are extensive and complicated, it is not possible to describe all of them here. Accordingly, counsel or other competent tax advisors familiar with qualified plan matters should be consulted in connection with any such purchase.

     Generally, a plan participant on whose behalf a Policy is purchased will be treated as having annual imputed income based on a cost of insurance factor multiplied by the Net Amount at Risk under the Policy. This imputed income is to be reported by the employer to the employee and the Service annually and included in the employee's gross income. In the event of the death of a plan participant while covered by the plan, Insurance Proceeds paid to the participant's Beneficiary generally will not be completely excludable from the Beneficiary's gross income under Section 101(a) of the Code. Any Death Benefit in excess of the Policy Account Value will be excludable. The portion of the Death Benefit equal to the Policy Account Value, however, generally will be subject to Federal income tax to the extent it exceeds the sum of $5,000 plus the participant's "investment in the contract" as defined in the Code, which will include the imputed income noted above. Special rules may apply in certain circumstances (e.g., to Owner-employees or participants who have borrowed from the plan).

     The Service has interpreted the plan qualification provisions of the Code to require that non-retirement benefits, including death benefits, payable under a qualified plan be "incidental to" retirement benefits provided by the plan. These interpretations, which are primarily set forth in a series of Revenue Rulings issued by the Service, should be considered in connection with any purchase of life insurance policies to provide benefits under a qualified plan.

POSSIBLE CHARGE FOR PLACA'S TAXES

     At the present time, PLACA makes no charge for any Federal, state or local taxes (other than the charge for state and local premium taxes) that the Company incurs that may be attributable to the Subaccounts or to the Policies. PLACA, however, reserves the right in the future to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Subaccounts or to the Policies. If any tax charges are made in the future, they will be accumulated daily and transferred from the applicable Subaccount to PLACA's General Account. Any investment earnings on tax charges accumulated in a Subaccount will be retained by PLACA.

           POLICIES ISSUED IN CONJUNCTION WITH EMPLOYEE BENEFIT PLANS

     Policies may be acquired in conjunction with employee benefit plans ("EBS Policies"), including the funding of qualified pension plans meeting the requirements of Section 401 of the Code. For EBS Policies, the maximum mortality rates used to determine the monthly Cost of Insurance Charge are based on the Commissioners' 1980 Standard Ordinary Mortality Tables NB and SB. Under these Tables, mortality rates are the same for male and female Insureds of a particular Attained Age and Premium Class. (See "Monthly Deductions.") Illustrations reflecting the premiums and charges for EBS Policies will be provided upon request to purchasers of such Policies. There is no provision for misstatement of sex in the EBS Policies. Also, the rates used to determine the amount payable under a particular Settlement Option will be the same for male and female Insureds. (See "Settlement Options.")

              LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES

     In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In that case, the Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. Subsequent decisions of lower federal courts indicate that in other factual circumstances the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, legislative, regulatory, or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances. The Policies offered by this Prospectus (other than Policies issued in states which require "unisex" policies (currently Montana) and EBS Policies are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy and in determining whether an EBS Policy is appropriate.

                                 VOTING RIGHTS

     All of the assets held in the Subaccounts of the Variable Account will be invested in shares of corresponding portfolios of the Funds. The Funds do not hold routine annual shareholders' meetings. Shareholders' meetings will be called whenever each Fund believes that it is necessary to vote to elect the Board of Directors of the Fund and to vote upon certain other matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund. PLACA is the legal owner of Fund shares and as such has the right to vote upon any matter that may be voted upon at a shareholders' meeting. However, in accordance with its view of present applicable law, PLACA will vote the shares of the Funds at meetings of the shareholders of the appropriate Fund or Portfolio in accordance with instructions received from Owners. Fund shares held in each Subaccount for which no timely instructions from policyowners are received will be voted by PLACA in the same proportion as those shares in that Subaccount for which instructions are received.

     Each Owner having a voting interest will be sent proxy material and a form for giving voting instructions. Owners may vote, by proxy or in person, only as to the Portfolios that correspond to the Subaccounts in which their Policy values are allocated. The number of shares held in each Subaccount attributable to a Policy for which the Owner may provide voting instructions will be determined by dividing the Policy's value in that account by the net asset value of one share of the corresponding Portfolio as of the record date for the shareholder meeting. Fractional shares will be counted. For each share of a Portfolio for which Owners have no interest, PLACA will cast votes, for or against any matter, in the same proportion as Owners vote.

     If required by state insurance officials, PLACA may disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the investment objectives or policies of one or more of the Portfolios, or to approve or disapprove an investment policy or investment adviser of one or more of the Portfolios. In addition, PLACA may disregard voting instructions in favor of changes initiated by an Owner or the Fund's Board of Directors provided that PLACA's disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the portfolio's objectives and purposes, and the effect the change would have on PLACA. If PLACA does disregard voting instructions, it will advise Owners of that action and its reasons for such action in the next semi-annual report to Owners.

     At some later time, the Market Street Fund, Inc. shares may be held by separate accounts of insurance companies not affiliated with PLACA. PLACA expects that those shares will be voted in accordance with instructions of the owners of insurance policies and contracts issued by those other insurance companies. This will dilute the effect of voting instructions of Owners.

     Shares of the Funds other than The Market Street Fund, Inc. are currently being offered to variable life insurance and variable annuity separate accounts of life insurance companies other than PLACA that are not affiliated with PLACA. PLACA understands that shares of these Funds also will be voted by such other life insurance companies in accordance with instructions from their policyowners invested in such separate accounts. This will dilute the effect of voting instructions of Owners of the Policies.

                    CHANGES TO THE VARIABLE ACCOUNT OR FUNDS

CHANGES TO VARIABLE ACCOUNT OPERATIONS

     The voting rights described in this Prospectus are created under applicable Federal securities laws and regulations. If these laws or regulations change to eliminate the necessity to solicit voting instructions from Owners or restrict such voting rights, PLACA reserves the right to proceed in accordance with any such changed laws or regulations.

     PLACA also reserves the right, subject to compliance with applicable law, including approval of Owners, if so required: (1) to transfer assets supporting the Policies from one Subaccount to another or from the Variable Account to another separate account, (2) to create additional separate accounts, (3) to create Subaccounts from, or combine or remove Subaccounts from the Variable Account or other separate accounts, or to combine any two or more Subaccounts,
(4) to operate one or more of the Subaccounts as a management investment company under the 1940 Act, or in any other form permitted by law, (5) to deregister the unit investment trust under the 1940 Act; and (6) to modify the provisions of the Policies to comply with applicable laws.

CHANGES TO AVAILABLE PORTFOLIOS

     It is possible that PLACA may determine that one or more of the Portfolios may become unsuitable for investment by the corresponding Subaccount because of a change in investment policy, or a change in the tax laws, or because the shares or units are no longer available for investment or for any other reasonable cause. In that event, PLACA may seek to substitute the shares of another Portfolio or of a Portfolio of a Fund not currently available under the Policies. If required by law, the approval of the SEC and possibly one or more state insurance departments would be obtained.

     Each of the Funds sells its shares to the Variable Account in accordance with the terms of a participation agreement between it and PLACA. The termination provisions of those agreements vary. Should an agreement between PLACA and a Fund terminate, the Variable Account will not be able to purchase additional shares of that Fund. In that event, Owners would no longer be able to allocate Policy Account Value or Net Premium Payments to Subaccounts investing in Portfolios of that Fund. Additionally, in certain circumstances, it is possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement between the Fund and PLACA has not been terminated. In such an event, PLACA will not be able to honor requests of Owners to allocate their Policy Account Value or Net Premium Payments to Subaccounts investing in shares of Portfolios of that Fund.

TERMINATION OF PARTICIPATION AGREEMENTS

     The participation agreements pursuant to which the Funds sell their shares to Subaccounts of the Variable Account contain varying provisions regarding termination. The following summarizes those provisions:

          The Alger American Fund. The Agreement with The Alger American Fund provides for termination: 1) by either party on 60 days written notice to the other; 2) by Alger if the Policies cease to qualify as annuity contracts or life insurance policies under the Code or the Policies are not registered, issued or sold in accordance with applicable laws; 3) by any party in the event of a material irreconcilable conflict; 4) by PLACA in the event that formal proceedings are initiated against Alger or the distributor by the SEC or another regulator; 5) by PLACA in the event the Portfolio or trust fails to meet the diversification requirements; 6) by PLACA if shares are not reasonably available; 7) by PLACA if shares of the Portfolio are not registered, issued or sold in accordance with applicable laws or applicable law precludes the use of such shares; 8) by PLACA if Alger fails to qualify as a regulated investment company under Subchapter M of the Code; or 9) by Alger's principal underwriter if it determines that PLACA has suffered a material adverse change in its business, operation, financial condition or prospects.

          Variable Insurance Products Fund and Variable Insurance Products Fund
     II. The Agreements provide for termination 1) upon six months' advance notice by either party, 2) at PLACA's option if shares of the Fund are not reasonably available to meet requirements of the policies, 3) at PLACA's option if shares of the Fund are not registered, issued, or sold in accordance with applicable laws, if the Fund ceases to qualify as a regulated investment company under the Code or for a Portfolio of the Fund in the event such Portfolio fails to meet diversification requirements under the Code, 4) at the option of the Fund or its principal underwriter if it determines that PLACA has suffered material adverse changes in its business or financial condition or is subject to material adverse publicity, 5) at the option of PLACA if the Fund has suffered material adverse changes in its business or financial condition or is a subject of material adverse publicity, or 6) at the option of the Fund or its principal underwriter if PLACA decides to make another mutual fund available as a funding vehicle for its policies.

          Neuberger & Berman Advisers Management Trust. This Agreement may be terminated by either party on six months' written notice to the other.

          Van Eck Worldwide Insurance Trust. The agreement with Van Eck Trust provides for termination 1) by PLACA, Van Eck Trust or Van Eck Trust's Distributor upon six months prior written notice or in the event that formal proceedings are initiated against the other party by the SEC or another regulator, 2) by PLACA or Van Eck Trust in the event that shares of Van Eck Trust subject to the agreement are not registered, offered or sold in conformity with applicable law or such law precludes the use of Trust shares, 3) by PLACA upon reasonable notice if shares of one of the then available Portfolios of Van Eck Trust are not longer available or upon sixty days notice if PLACA should substitute shares of another fund or Fund for those of Van Eck Trust, 4) by PMLIC if a Portfolio fails to meet the diversification and other requirements of the Internal Revenue Code, or PMLIC reasonably believes it may fail to do so, 5) upon assignment of the agreement unless both parties agree to the assignment in writing.

                        OFFICERS AND DIRECTORS OF PLACA

                                                            PRINCIPAL OCCUPATION
          NAME AND POSITION*                             DURING THE PAST FIVE YEARS
          ------------------                             --------------------------
Robert W. Kloss
  Director and President...............  1996 to present -- President and Chief Executive Officer of PMLIC; 1994 to 1996 -- President and Chief Operating
                                         Officer of PMLIC; 1986 to 1994 -- Chief Executive Officer
                                         of Covenant Life Insurance Company.
James G. Potter, Jr.
  Director, Secretary and Legal
  Officer..............................  12/97 to present -- Executive Vice President, General
                                         Counsel & Secretary of Provident Mutual Life Insurance
                                         Company; 6/89 to 11/97 -- Chief Legal Officer of
                                         Prudential Banks.
James D. Kestner
  Director.............................  11/94 to present -- Vice President of Provident Mutual
                                         Life Insurance Company; 1/78 to 11/94 -- Sr. Vice
                                         President and Treasurer of Covenant Life Insurance
                                         Company.
Sarah C. Lange
  Director.............................  1983 to present -- Vice President of Provident Mutual Life
                                         Insurance Company.
J. Kevin McCarthy
  Director.............................  1996 to present -- Executive Vice President and Chief
                                         Marketing Officer of PMLIC; 1995 -- Vice President,
                                         Variable Products at CNA Insurance Companies; 1992 to
                                         1994 -- Vice President, Sales at PMLIC; 1981 to
                                         1992 -- Strategic Managing Consultant at The Wolper Ross
                                         Corporations.
Alan F. Hinkle
  Director.............................  1996 to present -- Executive Vice President and Chief
                                         Actuary of PMLIC; 1974 to 1996 -- Vice President and
                                         Individual Actuary of PMLIC.
Joan C. Tucker
  Director.............................  1996 to present -- Executive Vice President, Insurance
                                         Operations at PMLIC; 1996 -- Senior Vice President,
                                         Insurance Operations of PMLIC; 1993 to 1996 -- Vice
                                         President Individual Insurance Operations at PMLIC; 1989
                                         to 1993 -- Assistant Vice President, Agency Administration
                                         of PMLIC.
Mary Lynn Finell
  Director.............................  1996 to present -- Executive Vice President and Chief
                                         Financial Officer of PMLIC; 1986 to 1996 -- Vice President
                                         and Controller of PMLIC; 1976 to 1986 -- Principal of
                                         Arthur Young Company.
Linda M. Springer
  Financial Reporting Officer..........  1996 to present -- Vice President and controller of PMLIC;
                                         1995 to 1996 -- Assistant Vice President and Actuary of
                                         PMLIC; 1992 to 1995 -- Actuary of PMLIC.
Rosanne Gatta
  Treasurer............................  1994 to present -- Vice President and Treasurer of PMLIC;
                                         1985 to 1994 -- Assistant Vice President and Treasurer of
                                         PMLIC.

---------------
* Unless otherwise indicated, the address is 1050 Westlakes Drive, Berwyn, Pennsylvania 19312.

     A Fidelity Bond in the amount of $10 million covering PLACA's officers and employees has been issued by Aetna Casualty and Surety Company.

                            DISTRIBUTION OF POLICIES

     Applications for the Policies are solicited by agents who are licensed by state insurance authorities to sell PLACA's variable life insurance policies, and who are also registered representatives of 1717 Capital Management Company ("1717") or registered representatives of broker/dealers who have Selling Agree-ments with 1717 or registered representatives of broker/dealers who have Selling Agreements with such broker/dealers. 1717, whose address is Christiana Executive Campus, P.O. Box 15626, Wilmington, Delaware 19850, is a registered broker/dealer under the Securities Exchange Act of 1934 (the "1934 Act") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). 1717 is an indirect wholly-owned subsidiary of PMLIC. 1717 acts as the principal underwriter of the Policies (as well as other variable life policies) pursuant to an Underwriting Agreement to which the Accounts, 1717 and PLACA are parties. 1717 retains no compensation as principal underwriter of the Policies. 1717 is also the principal underwriter of variable annuity contracts issued by PLACA and variable life and annuity contracts issued by PMLIC.

     The insurance underwriting and the determination of a proposed Insured's Premium Class and whether to accept or reject an application for a Policy is done by PLACA. PLACA will refund any premiums paid if a Policy ultimately is not issued or will refund the applicable amount if the Policy is returned under the Free-Look provision.

     Agents are compensated for sales of the Policies on a commission and service fee basis and with other forms of compensation. During the first Policy Year, agent commissions will not be more than 91% of the premiums paid up to a target amount (used only to determine commission payments) and 2% of the premiums paid in excess of that amount. Agent commissions will not be more than 2% of premiums paid for Policy Year 2 through 10 and for years 11 and later, 0% of the premiums paid. However, for each premium received within 10 years following an increase in Face Amount, agent commissions on the premium paid up to the target amount for the increase in each year will be calculated using the commission rates for the corresponding Policy Year. Agents may also receive annual renewal compensation of up to 0.25% of the unloaned Policy Account Value, depending upon the circumstances. The annual renewal compensation will be computed on the Policy Anniversary beginning at the end of the second Policy Year. Agents may also receive expense allowances or bonuses. The agent may be required to return the first year commission less the deferred sales charge imposed if a Policy is not continued through the first Policy Year.

                                 POLICY REPORTS

     At least once each Policy Year a statement will be sent to the Owner describing the status of the Policy, including setting forth the Face Amount, the current Death Benefit, any Policy loans and accrued interest, the current Policy Account Value, the Guaranteed Account Value, the Loan Account Value, the value in each Subaccount, premiums paid since the last report, charges deducted since the last report, any partial withdrawals since the last report, and the current Net Cash Surrender Value. At the present time, PLACA plans to send these Policy Statements on a quarterly basis. In addition, a statement will be sent to an Owner showing the status of the Policy following the transfer of amounts from one Subaccount to another (excluding automatic rebalancing of Policy Account Value), the taking a loan, a repayment of a loan, a partial withdrawal and the payment of any premiums (excluding those paid by bank draft or otherwise under the Automatic Payment Plan). An Owner may request that a similar report be prepared at other times. PLACA may charge a reasonable fee for such requested reports and may limit the scope and frequency of such requested reports.

     An Owner will be sent a semi-annual report containing the financial statements of each Portfolio in which he or she is invested.

                            PREPARING FOR YEAR 2000

     Like all financial services providers, Provident Mutual Life Insurance Company and its affiliates (collectively "Provident Mutual") utilize systems that may be affected by Year 2000 transition issues and they rely on service providers, including banks, custodians, administrators, and investment managers that also may be affected. Provident Mutual have developed, and are in the process of implementing, a Year 2000 transition plan, and are confirming that its service providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on Provident Mutual. However, as of the date of this prospectus, it is not anticipated that Owners will experience negative effects on their investment, or on the services provided in connection therewith, as a result of Year 2000 transition implementation. Provident Mutual currently anticipate that their systems will be Year 2000 compliant on or about January 1, 1999 but there can be no assurance that Provident Mutual will be successful, or that interaction with other service providers will not impair Provident Mutual's services at that time.

                                STATE REGULATION

     PLACA is subject to regulation and supervision by the Insurance Department of the State of Delaware which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. A copy of the Policy form has been filed with, and where required approved by, insurance officials in each jurisdiction where the Policies are sold. PLACA is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

                               LEGAL PROCEEDINGS

     PMLIC and its subsidiaries, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, PMLIC and PLACA believe that as of the date of this Prospectus there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account, PLACA or PMLIC.

                                    EXPERTS

     The Financial Statements listed on Page F-1, have been included in this Prospectus, in reliance on the reports of Pricewaterhousecoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     Actuarial matters included in the Prospectus have been examined by Scott V. Carney, FSA, MAAA, Vice President and Actuary of PMLIC, as stated in his opinion filed as an exhibit to the Registration Statement.

                                 LEGAL MATTERS

     Sutherland Asbill & Brennan LLP, of Washington, D.C. has provided advice relating to certain aspects of federal securities law applicable to the issue and sale of the Policies. Adam Scaramella, Esq., Counsel of Provident Mutual Life Insurance Company, has provided advice on certain matters relating to the laws of Delaware regarding the Policies and PLACA's issuance of the Policies.

                                  DEFINITIONS

ADDITIONAL SURRENDER CHARGE...   The separately determined deferred
                                 administrative charge and deferred sales charge deducted from the Policy Account Value upon surrender or lapse of the Policy within 12 years of the effective date of an increase in Face Amount. A pro-rata Additional Surrender
                                 Charge will be deducted for a reduction in Face
                                 Amount within 12 years of the effective date of a Face Amount increase. The Maximum Additional
                                 Surrender Charge will be shown in the Policy
                                 Schedule Pages reflecting the Face Amount increase.

ATTAINED AGE..................   The Issue Age of the Insured plus the number of
                                 full Policy Years since the Policy Date.

BENEFICIARY...................   The person(s) or entity(ies) designated to
                                 receive all or some of the Insurance Proceeds when the Insured dies. The Beneficiary is designated in the application or if subsequently changed, as shown in the latest change filed with PLACA. If no Beneficiary survives and unless otherwise provided, the Insured's estate will be the Beneficiary.

CASH SURRENDER VALUE..........   The Policy Account Value minus any applicable
                                 Surrender Charge or Additional Surrender
                                 Charge.

DEATH BENEFIT.................   Under Option A, the greater of the Face Amount
                                 or a percentage of the Policy Account Value on the date of death; under Option B, the greater of the Face Amount plus the Policy Account
                                 Value on the date of death, or a percentage of the Policy Account Value on the date of death.
                                 The Death Benefit Option is selected at time of application but may be later changed.

DURATION......................   The number of full years the insurance has been
                                 in force -- for the Initial Face Amount, measured from the Policy Date; for any increase in Face Amount, measured from the effective date of such increase.

EXPENSE CREDIT................   An amount that is added to the Policy value in
                                 the Subaccounts on any Policy processing day after the Policy has been in force for at least
                                 15 years or when the Policy Account Value equals or exceeds $100,000.

FACE AMOUNT...................   The Initial Face Amount plus any increases in
                                 Face Amount and minus any decreases in Face
                                 Amount.

FINAL POLICY DATE.............   The Policy Anniversary nearest Insured's
                                 Attained Age 100 at which time the Policy
                                 Account Value, if any, (less any outstanding
                                 Policy loan and accrued interest) will be paid to the Owner if the Insured is living. The
                                 Policy will end on the Final Policy Date.

GRACE PERIOD..................   The 61-day period allowed for payment of a
                                 premium following the date PLACA mails notice of the amount required to keep the Policy in force.

GUIDELINE ANNUAL PREMIUM......   The "guideline annual premium" as defined in
                                 applicable regulations under the 1940 Act. It is approximately equal to the amount of premium that would be required on an annual basis to keep the Policy in force if the Policy had a mandatory fixed premium schedule assuming (among other things) a 5% net investment return.

INITIAL FACE AMOUNT...........   The Face Amount of the Policy on the Issue
                                 Date. The Face Amount may be increased or decreased after issue.

INSURANCE PROCEEDS............   The net amount to be paid to the Beneficiary
                                 when the Insured dies.

INSURED.......................   The person upon whose life the Policy is
                                 issued.

ISSUE AGE.....................   The age of the Insured at his or her birthday
                                 nearest the Policy Date. The Issue Age is stated in the Policy.

LOAN ACCOUNT..................   The account to which the collateral for the
                                 amount of any Policy loan is transferred from the Subaccounts and/or the Guaranteed Account.

MINIMUM ANNUAL PREMIUM........   The annual amount which is used to determine
                                 the Minimum Guarantee Premium. This amount is stated in each Policy.

MINIMUM FACE AMOUNT...........   The Minimum Face Amount is $50,000 for all
                                 Premium Classes except preferred. For the preferred Premium Class, the Minimum Face
                                 Amount is $100,000.

MINIMUM GUARANTEE PREMIUM.....   The Minimum Annual Premium multiplied by the
                                 number of months since the Policy Date
                                 (including the current month) divided by 12.

MINIMUM INITIAL PREMIUM.......   Equal to the Minimum Annual Premium multiplied
                                 by the following factor for the specified premium mode at issue: Annual -- 1.0;
                                 Semi-annual -- 0.5; Quarterly -- 0.25;
                                 Monthly -- 0.167.

MONTHLY DEDUCTIONS............   The amount deducted from the Policy Account
                                 Value on each Policy Processing Day. It
                                 includes the Monthly Administrative Charge, the Monthly Cost of Insurance Charge, and the monthly cost of any benefits provided by riders.

NET AMOUNT AT RISK............   The amount by which the Death Benefit exceeds
                                 the Policy Account Value.

NET CASH SURRENDER VALUE......   The Cash Surrender Value minus any outstanding
                                 Policy loans and accrued interest.

NET PREMIUMS..................   The remainder of a premium after the deduction
                                 of the Premium Expense Charge.

OWNER.........................   The person(s) or entity(ies) entitled to
                                 exercise the rights granted in the Policy.

PLANNED PERIODIC PREMIUM......   The premium amount which the Owner plans to pay
                                 at the frequency selected. The Owner is
                                 entitled to receive a reminder notice and change the amount of the Planned Periodic
                                 Premium. The Owner is not required to pay the designated amount.

POLICY ACCOUNT VALUE..........   The sum of the Policy's values in the
                                 Subaccounts, the Guaranteed Account, and the Loan Account.

POLICY ANNIVERSARY............   The same day and month as the Policy Date in
                                 each later year.

POLICY DATE...................   The date set forth in the Policy that is used
                                 to determine Policy Years and Policy Processing
                                 Days. The Policy Date is generally the
                                 same as the Issue Date but may be another date mutually agreed upon by PLACA and the proposed
                                 Insured.

POLICY ISSUE DATE.............   The date on which the Policy is issued. It is
                                 used to measure suicide and contestable
                                 periods.

POLICY PROCESSING DAY.........   The day in each calendar month which is the
                                 same day of the month as the Policy Date. The first Policy Processing Day is the Policy Date.

POLICY YEAR...................   A year that starts on the Policy Date or on a
                                 Policy Anniversary.

PREMIUM CLASS.................   The classification of the Insured for cost of
                                 insurance purposes. The classes are: standard;
                                 nonsmoker; with extra rating, nonsmoker with extra rating, and preferred.

PREMIUM EXPENSE CHARGE........   The amount deducted from a premium payment
                                 which consists of the Premium Tax Charge and the Percent of Premium Charge.

SUBACCOUNT....................   A division of the Providentmutual Variable Life
                                 Separate Account. The assets of each Subaccount are invested exclusively in a corresponding mutual fund Portfolio that is part of one of the Funds.

SURRENDER CHARGE..............   The amount deducted from the Policy Account
                                 Value upon lapse or surrender of the Policy during the first 12 Policy Years. A pro-rata
                                 Surrender Charge will be deducted upon a decrease in the Initial Face Amount during the first 12 Policy Years. The Maximum Surrender
                                 Charge is shown in the Policy. The Surrender
                                 Charge is determined separately from the Additional Surrender Charge.

TARGET PREMIUM................   An amount of premium payments, computed
                                 separately for each increment of Face Amount, used to compute Surrender Charges and Additional Surrender Charges.

VALUATION DAY.................   Each day that the New York Stock Exchange is
                                 open for business and any other day on which there is a sufficient degree of trading with respect to a Subaccount's portfolio of securities to materially affect the value of that Subaccount.

VALUATION PERIOD..............   The time between two successive Valuation Days.
                                 Each Valuation Period includes a Valuation Day and any non-Valuation Day or consecutive non-Valuation Days immediately preceding it.

                                                                      APPENDIX A

             ILLUSTRATION OF DEATH BENEFITS, POLICY ACCOUNT VALUES
                         AND NET CASH SURRENDER VALUES

     The following tables illustrate how the Death Benefits, Policy Account Values and Net Cash Surrender Values of a Policy may change with the investment experience of the Subaccounts. The tables show how the Death Benefits, Policy Account Values and Net Cash Surrender Values of a Policy issued to an Insured of a given age and sex would vary over time if the investment return on the assets held in each Portfolio of the Fund and Trust were a uniform, gross, annual rate of 0%, 6% and 12%.

     The tables on pages A-3 to A-8 illustrate a Policy issued to a male Insured, Age 40 in the Preferred Premium Class with a Face Amount of $100,000 and a Planned Periodic Premium of $1,000 paid at the beginning of each Policy Year. The Death Benefits, Policy Account Values and Net Cash Surrender Values would be lower if the Insured was in a nonsmoker or smoker class or a class with extra ratings since the cost of insurance charges would increase. Also, the values would be different from those shown if the gross annual investment returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years.

     The second column of the tables show the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 5% compounded annually. The columns shown under the heading "Guaranteed" assume that throughout the life of the policy, the monthly charge for cost of insurance is based on the maximum level permitted under the Policy (based on the 1980 CSO Smoker/Nonsmoker Table), a Premium Expense Charge of 5%, maximum monthly administrative fee of $12 and a daily charge for mortality and expense risks equivalent to an annual rate of 0.90% with the additional Subaccount credit of 0.03% per month after the Policy is in force for 15 years or the sum of the values in the Subaccount and Guaranteed Account equal or exceed $100,000; the columns under the heading "Current" assume that throughout the life of the policy, the monthly charge for cost of insurance is based on the current cost of insurance rate, a Premium Expense Charge of 3.5%, current monthly administrative fee of $7.50 and a daily charge for mortality and expense risks equivalent to an annual rate of 0.75% with the additional Subaccount credit of 0.03% per month after the Policy is in force for 15 years or the sum of the values in the Subaccount and Guaranteed Account equal or exceed $100,000.

     The amounts shown in all tables reflect an averaging of certain other asset charges described below that may be assessed under the Policy, depending upon how premiums are allocated. The total of the asset charges reflected in the Current and Guaranteed illustrations, including the Mortality and Expense Risk Charge listed above, is 1.58% and 1.73%, respectively. This total charge is based on an assumption that an Owner allocates the Policy values equally among each Subaccount of the Variable Account.

     These asset charges reflect an investment advisory fee of 0.67% which represents an average of the fees incurred by the Portfolios during the most recent fiscal year and expenses of 0.16% which is based on an average of the actual expenses incurred by the Portfolios during the most recent fiscal year. For all of the Portfolios, the annual expenses used in the illustrations are net of certain reimbursements that may or may not continue.

     Currently there is an expense reimbursement agreement between PMLIC and MS Fund pursuant to which PMLIC reimburses MS Fund expenses, excluding investment advisory fees, in excess of 0.40% for all Portfolios except the International Portfolio and 0.75% for the International Portfolio. There was no reimbursement in 1997. The Fund expenses, excluding advisory fees, during 1997 were 0.11% for the Growth Portfolio, 0.14% for the Money Market Portfolio, 0.22% for the Bond Portfolio, 0.17% for the Managed Portfolio, 0.18% for the Aggressive Growth Portfolio and 0.27% for the International Portfolio. It is anticipated that this agreement will continue past the current year. If it does not continue, Fund expenses may increase.

     Absent reimbursements, the investment advisory fees and other expenses during the most recent fiscal year for the portfolios were:

          VIP Fund Equity Income Portfolio 0.58%, VIP Fund Growth Portfolio 0.69%, VIP Fund Overseas Portfolio 0.91%, VIP Fund II Asset Manager Portfolio 0.65%, VIP Fund II Index 500 Portfolio 0.40%, VIP Fund II Contrafund Portfolio 0.71% and Van Eck Worldwide Hard Assets Portfolio 1.18%.

     The tables also reflect the fact that no charges for Federal or state income taxes are currently made against the Subaccounts. If such a charge is made in the future, it would take a higher gross annual rate of return to produce the same Policy values.

     The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid and allocated as indicated, no amounts are allocated to the Guaranteed Account, and no Policy loans are made. The tables are also based on the assumption that the Owner has not requested an increase or decrease in the Face Amount, that no partial withdrawals have been made and no transfers have been made in any Policy Year.

     Upon request, PLACA will provide a comparable illustration of future benefits under the Policy based upon the proposed Insured's Age and Premium Class, the Death Benefit Option, Face Amount, Planned Periodic Premiums and riders requested. PLACA reserves the right to charge a reasonable fee for this service to persons who request more than one policy illustration during a Policy year.

     PROVIDENTMUTUAL -- FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

 $100,000 FACE AMOUNT   MALE INSURED ISSUE AGE 40 PREFERRED
DEATH BENEFIT OPTION A      ANNUAL PREMIUM       $1,000

              ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%

                                GUARANTEED*                      CURRENT**
          PREMIUMS     -----------------------------   -----------------------------
END OF   ACCUMULATED   POLICY    NET CASH              POLICY    NET CASH
POLICY   AT 5% INT.    ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
 YEAR     PER YEAR      VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
------   -----------   -------   ---------   -------   -------   ---------   -------
   1        1,050         358          0     100,000      621          0     100,000
   2        2,153         900          0     100,000    1,275         85     100,000
   3        3,310       1,417         52     100,000    1,903        538     100,000
   4        4,526       1,907        542     100,000    2,501      1,136     100,000
   5        5,802       2,368      1,003     100,000    3,070      1,705     100,000
   6        7,142       2,800      1,435     100,000    3,606      2,241     100,000
   7        8,549       3,199      2,029     100,000    4,117      2,947     100,000
   8       10,027       3,565      2,590     100,000    4,600      3,625     100,000
   9       11,578       3,897      3,117     100,000    5,056      4,276     100,000
  10       13,207       4,191      3,606     100,000    5,481      4,896     100,000
  11       14,917       4,446      4,056     100,000    5,878      5,488     100,000
  12       16,713       4,657      4,462     100,000    6,239      6,044     100,000
  13       18,599       4,817      4,817     100,000    6,564      6,564     100,000
  14       20,579       4,922      4,922     100,000    6,848      6,848     100,000
  15       22,657       4,964      4,964     100,000    7,086      7,086     100,000
  16       24,840       4,956      4,956     100,000    7,419      7,419     100,000
  17       27,132       4,871      4,871     100,000    7,718      7,718     100,000
  18       29,539       4,706      4,706     100,000    7,984      7,984     100,000
  19       32,066       4,454      4,454     100,000    8,217      8,217     100,000
  20       34,719       4,103      4,103     100,000    8,414      8,414     100,000
  25       50,113         344        344     100,000    8,787      8,787     100,000
  30       69,761           0          0           0    7,568      7,568     100,000

---------------
 * These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

     The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

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

     PROVIDENTMUTUAL -- FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

 $100,000 FACE AMOUNT   MALE INSURED ISSUE AGE 40 PREFERRED
DEATH BENEFIT OPTION B      ANNUAL PREMIUM       $1,000

              ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%

                                GUARANTEED*                      CURRENT**
          PREMIUMS     -----------------------------   -----------------------------
END OF   ACCUMULATED   POLICY    NET CASH              POLICY    NET CASH
POLICY   AT 5% INT.    ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
 YEAR     PER YEAR      VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
------   -----------   -------   ---------   -------   -------   ---------   -------
   1        1,050         356          0     100,356      620          0     100,620
   2        2,153         896          0     100,896    1,271         81     101,271
   3        3,310       1,409         44     101,409    1,894        529     101,894
   4        4,526       1,892        527     101,892    2,486      1,121     102,486
   5        5,802       2,346        981     102,346    3,047      1,682     103,047
   6        7,142       2,768      1,403     102,768    3,572      2,207     103,572
   7        8,549       3,155      1,985     103,155    4,070      2,900     104,070
   8       10,027       3,507      2,532     103,507    4,538      3,563     104,538
   9       11,578       3,822      3,042     103,822    4,976      4,196     104,976
  10       13,207       4,097      3,512     104,097    5,381      4,796     105,381
  11       14,917       4,331      3,941     104,331    5,754      5,364     105,754
  12       16,713       4,517      4,322     104,517    6,090      5,895     106,090
  13       18,599       4,649      4,649     104,649    6,384      6,384     106,384
  14       20,579       4,723      4,723     104,723    6,634      6,634     106,634
  15       22,657       4,730      4,730     104,730    6,835      6,835     106,835
  16       24,840       4,683      4,683     104,683    7,133      7,133     107,133
  17       27,132       4,556      4,556     104,556    7,394      7,394     107,394
  18       29,539       4,345      4,345     104,345    7,618      7,618     107,618
  19       32,066       4,045      4,045     104,045    7,805      7,805     107,805
  20       34,719       3,645      3,645     103,645    7,953      7,953     107,953
  25       50,113           0          0           0    8,015      8,015     108,015
  30       69,761           0          0           0    6,366      6,366     106,366

---------------
 * These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

     The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

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

     PROVIDENTMUTUAL -- FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

 $100,000 FACE AMOUNT   MALE INSURED ISSUE AGE 40 PREFERRED
DEATH BENEFIT OPTION A      ANNUAL PREMIUM       $1,000

              ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6%

                                GUARANTEED*                      CURRENT**
          PREMIUMS     -----------------------------   -----------------------------
END OF   ACCUMULATED   POLICY    NET CASH              POLICY    NET CASH
POLICY   AT 5% INT.    ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
 YEAR     PER YEAR      VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
------   -----------   -------   ---------   -------   -------   ---------   -------
   1        1,050         395          0     100,000      668          0     100,000
   2        2,153       1,004          0     100,000    1,408        218     100,000
   3        3,310       1,622        257     100,000    2,165        800     100,000
   4        4,526       2,247        882     100,000    2,934      1,569     100,000
   5        5,802       2,879      1,514     100,000    3,717      2,352     100,000
   6        7,142       3,514      2,149     100,000    4,510      3,145     100,000
   7        8,549       4,151      2,981     100,000    5,321      4,151     100,000
   8       10,027       4,790      3,815     100,000    6,148      5,173     100,000
   9       11,578       5,427      4,647     100,000    6,992      6,212     100,000
  10       13,207       6,060      5,475     100,000    7,851      7,266     100,000
  11       14,917       6,688      6,298     100,000    8,726      8,336     100,000
  12       16,713       7,302      7,107     100,000    9,613      9,418     100,000
  13       18,599       7,898      7,898     100,000   10,509     10,509     100,000
  14       20,579       8,469      8,469     100,000   11,413     11,413     100,000
  15       22,657       9,006      9,006     100,000   12,319     12,319     100,000
  16       24,840       9,538      9,538     100,000   13,385     13,385     100,000
  17       27,132      10,023     10,023     100,000   14,476     14,476     100,000
  18       29,539      10,456     10,456     100,000   15,596     15,596     100,000
  19       32,066      10,828     10,828     100,000   16,745     16,745     100,000
  20       34,719      11,125     11,125     100,000   17,924     17,924     100,000
  25       50,113      10,859     10,859     100,000   24,267     24,267     100,000
  30       69,761       5,008      5,008     100,000   31,133     31,133     100,000

---------------
 * These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

     The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

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

     PROVIDENTMUTUAL -- FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

 $100,000 FACE AMOUNT   MALE INSURED ISSUE AGE 40 PREFERRED
DEATH BENEFIT OPTION B      ANNUAL PREMIUM       $1,000

              ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6%

                                GUARANTEED*                      CURRENT**
          PREMIUMS     -----------------------------   -----------------------------
END OF   ACCUMULATED   POLICY    NET CASH              POLICY    NET CASH
POLICY   AT 5% INT.    ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
 YEAR     PER YEAR      VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
------   -----------   -------   ---------   -------   -------   ---------   -------
   1        1,050         394          0     100,394      666          0     100,666
   2        2,153       1,000          0     101,000    1,404        214     101,404
   3        3,310       1,613        248     101,613    2,155        790     102,155
   4        4,526       2,230        865     102,230    2,916      1,551     102,916
   5        5,802       2,851      1,486     102,851    3,688      2,323     103,688
   6        7,142       3,473      2,108     103,473    4,466      3,101     104,466
   7        8,549       4,093      2,923     104,093    5,258      4,088     105,258
   8       10,027       4,709      3,734     104,709    6,061      5,086     106,061
   9       11,578       5,319      4,539     105,319    6,876      6,096     106,876
  10       13,207       5,919      5,334     105,919    7,699      7,114     107,699
  11       14,917       6,506      6,116     106,506    8,531      8,141     108,531
  12       16,713       7,072      6,877     107,072    9,367      9,172     109,367
  13       18,599       7,610      7,610     107,610   10,201     10,201     110,201
  14       20,579       8,112      8,112     108,112   11,031     11,031     111,031
  15       22,657       8,568      8,568     108,568   11,850     11,850     111,850
  16       24,840       9,001      9,001     109,001   12,828     12,828     112,828
  17       27,132       9,371      9,371     109,371   13,817     13,817     113,817
  18       29,539       9,670      9,670     109,670   14,817     14,817     114,817
  19       32,066       9,888      9,888     109,888   15,830     15,830     115,830
  20       34,719      10,007     10,007     110,007   16,852     16,852     116,852
  25       50,113       8,440      8,440     108,440   22,004     22,004     122,004
  30       69,761         681        681     100,681   26,536     26,536     126,536

---------------
 * These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

     The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

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

     PROVIDENTMUTUAL -- FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

 $100,000 FACE AMOUNT   MALE INSURED ISSUE AGE 40 PREFERRED
DEATH BENEFIT OPTION A      ANNUAL PREMIUM       $1,000

             ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 12%

                                GUARANTEED*                      CURRENT**
          PREMIUMS     -----------------------------   -----------------------------
END OF   ACCUMULATED   POLICY    NET CASH              POLICY    NET CASH
POLICY   AT 5% INT.    ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
 YEAR     PER YEAR      VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
------   -----------   -------   ---------   -------   -------   ---------   -------
   1        1,050         433          0     100,000       714          0    100,000
   2        2,153       1,113          0     100,000     1,547        357    100,000
   3        3,310       1,845        481     100,000     2,449      1,084    100,000
   4        4,526       2,632      1,267     100,000     3,423      2,058    100,000
   5        5,802       3,478      2,113     100,000     4,477      3,112    100,000
   6        7,142       4,388      3,023     100,000     5,616      4,251    100,000
   7        8,549       5,365      4,195     100,000     6,855      5,685    100,000
   8       10,027       6,416      5,441     100,000     8,204      7,229    100,000
   9       11,578       7,547      6,767     100,000     9,674      8,894    100,000
  10       13,207       8,763      8,178     100,000    11,276     10,691    100,000
  11       14,917      10,072      9,682     100,000    13,024     12,634    100,000
  12       16,713      11,479     11,284     100,000    14,930     14,735    100,000
  13       18,599      12,989     12,989     100,000    17,008     17,008    100,000
  14       20,579      14,608     14,608     100,000    19,275     19,275    100,000
  15       22,657      16,344     16,344     100,000    21,748     21,748    100,000
  16       24,840      18,271     18,271     100,000    24,640     24,640    100,000
  17       27,132      20,347     20,347     100,000    27,827     27,827    100,000
  18       29,539      22,588     22,588     100,000    31,347     31,347    100,000
  19       32,066      25,013     25,013     100,000    35,238     35,238    100,000
  20       34,719      27,638     27,638     100,000    39,543     39,543    100,000
  25       50,113      44,584     44,584     100,000    69,224     69,224    100,000
  30       69,761      71,720     71,720     100,000   119,317    119,317    138,408

---------------
 * These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

     The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

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

     PROVIDENTMUTUAL -- FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE

 $100,000 FACE AMOUNT   MALE INSURED ISSUE AGE 40 PREFERRED
DEATH BENEFIT OPTION B      ANNUAL PREMIUM       $1,000

             ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 12%

                                GUARANTEED*                      CURRENT**
          PREMIUMS     -----------------------------   -----------------------------
END OF   ACCUMULATED   POLICY    NET CASH              POLICY    NET CASH
POLICY   AT 5% INT.    ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
 YEAR     PER YEAR      VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
------   -----------   -------   ---------   -------   -------   ---------   -------
   1        1,050         431          0     100,431       713          0    100,713
   2        2,153       1,108          0     101,108     1,542        352    101,542
   3        3,310       1,834        469     101,834     2,438      1,073    102,438
   4        4,526       2,612      1,247     102,612     3,402      2,037    103,402
   5        5,802       3,445      2,080     103,445     4,441      3,076    104,441
   6        7,142       4,335      2,970     104,335     5,560      4,195    105,560
   7        8,549       5,287      4,117     105,287     6,772      5,602    106,772
   8       10,027       6,304      5,329     106,304     8,084      7,109    108,084
   9       11,578       7,391      6,611     107,391     9,507      8,727    109,507
  10       13,207       8,550      7,965     108,550    11,047     10,462    111,047
  11       14,917       9,787      9,397     109,787    12,718     12,328    112,718
  12       16,713      11,102     10,907     111,102    14,526     14,331    114,526
  13       18,599      12,495     12,495     112,495    16,481     16,481    116,481
  14       20,579      13,969     13,969     113,969    18,594     18,594    118,594
  15       22,657      15,521     15,521     115,521    20,874     20,874    120,874
  16       24,840      17,216     17,216     117,216    23,552     23,552    123,552
  17       27,132      19,002     19,002     119,002    26,478     26,478    126,478
  18       29,539      20,885     20,885     120,885    29,680     29,680    129,680
  19       32,066      22,865     22,865     122,865    33,185     33,185    133,185
  20       34,719      24,943     24,943     124,943    37,024     37,024    137,024
  25       50,113      36,579     36,579     136,579    62,466     62,466    162,466
  30       69,761      49,052     49,052     149,052   102,393    102,393    202,393

---------------
 * These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

** These values reflect investment results using current cost of insurance rates, mortality and expense risk, premium expense and administrative charges.

     The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

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

                                   APPENDIX B

                            LONG TERM MARKET TRENDS

     The information below is a record of the compound annual returns of common stocks, high-grade corporate bonds and 30-day U.S. Treasury bills over 20 year holding periods.* The compound annual returns assume the reinvestment of dividends, capital gains and interest. This is an historical record and is not intended as a projection of future performance. Charges associated with a variable life policy are not reflected.

     The data indicates that, historically, the investment performance of common stocks over long periods of time has been positive and has generally been superior to that of long-term, high-grade debt securities. Common stocks have, however, been subject to more dramatic market adjustments over short periods of time. To the extent that cash value is allocated to separate accounts which invest in common stocks, these trends indicate the potential advantages of holding a variable life insurance policy for a long period of time.

     The following chart illustrates the compound annual returns of the S&P 500 Composite Stock Price Index for each of the 20-year periods shown. These returns are compared to the compound annual returns of high-grade corporate bonds and U.S. Treasury bills for the same periods. (The 20-year periods selected for the chart begin in 1938 and have ending periods at five year intervals.)

        Measurement Period
      (Fiscal Year Covered)              Stocks               Bonds         U.S. Treasury Bills
1957                                      12.98                2.52                 0.91
1962                                      15.25                2.48                 1.50
1967                                      14.63                2.01                 2.38
1972                                      11.67                2.95                 3.39
1977                                       8.12                3.99                 4.44
1982                                       8.30                4.47                 6.51
1987                                       9.27                7.88                 7.44
1992                                      11.33                9.54                 7.70
1997                                      16.65               10.29                 7.29

---------------
* Sources: Common stock returns-Standard & Poor's 500 Composite Stock Price Index. Corporate bond returns -- Salomon Brothers Long Term High Grade Corporate Bond Index, and U.S. Treasury Bill returns -- C.R.S.P. U.S. Government Bond File through 1976 and The Wall Street Journal thereafter. All data from: (C)Ibbotson, Roger G., and Rex A. Sinquefield, Stocks, Bonds, Bills and Inflation (SBBI), 1982, updated in Stocks, Bonds, Bills and Inflation 1998 Yearbook(TM), Ibbotson Associates, Inc., Chicago. All rights reserved.

     Over the 53 20-year time periods beginning in 1926 and ending in 1997 (i.e. 1926-1945, 1927-1946, and so on through 1978-1997):

     -- The compound annual return of common stocks was superior to that of high-grade, long-term corporate bonds in 50 of the 53 periods.

     -- The compound annual return of common stocks surpassed that of U.S.
        Treasury bills in each of the 53 periods.

     -- Common stock compound annual returns exceeded the average annual rate of inflation in each of the 53 periods.

     Over the 43 30-year time periods beginning in 1926 and ending in 1997, the compound annual return of common stocks was superior to that of high-grade, long-term corporate bonds, U.S. Treasury bills and inflation in all 43 periods.

     From 1926 through 1997 the compound annual return for common stocks was 11.0%, compared to 5.7% for high-grade, long-term corporate bonds, 5.2% for Long-Term Government Bonds, 3.8% for U.S. Treasury bills and 3.1% for the Consumer Price Index.
                            ------------------------

       SUMMARY TABLE: HISTORIC S&P 500 COMPOSITE STOCK INDEX RESULTS FOR
                            SPECIFIC HOLDING PERIODS

     The following chart categorizes the historical results of the Standard & Poor's 500 Composite Stock Index, with dividends reinvested, over one-year, five-year, ten-year and twenty-year periods beginning in 1926 and ending in 1997.

     The chart shows that historically, the longer that a portfolio matching the S&P 500 Composite Stock Index was held, the less likely was the chance of a loss. Conversely, the shorter the holding period of such a portfolio, the more likely was the chance of a loss. The chart also shows that shorter term results tend to be more extreme than longer term results.

     THE CHART IS NOT A PROJECTION OR REPRESENTATION OF FUTURE STOCK MARKET RESULTS. IT CANNOT BE TAKEN AS REPRESENTATIVE OF THE PERFORMANCE OF ANY ONE SEPARATE ACCOUNT. Rather it shows the historic performance of a broad index of stocks over arbitrarily selected time periods.

             PERCENT OF HOLDING PERIODS WITH THE FOLLOWING RETURNS:

                                                                                                      GREATER
                                                                                                       THAN
           HOLDING              NEGATIVE    0.5.00%    5.01-10.00%    10.01-15.00%    15.01-20.00%    20.00%
            PERIOD               RETURN     RETURN       RETURN          RETURN          RETURN       RETURN
            ------              --------    -------    -----------    ------------    ------------    ------
 1 year                           27.8%       4.2%        11.1%            6.9%           11.1%        38.9%
 5 years                          10.3%      14.7%        14.7%           32.4%           17.6%        10.3%
10 years                           3.2%      11.1%        34.9%           22.2%           27.0%         1.6%
20 years                           0.0%       5.8%        32.1%           54.7%            7.5%         0.0%

---------------
Source: All basic data from: (C)Ibbotson, Roger G., and Rex A. Sinquefield, Stocks, Bonds, Bills and Inflation (SBBI), 1982, updated in Stocks, Bonds, Bills and Inflation 1998 Yearbook(TM), Ibbotson Associates, Inc., Chicago. All rights reserved.

                     TREASURY BILLS ADJUSTED FOR INFLATION

     The data below show the annual rate of return over 20-year holding periods of U.S. Treasury Bills after adjusting for inflation as measured by the Urban Consumer Price Index. This annual rate, as adjusted, is also called the real interest rate and is represented as the real interest rate in the chart below. U.S. Treasury Bills are considered to be one of the safest kinds of investments, as they are backed by the U.S. government. However, the highest inflation-adjusted return of U.S. Treasury Bills over the historic 20-year periods presented below has been modest.

                     Measurement Period                        Treasury Bills Adjusted for
                   (Fiscal Year Covered)                                Inflation
1957                                                                      -2.45
1962                                                                      -1.44
1967                                                                       0.50
1972                                                                       1.02
1977                                                                       0.44
1982                                                                       0.47
1987                                                                       1.07
1992                                                                       1.40
1997                                                                       2.29

Selected 20-year periods ending on year shown above.
---------------
Source: All basic data from: (C)Ibbotson, Roger G., and Rex A. Sinquefield, Stocks, Bonds, Bills and Inflation (SBBI), 1982, updated in Stocks, Bonds, Bills and Inflation 1998 Yearbook(TM), Ibbotson Associates, Inc., Chicago. All rights reserved.
                          ---------------------------

                 THE "DOLLAR COST AVERAGING" INVESTMENT METHOD

     As the Compound Annual Returns graph indicates, the investment performance of many common stocks has generally been positive over certain relatively long periods. Common stocks have, however, also been subject to market declines, often dramatic ones, and general volatility of prices over shorter time periods. The price fluctuations of common stocks has historically been greater than that of high-grade debt securities.

     The relative volatility of common stock prices as compared with prices of high-grade debt instruments offers both advantages and disadvantages to investors. Unfortunately, many investors who otherwise might be interested in common stocks see only the disadvantages and not the advantages of stock price fluctuation. The primary disadvantage, of course, is that price declines can be prolonged and substantial, and when this occurs, investors cannot liquidate their investments without realizing losses. Price declines, however, also offer investors important opportunities.

     Opportunity arises from the fact that investors can purchase more common stock for the same amount of money than they would before prices declined. Investors may take advantage of this if they remain willing to continue investing in both rising and falling markets. The dollar cost averaging method of investing demonstrates this.

     In this method of investing:

     - Relatively constant dollar amounts are invested at regular intervals (monthly, quarterly, or annually).

     - Stock market fluctuations, especially the savings on purchases from price declines, are exploited for the investor's benefit.

                        HOW DOLLAR COST AVERAGING WORKS

 INVESTMENTS AT     COMMON STOCK    SHARES
REGULAR INTERVALS   MARKET PRICE   PURCHASED
-----------------   ------------   ---------
      $150              $20              7.5
       150               15             10.0
       150               10             15.0
       150                5             30.0
       150               10             15.0
       150               15             10.0
      ----                         ---------
      $900                              87.5

Total Value of 87.5 shares @ 15/share                $1,312.50
Less Investment made                                   (900.00)
                                                     ---------
Gain/Profit                                          $  412.50

     Though the market price has not returned to the initial high of $20 per share, dollar cost averaging has permitted the investor to purchase more shares at a savings and thus realize a significant gain. Obviously, the dollar cost averaging method only works if the investor continues to invest relatively constant amounts over a long period of time.

     This plan of investing does not assure a profit or protect against a loss in declining markets; it does allow investors to take advantage of market fluctuations. Since the success of this strategy is dependent on systematic investing, purchasers should consider their ability to sustain their payments through all periods of marketing fluctuations.

     How does the dollar cost averaging method relate to a variable life insurance policy? A policyowner may invest his or her net premiums in a separate account, and, although a Policy's value in the separate accounts is affected by several factors other than investment experience (e.g., cash value charges and charges against the separate account), the dollar cost averaging method can be generally applied to the Policy to the extent that the policyowner pays premiums on a regular basis and he or she allocates net premiums to separate accounts which invest in common stocks in relatively constant amounts.

LOGO
                                                                      PROSPECTUS
--------------------------------------------------------------------------------
           FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
                                   ISSUED BY
              PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA
           HOME OFFICE: 300 CONTINENTAL DRIVE, NEWARK, DELAWARE 19173
    ADMINISTRATIVE OFFICE: 1050 WESTLAKES DRIVE, BERWYN, PENNSYLVANIA 19312
                           TELEPHONE: (302) 452-4000
--------------------------------------------------------------------------------

    This Prospectus describes a flexible premium adjustable variable life insurance policy (the "Policy") offered by Providentmutual Life and Annuity Company of America ("PLACA"). The Policy has an insurance component and an investment component. The primary intended purpose of the Policy is to provide insurance coverage until the Insured's Attained Age 100. It is designed to provide considerable flexibility in connection with premium payments, investment options, and death benefits. It does so by giving the Policyowner (the "Owner") the right to vary the frequency and amount of premium payments (after the initial premium), to allocate Net Premiums among investment alternatives with different investment objectives and to increase or decrease the Death Benefit payable under the Policy.

    After certain deductions are made, Net Premiums are allocated to one or more Subaccounts of the Providentmutual Variable Life Separate Account, or the Guaranteed Account (which is part of PLACA's General Account and pays interest at declared rates guaranteed to equal or exceed 4%) or both. The Providentmutual Variable Life Separate Account has twenty-eight Subaccounts, the assets of which are used to purchase shares of a designated corresponding mutual fund portfolio (each, a "Portfolio") that is part of one of the following funds: The Market Street Fund, Inc.; The Alger American Fund; Neuberger & Berman Advisers Management Trust; American Century Variable Portfolio, Inc.; Variable Insurance Products Fund; Variable Insurance Products Fund II; and Van Eck Worldwide Insurance Trust (the "Funds"). The portion of the Policy Account Value in the Subaccounts will vary with the investment experience of the corresponding portfolios. The Owner bears the entire investment risk for all amounts allocated to the Subaccounts; there is no guaranteed minimum account value for the Subaccounts.

    The accompanying Prospectuses for the Funds describe the investment objectives and the attendant risks of the Portfolios. The Policy Account Value will reflect the Monthly Deductions and certain other fees and charges such as the Mortality and Expense Risk Charge. Also, a surrender charge may be imposed if, during the first 10 Policy Years or within 10 years after a Face Amount increase, the Policy lapses or if the Owner effects a decrease in Face Amount. Generally, during the first three Policy Years, the Policy will remain in force as long as the Minimum Guarantee Premium is paid or the Net Cash Surrender Value is sufficient to pay certain monthly charges imposed in connection with the Policy. After the third Policy Year, whether the Policy remains in force depends upon whether the Net Cash Surrender Value is sufficient to pay the monthly charges under the Policy.

    It may not be advantageous to purchase a Policy as a replacement for another type of life insurance or as a means to obtain additional protection if the purchaser already owns an adjustable variable life insurance policy.
                            ------------------------

THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY CURRENT PROSPECTUSES FOR THE FUNDS.
                            ------------------------

PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                          Prospectus dated May 1, 1998

                                    PART II
                               OTHER INFORMATION

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

     Article VIII of PLACA's By-Laws provides, in part:

          To the fullest extent permitted by law, the Company shall indemnify any present, former or future Director, officer, or employee of the Company or any person who may serve or has served at its request as officer or Director of another corporation of which the Company is a creditor or stockholder, against the reasonable expenses, including attorney's fees, necessarily incurred in connection with the defense of any action, suit or other proceeding to which any of them is made a party because of service as Director, officer or employee of the Company or such other corporation, or in connection with any appeal therein, and against any amounts paid by such Director, officer or employee in settlement of, or in satisfaction of a judgement or fine in, any such action or proceeding, except expenses incurred in defense of or amounts paid in connection with any action, suit or other proceeding in which such Director, officer or employee shall be adjudged to be liable for negligence or misconduct in the performance of his duty.

     Insofar as indemnification or liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that any claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                         REASONABLENESS REPRESENTATION

     Providentmutual Life and Annuity Company of America hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Providentmutual Life and Annuity Company of America.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

        The facing sheet.

        The Prospectus consisting of   pages.

        The undertaking to file report.

        Rule 484 undertaking.

        Reasonableness Representation.

     The following exhibits:

1.A.1.a.      Resolution of the Board of Directors of Providentmutual Life
              and Annuity Company of America authorizing establishment of the Providentmutual Variable Life Separate Account(4)
1.A.1.b.      Resolution of the Board of Directors of Providentmutual Life
              and Annuity Company of America authorizing additional
              Subaccounts of the Providentmutual Variable Life Separate
              Account(4)
1.A.2.        None
1.A.3.a.i.    Form of Underwriting Agreement among Providentmutual Life
              and Annuity Company of America, PML Securities, Inc. and
              Providentmutual Variable Life Separate Account (To be filed by amendment.)
1.A.3.b.i.    Personal Producing General Agent's Agreement and Supplement
              (To be filed by amendment.)
1.A.3.b.ii.   Personal Producing Agent's Agreement and Supplement (To be
              filed by amendment.)
1.A.3.b.iii.  Producing General Agent's Agreement and Supplement (To be
              filed by amendment.)
1.A.3.c.i.    Personal Producing General Agent's Commission Schedule (To
              be filed by amendment.)
1.A.3.c.ii.   Personal Producing Agent's Commission Schedule (To be filed by amendment.)
1.A.3.c.iii.  Producing General Agent's Commission Schedule (To be filed by amendment.)
1.A.3.c.iv.   Form of Selling Agreement between PML Securities, Inc. and
              Broker/Dealers (To be filed by amendment.)
1.A.4.        Inapplicable
1.A.5.        Individual Flexible Premium Adjustable Variable Life
              Insurance Policy (Form VL101)
1.A.5.a.      Convertible Term Life Rider (PLC308)(4)
1.A.5.b.      Additional Insurance Benefit Rider (               )
1.A.5.c.      Guaranteed Minimum Death Benefit Ride (PLC320)(4)
1.A.5.d.      Children's Term Rider (               )
1.A.5.e.      Extension of Final Policy Date Rider (PLC822)(4)
1.A.5.f.      Change of Insured Rider (PLC905)(4)
1.A.5.g.      Disability Waiver Benefit Rider (PLC907)(4)
1.A.5.h.      Disability Waiver of Premium Benefit Rider (               )
1.A.6.a.      Charter of Providentmutual Life and Annuity Company of
              America(1)
1.A.6.b.      By-Laws of Providentmutual Life and Annuity Company of
              America(1)
1.A.7.        Inapplicable

1.A.8.        Inapplicable
1.A.9.        Inapplicable
1.A.10.       Form of Application
1.A.10.a.     Supplemental Application for Flexible Premium(3)
1.A.10.b.     Initial Allocation Selection(3)
2.            See Exhibits 1.A
3.            Consent of Adam Scaramella, Esquire (To be filed by
              amendment.)
4.            Inapplicable
5.            Inapplicable
6.            Consent of Scott V. Carney, FSA, MAAA (To be filed by
              amendment.)
7.A.          Consent of Sutherland, Asbill & Brennan LLP (To be filed by amendment.)
7.B.          Consent of PricewaterhouseCoopers (To be filed by
              amendment.)
8.            Description of Providentmutual Life and Annuity Company of
              America's Issuance, Transfer and Redemption Procedures for
              Policies(4)
9.            Powers of Attorney(1)
10.A.         Participation Agreement among Market, Street Fund, Inc.,
              Providentmutual Company of America and PML Securities, Inc.
              (To be filed by amendment.)
10.B.         Participation Agreement among Variable Insurance Products
              Fund, Fidelity Corporation and Providentmutual Life and
              Annuity Company of America (To be filed by amendment.)
10.C.         Participation Agreement among Variable Insurance Products
              Fund II, Fidelity Corporation and Providentmutual Life and
              Annuity Company of America (To be filed by amendment.)
10.D.         Form of Fund Participation Agreement among Neuberger &
              Berman Advisers Managers Trust and Providentmutual Life and
              Annuity Company of America (To be filed by amendment.)
10.E.         Participation Agreement between OCC Accumulation Trust and
              Providentmutual Life and Annuity Company of America (To be
              filed by amendment.)
10.F.         Participation Agreement between Van Eck Invest ment Trust
              and Providentmutual Life and Annuity Company of America (To
              be filed by amendment.)
10.G.         Participation Agreement among The Alger American Fund,
              Providentmutual Life and Annuity Company of America and Fred
              Alger and Company Incorporated (To be filed by amendment.)
10.H.         Participation Agreement between Scudder Variable Life
              Investment Fund and Providentmutual Life and Annuity Company
              of America (To be filed by amendment.)
10.I.         Participation Agreement between The Dreyfus Socially
              Responsible Growth Fund and Providentmutual Life and Annuity
              Company of America (To be filed by amendment.)
10.J.         Support Agreement between Provident Mutual Life Insurance
              and Providentmutual Life and Annuity Company of America. (To
              be filed by amendment.)
27.           Inapplicable

---------------
(1) Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement for Provident Mutual Life Insurance Company filed on May 1, 1998, File No. 33-65512.

(2) Incorporated herein by reference to Post-Effective Amendment No. 18 to the Form S-6 Registration Statement for Provident Mutual Life Insurance Company filed on May 1, 1998, File No. 33-2625.

(3) Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form S-6 Registration Statement for Provident Mutual Life Insurance Company filed on May 1, 1998, File No. 33-42133.

(4) Incorporated herein by reference to Post-Effective Amendment No. 4 to the Form S-6 Registration Statement for Providentmutual Life and Annuity Company of America filed on May 1, 1998, file No. 33-83138.

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Providentmutual Variable Life Separate Account has caused this Registration Statement to be signed on its behalf in New Castle
County, State of Delaware on this                day of November, 1998.

                                                                PROVIDENTMUTUAL VARIABLE LIFE
                                                                SEPARATE ACCOUNT (Registrant)

             Attest: /s/ JAMES POTTER                              By: /s/ ROBERT W. KLOSS
---------------------------------------------------    ----------------------------------------------
                                                                       Robert W. Kloss
                                                                          President

                                                       By: PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF
                                                                     AMERICA (Depositor)

             Attest: /s/ JAMES POTTER                              By: /s/ ROBERT W. KLOSS
---------------------------------------------------    ----------------------------------------------
                                                                       Robert W. Kloss
                                                                          President

     As required by the securities act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                    SIGNATURES                                              TITLE
                    ----------                                              -----
                /s/ ROBERT W. KLOSS                    Director and President
---------------------------------------------------
                  Robert W. Kloss

               /s/ STEPHEN L. WHITE                    Actuarial Officer (Principal Financial Officer)
---------------------------------------------------
                 Stephen L. White

                /s/ TODD R. MILLER                     Financial Reporting Officer (Principal
---------------------------------------------------      Accounting Officer)
                  Todd R. Miller

                         *                             Director
---------------------------------------------------
                 Mary Lynn Finelli

                         *                             Director
---------------------------------------------------
                 J. Kevin McCarthy

                         *                             Director, Secretary and Legal Officer
---------------------------------------------------
               James G. Potter, Jr.

                         *                             Director
---------------------------------------------------
                 James D. Kestner

                         *                             Director
---------------------------------------------------
                  Sarah C. Lange

                    SIGNATURES                                              TITLE
                    ----------                                              -----
                         *                             Director
---------------------------------------------------
                  Alan F. Hinkle

                         *                             Director
---------------------------------------------------
                  Joan C. Tucker

                         *                             Director
---------------------------------------------------
                   Mehran Assadi

                         *                             Director
---------------------------------------------------
                 Linda M. Springer

*By:             /s/ WILLIAM P. LOECHE
    ---------------------------------------------
                William P. Loesche
                 Attorney-In-Fact
           Pursuant To Power Of Attorney

                                 EXHIBIT INDEX

1.A.5.   Individual Flexible Premium Adjustable Variable Life
         Insurance Policy (Form VL101)

1.A.5.b  Additional Insurance Benefit Rider (Form   )
1.A.5.d  Children's Term Rider (Form   )
1.A.5.h  Disability Waiver of Premium Benefit Rider (Form   )
1.A.10   Form of Application